As filed with the Securities and Exchange Commission on May 2, 2017

Registration Statement No. 333-217432

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1

to

FORM S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

FIRST MERCHANTS CORPORATION

(Exact name of registrant as specified in its charter)

INDIANA	6712	35-1544218
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

200 East Jackson Street

Muncie, Indiana 47305

(765) 747-1500

(Address, including Zip Code, and telephone number, including area code, of registrant’s principal executive offices)

Mark K. Hardwick

Executive Vice President,

Chief Financial Officer and Chief Operating Officer

First Merchants Corporation

200 East Jackson Street

Muncie, Indiana 47305

(765) 747-1500

(Name, address, including Zip Code, and telephone number, including area code, of agent for service)

With copies to:

Jeremy E. Hill, Esq. Bradley C. Arnett, Esq. Bingham Greenebaum Doll LLP 2700 Market Tower 10 W. Market Street Indianapolis, Indiana 46204 (317) 635-8900	Martin D. Werner, Esq. Shumaker, Loop & Kendrick, LLP 1000 Jackson Street Toledo, Ohio 43604 (419) 241-9000

Approximate date of commencement of the proposed sale of the securities to the public: As soon as practicable after the effective date of this Registration Statement and upon the effective time of the merger described in the accompanying proxy statement and prospectus.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See the definition of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒	Accelerated filer	☐
Non-accelerated filer	☐ (Do not check if a smaller reporting company)	Smaller reporting company	☐
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer)  ☐

Exchange Act Rule 14d-1(d) (Cross-Border Third Party Tender Offer)  ☐

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

THE INFORMATION IN THIS PROXY STATEMENT AND PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. WE MAY NOT ISSUE THESE SECURITIES UNTIL THE REGISTRATION STATEMENT IS EFFECTIVE. THIS PROXY STATEMENT AND PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

PRELIMINARY PROXY STATEMENT AND PROSPECTUS

DATED MAY 2, 2017 SUBJECT TO COMPLETION

FIRST MERCHANTS CORPORATION	INDEPENDENT ALLIANCE BANKS, INC.

YOUR VOTE IS VERY IMPORTANT

PROSPECTUS OF FIRST MERCHANTS CORPORATION FOR UP TO

5,968,170 SHARES OF COMMON STOCK AND

PROXY STATEMENT OF INDEPENDENT ALLIANCE BANKS, INC.

The Board of Directors of First Merchants Corporation (“First Merchants”) and the Board of Directors of Independent Alliance Banks, Inc. (“IALB”) have approved an Agreement and Plan of Reorganization and Merger (the “Merger Agreement”), pursuant to which IALB will merge with and into First Merchants (the “Merger”). This proposed strategic business combination will further expand the second largest bank holding company headquartered in the State of Indiana. Following the Merger and the consummation of the proposed acquisition by First Merchants Bank, the wholly-owned banking subsidiary of First Merchants, of The Arlington Bank, an Ohio savings bank (as further discussed herein), the combined company will have 126 banking offices in thirty-one Indiana counties, as well as two counties in both Ohio and Illinois, and have approximately $8.8 billion in assets, $6.1 billion in loans, $6.7 billion in deposits, and total shareholders’ equity of $1.2 billion.

If the Merger Agreement is approved by a majority of the shareholders of IALB and the Merger is subsequently completed, the shares of IALB common stock owned by each IALB shareholder will be converted into the right to receive 1.6530 shares (the “Exchange Ratio”) of First Merchants common stock. First Merchants will pay cash for any fractional shares resulting from application of the Exchange Ratio. The Exchange Ratio is subject to adjustments for stock splits, stock dividends, recapitalization, or similar transactions.

First Merchants common stock is listed on The NASDAQ Global Select Market under the symbol “FRME.” On February 16, 2017, the last business day prior to the public announcement of the Merger, the closing price of a share of First Merchants common stock was $42.10, which, after giving effect to the Exchange Ratio of 1.6530, results in an implied value of approximately $69.59 per share of IALB common stock as of such date. On April 28, 2017, the latest practicable date before the date of this proxy statement and prospectus, the closing price of a share of First Merchants common stock was $41.38, which, after giving effect to the Exchange Ratio of 1.6530, results in an implied value of approximately $68.40 per share of IALB common stock as of such date. You should obtain a current market quotation for First Merchants before you vote.

We cannot complete the Merger unless a majority of the issued and outstanding shares of common stock of IALB vote to approve the Merger Agreement. IALB will hold a special meeting of its shareholders to vote on this merger proposal. Your vote is very important. Whether or not you plan to attend the shareholder meeting, please take the time to vote by completing the enclosed proxy card and mailing it in the enclosed envelope. If you sign, date and mail your proxy card without indicating how you want to vote, your proxy will be counted as a vote in favor of the Merger Agreement. Not returning your card will have the same effect as a vote against the Merger Agreement.

The date, time and place of the meeting are as follows:

June 27, 2017, 3:00 p.m., local time

Ramada Plaza Fort Wayne

Hotel and Conference Center

305 E. Washington Center Road

Fort Wayne, Indiana 46825

This proxy statement and prospectus provides you with detailed information about the special meeting and the proposed Merger. It also contains or references information about IALB and First Merchants. You can also get information about First Merchants from publicly available documents that have been filed with the Securities and Exchange Commission.

We strongly support the Merger of our companies. The Board of Directors of IALB recommends that you vote in favor of the Merger Agreement.

/s/ Michael C. Rechin President and Chief Executive Officer FIRST MERCHANTS CORPORATION	/s/ Michael C. Marhenke President and Chief Executive Officer INDEPENDENT ALLIANCE BANKS, INC.

For a discussion of certain risk factors which you should consider in evaluating the Merger, see “Risk Factors” beginning on page 23. We encourage you to read this entire document carefully.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued pursuant to this proxy statement and prospectus or determined if this proxy statement and prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

These securities are not savings or deposit accounts or other obligation of any bank or non-bank subsidiary of either of our companies, and they are not insured by the Federal Deposit Insurance Corporation, the Deposit Insurance Fund or any other federal or state governmental agency.

Proxy statement and prospectus dated [●], 2017, and first mailed to IALB shareholders on or about [●], 2017.

ADDITIONAL INFORMATION

This document incorporates important business and financial information about First Merchants from other documents filed by First Merchants with the Securities and Exchange Commission (“SEC”) that are not delivered with or included in this document. This information (including the documents incorporated herein by reference) is available to you without charge upon your written or oral request. You may request these documents in writing or by telephone at the following addresses and telephone numbers:

First Merchants Corporation

200 East Jackson Street

Muncie, Indiana 47305

Attention: Brian T. Hunt,

Corporate Secretary

Telephone: (765) 747-1500

To ensure timely delivery, shareholders must request the documents containing the information described above no later than five (5) business days prior to the date of the special meeting of the IALB shareholders. Accordingly, if you would like to make such a request, please do so by June 20, 2017, in order to receive the requested information before the meeting.

You can also obtain copies of the documents incorporated by reference in this document through the SEC’s website at www.sec.gov. See “WHERE YOU CAN FIND ADDITIONAL INFORMATION” on page [●].

INDEPENDENT ALLIANCE BANKS, INC.

118 East Ludwig Road

Fort Wayne, Indiana 46825

NOTICE OF SPECIAL MEETING OF

SHAREHOLDERS TO BE HELD ON

JUNE 27, 2017

To Our Shareholders:

We will hold a special meeting of the shareholders of Independent Alliance Banks, Inc. (“IALB”) on June 27, 2017, at 3:00 p.m., local time, at Ramada Plaza Fort Wayne Hotel and Conference Center, 305 E. Washington Center Road, Fort Wayne, Indiana 46825.

The purposes of the special meeting are the following:

1.	Merger Proposal. To consider and vote upon a proposal to approve the Agreement and Plan of Reorganization and Merger, dated February 17, 2017 (the “Merger Agreement”), between First Merchants Corporation (“First Merchants”) and IALB, and to approve the transactions contemplated thereby (the “Merger Proposal”). Pursuant to the Merger Agreement, IALB will merge with and into First Merchants (the “Merger”) and, immediately thereafter, iAB Financial Bank will merge with and into First Merchants Bank (“First Merchants Bank”), a wholly-owned banking subsidiary of First Merchants (the “Bank Merger”).

2.	Adjournment Proposal. To approve one (1) or more adjournments of the IALB special meeting, if necessary or appropriate, to solicit additional proxies in favor of the Merger Proposal (the “Adjournment Proposal”).

3.	Other Matters. To vote upon such other matters which may properly be presented at the special meeting or any adjournment or postponement of the special meeting. IALB’s Board of Directors is not aware of any such other matters.

The proxy statement and prospectus describes the Merger Agreement and the proposed Merger in detail and includes, as Annex A, the complete text of the Merger Agreement. We urge you to read these materials for a description of the Merger Agreement and the proposed Merger. In particular, you should carefully read the section captioned “Risk Factors” beginning on page [●] of the accompanying proxy statement and prospectus for a discussion of certain risk factors relating to the Merger.

The Board of Directors of IALB has fixed the close of business on April 28, 2017, as the record date for determining those shareholders who are entitled to notice of, and to vote at, the special meeting and any adjournment or postponement of the special meeting. Approval of the Merger Proposal requires the affirmative vote of at least a majority of the outstanding shares of IALB common stock. Approval of the Adjournment Proposal only requires the affirmative vote of at least a majority of the shares of IALB common stock voting at the meeting, in person or by proxy, so long as a quorum is present.

Our shareholders are entitled to assert dissenters’ rights of appraisal in connection with the proposed Merger under Chapter 44 of the Indiana Business Corporation Law, a copy of which is attached as Annex B to the accompanying proxy statement and prospectus.

The IALB Board of Directors recommends that you vote “FOR” (1) approval of the Merger Proposal; and (2) approval of the Adjournment Proposal.

Whether or not you plan to attend the special meeting in person, please submit your proxy by completing, signing, and dating the enclosed proxy card and returning it as soon as possible using the enclosed postage-prepaid envelope. If you attend the special meeting, you may vote in person if you wish, even if you have previously submitted your proxy. Not submitting your proxy will have the same effect as a vote against the Merger Proposal.

By Order of the Board of Directors

	Charles R. Schrimper	Michael C. Marhenke
	Chairman	President and Chief Executive Officer
[●], 2017
Fort Wayne, Indiana

FORWARD-LOOKING STATEMENTS

This document, and the information included or incorporated by reference into it, contain forward-looking statements made pursuant to the safe-harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements can often, but not always, be identified by the use of words like “believe,” “continue,” “pattern,” “estimate,” “project,” “intend,” “anticipate,” “expect” and similar expressions, or future or conditional verbs such as “will,” “would,” “should,” “could,” “might,” “can,” “may,” or similar expressions. These forward-looking statements include, but are not limited to, statements relating to the benefits of the proposed Merger between First Merchants and IALB, including future financial and operating results, cost savings, enhanced revenues, and accretion/dilution to reported earnings that may be realized from the Merger, as well as other statements of expectations regarding the Merger, and other statements of First Merchants’ goals, intentions and expectations; statements regarding First Merchants’ business plan and growth strategies; statements regarding the asset quality of First Merchants’ loan and investment portfolios; and estimates of First Merchants’ risks and future costs and benefits, whether with respect to the Merger or otherwise.

These forward-looking statements are subject to significant risks, assumptions and uncertainties that may cause results to differ materially from those set forth in forward-looking statements, including, among other things: the risk that the businesses of the First Merchants and IALB will not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; expected revenue synergies and cost savings from the Merger may not be fully realized or realized within the expected time frame; revenues following the Merger may be lower than expected; customer and employee relationships and business operations may be disrupted by the Merger; the ability to obtain required regulatory and shareholder approvals, and the ability to complete the Merger on the expected time frame; possible changes in economic and business conditions; the existence or exacerbation of general geopolitical instability and uncertainty; the ability of First Merchants to integrate recent acquisitions and attract new customers; possible changes in monetary and fiscal policies, and laws and regulations; the effects of easing restrictions on participants in the financial services industry; the cost and other effects of legal and administrative cases; possible changes in the credit worthiness of customers and the possible impairment of collectability of loans; fluctuations in market rates of interest; competitive factors in the banking industry; changes in the banking legislation or regulatory requirements of federal and state agencies applicable to banks and bank holding companies; continued availability of earnings and excess capital sufficient for the lawful and prudent declaration of dividends; changes in market, economic, operational, liquidity, credit and interest rate risks associated with the First Merchants’ and IALB’s business; and other risks and factors identified in First Merchants’ filings with the SEC.

Neither First Merchants nor IALB undertakes any obligation to update any forward-looking statement, whether written or oral, relating to the matters discussed herein unless required to under the federal securities laws. In addition, First Merchants’ and IALB’s past results of operations do not necessarily indicate either of their anticipated future results, whether the Merger is effectuated or not.

i

ii

QUESTIONS AND ANSWERS ABOUT THE MERGER

AND THE SHAREHOLDER MEETING

Q:	What am I voting on?

A:	You are being asked to vote to approve the Merger Agreement, pursuant to which IALB will merge with and into First Merchants, and to approve the transactions contemplated by the Merger Agreement (the “Merger Proposal”). First Merchants would be the surviving entity in the Merger, and IALB would no longer be a separate company.

You are also being asked to vote on two additional proposals (completion of the Merger is not conditioned upon approval of any of these additional proposals):

•	a proposal to adjourn the IALB special meeting, if necessary or appropriate, to solicit additional proxies in favor of the Merger Proposal (which we refer to as the “Adjournment Proposal”); and

•	to vote on such other matters that may be properly presented at the special meeting or any adjournment or postponement of the special meeting. IALB’s Board is not aware of any such other matters.

Q:	Why are First Merchants and IALB proposing to merge?

A:	We believe the Merger is in the best interests of both companies and our respective shareholders. IALB and First Merchants believe that the Merger will bring together two (2) complementary institutions to create a strategically, operationally and financially strong company that is positioned for further growth. The Merger will give the combined company greater scale and geographic diversity, not only for serving existing customers more efficiently, but also for future expansion. The combination will expand the second largest bank holding company based in the State of Indiana. We believe the Merger will enhance our capabilities to provide banking and financial services to our customers and strengthen the competitive position of the combined organization.

You should review the background of and reasons for the Merger described in greater detail beginning on page [●].

Q:	What will IALB shareholders receive in the Merger?

A:	If the Merger Agreement is approved by the shareholders of IALB and the Merger is subsequently completed, the shares of IALB common stock owned by each IALB shareholder will be converted into 1.6530 shares (the “Exchange Ratio”) of First Merchants common stock (the “Merger Consideration”). Each IALB shareholder that would otherwise be entitled to receive a fractional share of First Merchants common stock will receive cash in lieu of such fractional share. The Exchange Ratio is subject to adjustments for stock splits, stock dividends, recapitalization, or similar transactions.

Because the Exchange Ratio is fixed (except for customary anti-dilution adjustments), the value of the Merger Consideration that you will receive will depend on the market price of First Merchants common stock when you receive your shares of First Merchants common stock. The implied per share value of the Merger Consideration, based upon First Merchants’ closing stock price on April 28, 2017, the most recent practicable trading day before this proxy statement and prospectus was finalized, was $41.38 per share. No assurance can be given that the current market price of First Merchants common stock will be equivalent to the market price of First Merchants common stock on the date that shares of First Merchants common stock are received by an IALB shareholder or at any other time. You should obtain current market prices for shares of First Merchants common stock which is listed on The NASDAQ Global Select Market under the symbol “FRME.”

Q:	What risks should I consider before I vote on the Merger Proposal?

A:	You should carefully review the section captioned “RISK FACTORS” beginning on page [●].

Q:	Will First Merchants shareholders receive any shares or cash as a result of the Merger?

A:	No. After the Merger, First Merchants shareholders will continue to own the same number of First Merchants shares they owned before the Merger.

Q:	When is the Merger expected to be completed?

A:	We are working to complete the Merger as quickly as possible. We must first obtain the necessary regulatory approvals and the approval of IALB shareholders at the special meeting. We currently expect to complete the Merger during the third quarter of 2017.

Q:	What are the tax consequences of the Merger to me?

A:	The Merger is intended to qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Internal Revenue Code”). A U.S. Holder (as defined in the section captioned “MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES” beginning on page [●]) who exchanges all of its shares of IALB common stock for shares of First Merchants common stock pursuant to the Merger will not recognize any gain or loss on the exchange for federal income tax purposes, except with respect to any cash received in lieu of a fractional share of First Merchants common stock. A U.S. Holder who receives cash in lieu of a fractional share of First Merchants common stock will be treated as having received such fractional share of First Merchants common stock pursuant to the Merger and then as having sold that fractional share of First Merchants common stock for cash. As a result, a U.S. Holder will generally recognize gain or loss equal to the difference between the amount of cash received and the U.S. Holder’s basis in the fractional share of First Merchants common stock determined as described above. At the closing of the Merger, First Merchants will receive an opinion from their tax attorneys confirming these tax consequences and IALB will receive a letter from First Merchants’ tax attorneys addressed to the shareholders of IALB to the effect that such shareholders shall be permitted to rely upon this tax opinion. Under the Merger Agreement, receipt of the tax opinion and the reliance letter may be waived by First Merchants and IALB, respectively, prior to the closing of the Merger. However, if receipt of such opinion and reliance letter were waived, IALB would resolicit its shareholders if any change in the tax consequences were material and disclose the reasons for the waiver and the change in tax consequences. Such resolicitation would require an amendment to the Registration Statement on Form S-4, of which this proxy statement and prospectus is a part. See “MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES” beginning on page [●]. Your individual tax consequences will depend on your personal situation. You should consult your tax advisor for a full understanding of the tax consequences of the Merger to you.

Q:	Will I have dissenters’ rights?

A:	The shareholders of IALB are entitled to dissenters’ rights in connection with the Merger under Chapter 44 of the Indiana Business Corporation Law, as amended (the “Indiana Business Corporation Law”), a copy of which is included as Annex B to this proxy statement and prospectus. If you wish to assert dissenters’ rights, you must deliver to IALB written notice of your intent to assert such rights before the vote is taken at the special meeting. In addition, you must not vote in favor of the Merger either in person or by proxy. The procedure for dissenting is explained more fully under “THE MERGER – Rights of Dissenting Shareholders” beginning on page [●] and in Annex B to this proxy statement and prospectus.

Q:	What do I need to do now?

A:	You should carefully read and consider the information contained in this document and any information incorporated herein by reference. Then, please submit your proxy by completing, signing, and dating the enclosed proxy card and returning it as soon as possible using the enclosed postage-prepaid envelope so that your shares can be voted at the special shareholder meeting. If a returned proxy card is signed but does not specify how you wish to vote your shares, your proxy will be voted “FOR” the: (1) approval of the Merger Proposal; and (2) approval of the Adjournment Proposal.

Q:	What if I don’t vote or I abstain from voting?

A:	If you do not vote or you abstain from voting, your abstention will count as a vote “AGAINST” the Merger Proposal.

Q:	If my shares are held by my broker in “street name,” will my broker vote my shares for me?

A:	Your broker will vote any shares you hold in “street name” only if you provide instructions to your broker on how to vote your shares. You should follow the directions provided by your broker to vote your shares. If you do not provide your broker with instructions on how to vote your shares held in “street name,” your broker will not be permitted to vote your shares, which will have the effect of a vote “AGAINST” the Merger.

Q:	How do I vote my shares of IALB common stock held in the iAB Financial Bank 401(k)/Profit Sharing Plan (the “Plan”)?

A:	If you invest in IALB common stock through the Plan, you will receive a voting instruction card that reflects all shares that you may direct the trustee to vote on your behalf under the Plan. Under the terms of the Plan, a participant is entitled to direct the trustee how to vote the shares of IALB common stock credited to his or her account under the Plan. If the Plan trustee does not receive timely voting instructions for the shares of IALB common stock held in the Plan, the shares for which the trustee does not receive timely instructions will be voted in a manner calculated to most accurately reflect the instructions received from other Plan participants.

Q.	May I change my vote after I have submitted my proxy?

A:	Yes. You can change your vote at any time before your proxy is voted at the special meeting. You can do this in one (1) of three (3) ways. First, you can send a written notice stating that you revoke your proxy. Second, you can complete and submit a new proxy, dated at a date later than your most recent proxy. Please submit your notice of revocation and/or new proxy card to IALB, 118 East Ludwig Road, Fort Wayne, Indiana 46825, Attention: James A. Witmer, Corporate Secretary. Third, you may attend the special meeting and vote in person. Simply attending the special meeting, however, will not revoke your proxy. You must request a ballot and vote the ballot at the meeting.

Q:	What constitutes a quorum?

A:	The presence, in person or by proxy, of shareholders holding at least a majority of the issued and outstanding shares of IALB entitled to vote as of April 28, 2017, the record date for the special meeting, will constitute a quorum for the special meeting. On the record date, there were 4,082,479 shares of IALB common stock outstanding and entitled to vote at the special meeting.

Q:	Should I send in my stock certificate(s) now?

A:	No. After the Merger is completed, IALB shareholders will receive written instructions from First Merchants for exchanging their stock certificates for shares of First Merchants common stock and cash for fractional shares to be received by them in the Merger. Any shares of IALB common stock held in book-entry form will be automatically exchanged for shares of First Merchants common stock. If you are a First Merchants shareholder, you should retain your certificates, as you will continue to hold the First Merchants shares you currently own.

Q:	Whom should I contact if I have other questions about the Merger Agreement or the Merger?

A:	You may contact:

Independent Alliance Banks, Inc.

118 East Ludwig Road

Fort Wayne, Indiana 46825

Attention: Kevin J. Himmelhaver,

Executive Vice President and Chief Financial Officer

Telephone: (260) 469-6265

SUMMARY

This summary highlights selected information from this proxy statement and prospectus. Because this is a summary, it does not contain all of the information that is important to you. You should carefully read this entire document, including the documents incorporated herein by reference, and the other documents to which we have referred you before you decide how to vote. See “WHERE YOU CAN FIND ADDITIONAL INFORMATION” on page [●] for a description of documents that we incorporate by reference into this document. Each item in this summary includes a page reference that directs you to a more complete description in this document of the topic discussed.

Description of First Merchants Corporation (page [●])

First Merchants Corporation

200 East Jackson Street

Muncie, Indiana 47305

(765) 747-1500

First Merchants is a financial holding company headquartered in Muncie, Indiana and was organized in September 1982. First Merchants common stock is listed on The NASDAQ Global Select Market under the symbol “FRME.” First Merchants has one full-service Indiana commercial bank charter, First Merchants Bank, which opened for business in Muncie, Indiana, in March 1893. First Merchants Bank also operates Lafayette Bank and Trust and First Merchants Private Wealth Advisors as divisions of First Merchants Bank. First Merchants Bank includes over 106 banking locations in 27 Indiana, two Illinois and two Ohio counties. First Merchants Bank’s business activities are currently limited to one significant business segment, which is community banking.

As of December 31, 2016, First Merchants had consolidated assets of $7.2 billion, consolidated deposits of $5.6 billion and shareholders’ equity of $902 million. As of December 31, 2016, First Merchants and its subsidiaries had 1,449 full-time equivalent employees.

Description of Independent Alliance Banks, Inc. (page [●])

Independent Alliance Banks, Inc.

118 East Ludwig Road

Fort Wayne, Indiana 46825

(260) 422-2265

IALB is a financial holding company incorporated under Indiana law and headquartered in Fort Wayne, Indiana. IALB’s wholly-owned bank subsidiary is iAB Financial Bank, an Indiana commercial bank. IALB was formed in 2005 as a result of the merger of Grabill Bancorp and MarBanc Financial Corporation, at which time IALB began operating two wholly-owned bank subsidiaries, MarkleBank and Grabill Bank. In 2012, IALB collapsed the bank charter of MarkleBank into Grabill Bank and simultaneously changed Grabill Bank’s name to iAB Financial Bank. In addition to iAB Financial Bank, IALB’s other direct subsidiary is IAB Risk Management, Inc., a Nevada corporation. IAB Investments Inc., a Nevada corporation (“IAB Investments”), and Grabill Bank Insurance Services, LLC, an Indiana limited liability company, are wholly-owned by iAB Financial Bank. IAB REIT, Inc., a Maryland corporation, is wholly-owned by IAB Investments. iAB Financial Bank operates 17 banking centers in Allen, Huntington, Marshall and Wells counties in Indiana and employed approximately 285 people at December 31, 2016.

At December 31, 2016, on a consolidated basis, IALB had assets of approximately $1.1 billion, deposits of approximately $861 million, and shareholders’ equity of approximately $122.1 million.

The Merger (page [●])

We have attached a copy of the Merger Agreement to this document as Annex A. Please read the Merger Agreement in its entirety. It is the legal document that governs the Merger.

The Merger Agreement provides that, if all of the conditions are satisfied or waived, IALB will be merged with and into First Merchants and, immediately thereafter, IALB will cease to exist. Immediately following the Merger, iAB Financial Bank will be merged with and into First Merchants Bank and iAB Financial Bank will cease to exist. We expect to complete the Merger during the third quarter of 2017.

Reasons for the Merger (pages [●])

First Merchants. First Merchants’ Board of Directors considered a number of financial and nonfinancial factors in making its decision to merge with IALB, including its respect for the ability and integrity of IALB’s Board of Directors, management and staff. The Board believes that expanding First Merchants’ operations in the market areas where IALB operates offers financial and strategic benefits to First Merchants and IALB as a combined company.

IALB. In considering the Merger with First Merchants, IALB’s Board of Directors collected and evaluated a variety of economic, financial and market information regarding First Merchants and its subsidiaries, their respective businesses and First Merchants’ reputation and future prospects. In the opinion of IALB’s Board of Directors, favorable factors included First Merchants’ strong earnings and stock performance, its management, the compatibility of its markets to those of IALB, the likelihood of regulatory approvals of the Merger, and the attractiveness of First Merchants’ offer from a financial perspective. In addition, the Board of Directors considered the fairness opinion of ProBank Austin, described below.

Opinion of ProBank Austin (page [●])

IALB’s Board of Directors retained ProBank Austin to render a fairness opinion in connection with the proposed Merger. At the meeting of IALB’s Board of Directors on February 15, 2017, ProBank Austin delivered to IALB’s Board of Directors an oral opinion, which was confirmed by delivery of a written opinion, dated February 17, 2017, to the effect that, as of the date of the opinion and based upon and subject to the conditions, limitations, qualifications and assumptions set forth in the opinion, the right of the holders of IALB common shares to receive 1.6530 shares (the “Exchange Ratio”) of First Merchants common stock (the “Merger Consideration”) was fair, from a financial point of view, to such holders of IALB common stock, other than any holders who properly perfect their right to dissent under applicable law (the “Excluded Holders”).

The full text of the written opinion of ProBank Austin, which sets forth the assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion of ProBank Austin, is attached as Annex C to this proxy statement and prospectus and is incorporated herein by reference. IALB shareholders are urged to read ProBank Austin’s written opinion carefully and in its entirety. ProBank Austin’s opinion is limited solely to the fairness, from a financial point of view, of the Exchange Ratio to be received in the Merger by the holders of IALB common stock (other than any Excluded Holders) and does not address IALB’s underlying business decision to effect the Merger or the relative merits of the Merger as compared to any alternative business strategies or transactions that might be available with respect to IALB. ProBank Austin’s opinion does not constitute a recommendation to any shareholder of IALB as to how such shareholder should vote or act with respect to any matter relating to the Merger or otherwise.

What IALB Shareholders Will Receive (page [●])

If the Merger Agreement is approved and the Merger is subsequently completed, each outstanding share of IALB common stock will be converted into the right to receive the Exchange Ratio of 1.6530 shares of First Merchants common stock. The Exchange Ratio is subject to adjustment for stock splits, stock dividends, recapitalization or similar transactions. Each IALB shareholder that would otherwise be entitled to receive a fractional share of First Merchants common stock will receive cash in lieu of such fractional share.

Because the Exchange Ratio is fixed (except for customary anti-dilution adjustments), the value of the Merger Consideration that you will receive will depend on the market price of First Merchants common stock when you receive your shares of First Merchants common stock. The implied per share value of the Merger Consideration, based upon First Merchants’ closing stock price on April 28, 2017, the most recent practicable trading day before this proxy statement and prospectus was finalized, was $41.38 per share. No assurance can be given that the current market price of First Merchants common stock will be equivalent to the market price of First Merchants common stock on the date that shares of First Merchants common stock are received by an IALB shareholder or at any other time.

Within three (3) business days following the effective date of the Merger, First Merchants will mail a letter of transmittal to each person who was, immediately prior to the effective time of the Merger, a holder of record of IALB common stock. The letter of transmittal will contain instructions for use in effecting the surrender of IALB stock certificates (or shares held in book-entry form) in exchange for the consideration to which such person may be entitled pursuant to the Merger Agreement.

What First Merchants Shareholders Will Receive (page [●])

First Merchants shareholders will not receive any consideration in the Merger. After the Merger, First Merchants shareholders will continue to own the same number of First Merchants shares owned before the Merger.

The IALB Special Shareholders Meeting (page [●])

The special meeting of IALB shareholders will be held on June 27, 2017, at 3:00 p.m., local time, at Ramada Plaza Fort Wayne Hotel and Conference Center, 305 E. Washington Center Road, Fort Wayne, Indiana 46825.

At the special meeting, IALB shareholders will be asked:

1.	Merger Proposal. To consider and vote upon a proposal to approve the Merger Agreement and to approve the transactions contemplated thereby. Pursuant to the Merger Agreement, IALB will merge with and into First Merchants and, immediately thereafter, iAB Financial Bank will merge with and into First Merchants Bank.

2.	Adjournment Proposal. To approve one (1) or more adjournments of the IALB special meeting, if necessary or appropriate, to solicit additional proxies in favor of the Merger Proposal.

3.	Other Matters. To vote upon such other matters which may properly be presented at the special meeting or any adjournment or postponement of the special meeting. IALB’s Board of Directors is not aware of any such other matters.

IALB Recommendation to Shareholders (page [●])

IALB’s Board of Directors approved and adopted the Merger Agreement and approved and authorized the proposed Merger. IALB’s Board of Directors concluded that entering into the Merger Agreement and completing the Merger and the other transactions contemplated by the Merger Agreement are in the best interest of IALB and the IALB shareholders. IALB’s Board of Directors recommends that IALB shareholders vote “FOR” (1) approval of the Merger Proposal, and (2) approval of the Adjournment Proposal. In reaching its determination, IALB’s Board of Directors considered a number of factors, which are described in the section captioned “THE MERGER—IALB’s Reasons for the Merger” beginning on page [●]. Because of the wide variety of factors considered, IALB’s Board of Directors did not believe it practicable, nor did it attempt, to quantify or otherwise assign relative weight to the specific factors it considered in reaching its decision.

IALB Special Meeting Record Date; Vote Required (page [●])

Only IALB shareholders of record as of the close of business on April 28, 2017, are entitled to notice of, and to vote at, the IALB special meeting and any adjournments or postponements of the special meeting. As of the record date, there were 4,082,479 shares of IALB common stock outstanding. Approval of the Merger Proposal requires the affirmative vote of holders of at least a majority of the outstanding shares of IALB common stock entitled to vote. The approval of the Adjournment Proposal requires more votes to be cast in favor of the proposal than are cast against it. You can vote your shares by attending the IALB special meeting and voting in person, or you can vote by proxy by marking the enclosed proxy card with your vote, signing it and mailing it in the enclosed return envelope. You can revoke your proxy at any time before the special meeting by sending a written notice of revocation, submitting a new proxy or by attending the special meeting and voting in person.

No approval by First Merchants shareholders is required.

Voting Agreement (page [●])

Each member of the Board of Directors of IALB, as of February 17, 2017, the date the Merger Agreement was executed, entered into a voting agreement with First Merchants to cause all IALB common stock owned by each of them of record or beneficially on such date to be voted in favor of the Merger Proposal. See “THE MERGER AGREEMENT—Voting Agreement” on page [●]. As of the record date, the members of IALB’s Board of Directors had power to vote, or caused to be voted, an aggregate of 155,794 shares of IALB common stock outstanding, representing 3.8% of the outstanding shares on that date.

First Merchants ownership of IALB Shares (page [●])

First Merchants currently holds 495,112 shares or 12.1% of IALB’s outstanding common stock, having purchased such shares from an IALB shareholder for $19.8 million in November 2016. First Merchants will vote all of its shares in favor of the Merger Proposal and Adjournment Proposal. See “THE MERGER AGREEMENT—Vote Required” on page [●].

What We Need to Do to Complete the Merger (page [●])

Completion of the Merger depends on a number of conditions being met or waived. In addition to our compliance with the Merger Agreement, these conditions include among others:

•	the approval of the Merger Agreement at the special meeting by a majority of the issued and outstanding shares of IALB common stock;

•	the approval of the Merger and the Bank Merger by certain regulatory agencies and the expiration of any regulatory waiting periods;

•

the representations and warranties made by the parties in the Merger Agreement must be true, accurate and correct in all material respects on and as of the effective date of the Merger, except that representations and warranties that are qualified by materiality or a Material Adverse Effect (as defined below in “THE MERGER AGREEMENT—Conditions to Completion of the Merger”) must be true and correct in all respects, and provided that for those representations and warranties which address matters only as of an earlier date, then they shall be tested as of such earlier date;

•	the covenants made by the parties must have been complied with in all material respects from the date of the Merger Agreement through and as of the effective date of the Merger;

•	First Merchants must have received an opinion of Bingham Greenebaum Doll LLP that, for U.S. federal income tax purposes, the Merger will be treated as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code;

•	IALB must have received a letter from Bingham Greenebaum Doll LLP addressed to the shareholders of IALB, dated as of the effective date of the Merger, to the effect that such shareholders may rely on the opinion referenced immediately above;

•	the Registration Statement on Form S-4, of which this proxy statement and prospectus is a part, relating to the First Merchants shares to be issued pursuant to the Merger Agreement, must have become effective under the Securities Act of 1933, as amended (the “Securities Act”), and no stop order suspending the effectiveness of the Registration Statement shall have been issued or threatened by the SEC;

•	the shares of First Merchants common stock to be issued in the Merger shall have been listed for trading on The NASDAQ Global Select Market (subject to official notice of issuance);

•	there must be no order, decree or injunction of a court or agency of competent jurisdiction which enjoins or prohibits the consummation of the Merger or the Bank Merger; and

•	other customary conditions and obligations of the parties set forth in the Merger Agreement.

Under the Merger Agreement, receipt of the tax opinion and the reliance letter referred to above may be waived by First Merchants and IALB, respectively, prior to the closing of the Merger. However, if receipt of such opinion and reliance letter were waived, IALB would resolicit its shareholders if any change in the tax consequences were material and disclose the reasons for the waiver and the change in tax consequences. Such resolicitation would require an amendment to the Registration Statement on Form S-4, of which this proxy statement and prospectus is a part.

Regulatory Approvals (page [●])

The Merger cannot be completed until First Merchants Bank receives necessary regulatory approvals, which include the approval of the Indiana Department of Financial Institutions (the “Indiana DFI”) and the Federal Deposit Insurance Corporation (the “FDIC”). First Merchants Bank has filed an application with the Indiana DFI and the FDIC, but cannot be certain when or if such approval will be obtained. First Merchants has also requested that the Federal Reserve Board of Governors (the “Federal Reserve”) waive its right to receive an application in connection with the Merger as permitted under Regulation Y of the Bank Holding Company Act. The Federal Reserve waiver was granted on April 14, 2017.

Conduct of Business Pending Merger (page [●])

Under the terms of the Merger Agreement, IALB and First Merchants must carry on their business in the ordinary course and, subject to certain limited exceptions, may not take certain extraordinary actions without first obtaining the other party’s consent.

We have agreed that IALB will continue to pay quarterly dividends at no more than the current rate of $0.22 per share until the Merger closes. We will each cooperate to insure that IALB shareholders will receive only one (1) quarterly dividend for the quarter in which the Merger closes, and not a separate dividend from both First Merchants and IALB.

Agreements of First Merchants (pages [●] and [●])

In the Merger Agreement, First Merchants has agreed, among other matters, to:

•	Proceed and use its reasonable and diligent efforts to obtain any consents and approvals for the Merger. See “THE MERGER—Regulatory Approvals” on page [●].

•	Take action as may be necessary to allow IALB and its subsidiaries’ employees, as soon as reasonably practicable following the effective date of the Merger, to participate in benefit plans First Merchants maintains for its employees. Until such time as participation is implemented, First Merchants will assume, honor and continue the employee plans and benefit arrangements of IALB as in effect on the effective date of the Merger, subject to certain limitations set forth in the Merger Agreement. See “THE MERGER AGREEMENT—Employee Benefit Plans” on page [●].

•	Provide, or allow for, director and officer liability insurance and indemnification. See “THE MERGER AGREEMENT—Indemnification and Insurance of IALB Directors and Officers” on page [●].

Dissenters’ Rights (page [●])

The shareholders of IALB are entitled to dissenters’ rights in connection with the Merger under the Indiana Business Corporation Law. If you wish to assert dissenters’ rights, you must deliver to IALB written notice of your intent to assert such rights before the vote is taken at the special meeting. In addition, you must not vote in favor of the Merger Proposal either in person or by proxy. If the Merger Proposal is approved and the Merger is completed, and you have dissented and followed the required procedures, then you will not receive any shares of common stock of First Merchants. Instead, you will be entitled to receive the fair value of your IALB common stock in cash as determined through the dissenters’ rights procedures. The procedure for dissenting is explained more fully under “THE MERGER – Rights of Dissenting Shareholders” beginning on page [●] and in Annex B to this proxy statement and prospectus.

Management and Operations After the Merger (page [●])

IALB’s corporate existence will cease after the Merger. Accordingly, except as otherwise described herein, directors and officers of IALB will not serve in such capacities after the effective date of the Merger. Upon completion of the Merger, the current officers and directors of First Merchants will continue to serve in such capacities.

Interests of Directors and Officers in the Merger That Are Different From Your Interests (page [●])

You should be aware that some of directors and executive officers of IALB and iAB Financial Bank may have interests in the Merger that are different from, or in addition to, their interests as shareholders. Both IALB’s Board of Directors and First Merchants’ Board of Directors were aware of these interests and took them into consideration in approving the Merger Agreement and the Merger. These interests are as follows:

•

Certain executive officers of IALB and iAB Financial Bank will enter into transition period retention agreements with iAB Financial Bank in connection with the Merger. The agreements provide for amounts to be paid to the officers by iAB Financial Bank (or First Merchants Bank as its successor) and provide for certain non-competition and non-solicitation obligations from the officers. Certain executive officers of IALB and iAB Financial Bank are also recipients of long-term incentive (“LTI Awards”) that provide for the acceleration of vesting and payment of benefits following a change in control of IALB. Under the retention agreements and LTI Awards, these executive officers would be entitled to receive an aggregate of $4,924,863 and $1,343,680, respectively. See “THE MERGER—Interests of Certain Persons in the Merger: Agreements with IALB” on page [●].

•	In connection with entering into the Merger Agreement, First Merchants requested that IALB enter into a Transition Period Retention Agreement (the “Transition Agreement”) with William H. Thatcher, III, IALB’s Executive Vice President and Chief Operating Officer, that provides for certain assurances of employment following the Merger by First Merchants. The Transition Agreement provides that upon the closing of the Merger, First Merchants will enter into an employment arrangement with Mr. Thatcher and appoint Mr. Thatcher as First Merchant’s Regional President for the Fort Wayne Region. In the event the Merger does not close and the Merger Agreement is terminated, the Transition Agreement will automatically terminate. See “THE MERGER—Interests of Certain Persons in the Merger: Agreements with IALB” on page [●].

•	First Merchants has agreed that for a period of six (6) years after the effective time of the Merger, it will maintain directors’ and officers’ liability insurance in force covering directors and officers of IALB and iAB Financial Bank, subject to certain conditions set forth in the Merger Agreement.

•	The Merger Agreement obligates First Merchants to appoint one person who is currently a member of the IALB Board of Directors (chosen by First Merchants after consultation with IALB) to the First Merchants Board of Directors. Such person will be entitled to receive compensation from First Merchants for service to the Board.

Termination of the Merger (page [●])

Both First Merchants and IALB can mutually agree to terminate the Merger Agreement before we complete the Merger. In addition, either IALB or First Merchants acting alone can terminate the Merger Agreement under the circumstances described on page [●].

IALB has agreed to pay First Merchants a termination fee of $5,000,000 if:

•	IALB’s Board of Directors terminates the Merger Agreement in the exercise of its fiduciary duties after receipt of an unsolicited superior acquisition proposal from a third party;

•	First Merchants terminates the Merger Agreement because IALB’s Board of Directors withdraws or modifies its recommendation to IALB’s shareholders to vote for the Merger following receipt of a written proposal for an acquisition from a third party; or

•	First Merchants terminates the Merger Agreement because IALB fails to give First Merchants written notice that it intends to furnish information to or enter into discussions or negotiations with a third party relating to a proposed acquisition of IALB, or if IALB, within sixty (60) days after giving such notice, does not terminate such discussions or negotiations.

Material U.S. Federal Income Tax Consequences (page [●])

It is a condition to the closing of the Merger that Bingham Greenebaum Doll LLP deliver an opinion, effective as of the date of the Merger, to First Merchants substantially to the effect that, for United States federal income tax purposes, the Merger will be treated as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code. This opinion will not, however, bind the Internal Revenue Service (the “IRS”) which could take a different view. It is also a condition to the closing of the Merger that Bingham Greenebaum Doll

LLP deliver a letter to IALB, addressed to the shareholders of IALB and dated as of the effective date of the Merger, to the effect that the shareholders shall be permitted to rely upon the tax opinion referred to above. Under the Merger Agreement, receipt of the tax opinion and the reliance letter may be waived by First Merchants and IALB, respectively, prior to the closing of the Merger. However, if receipt of such opinion and reliance letter were waived, IALB would resolicit its shareholders if any change in the tax consequences were material and disclose the reasons for the waiver and the change in tax consequences. Such resolicitation would require an amendment to the Registration Statement on Form S-4, of which this proxy statement and prospectus is a part.

Determining the actual tax consequences of the Merger to you can be complicated. We suggest you consult with your own tax advisors with respect to the tax consequences of the Merger to you.

For a more detailed description of the material federal income tax consequences of the Merger to First Merchants and IALB shareholders, see “MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES” on page [●].

Comparative Rights of First Merchants and IALB Shareholders (page [●])

The rights of shareholders of First Merchants and IALB differ in some respects. The rights of holders of First Merchants common stock are governed by the laws of the State of Indiana, including the Indiana Business Corporation Law, and First Merchants’ Articles of Incorporation and Bylaws. The rights of holders of IALB common stock are governed by the laws of the State of Indiana, including the Indiana Business Corporation Law, and IALB’s Articles of Incorporation and Bylaws. Upon completion of the Merger, IALB shareholders who receive First Merchants common stock will take such stock subject to First Merchants Articles of Incorporation and Bylaws.

Authorized But Unissued Shares

First Merchants	IALB

First Merchants’ Articles of Incorporation authorize the issuance of 100,000,000 shares of common stock, of which 41,047,543 shares were outstanding as of March 31, 2017. First Merchants’ Board of Directors may authorize the issuance of additional shares of common stock up to the amounts authorized in First Merchants’ Articles of Incorporation without shareholder approval, subject only to the restrictions of the Indiana Business Corporation Law and the Articles of Incorporation. First Merchants has 500,000 shares of preferred stock authorized, no shares of which are currently outstanding. The preferred shares are available to be issued, without prior shareholder approval, in classes with the rights, privileges and preferences determined for each class by the Board of Directors of First Merchants.

As of March 31, 2017, First Merchants had 223,802 shares of its common stock reserved and remaining available for issuance under its 2009 Long-term Equity

The Articles of Incorporation of IALB authorize the issuance of 10,000,000 shares of common stock, without par value. As of April 28, 2017, there were 4,082,479 shares of common stock outstanding. IALB’s Board of Directors may authorize the issuance of additional shares of common stock up to the amounts authorized in IALB’s Articles of Incorporation, without shareholder approval, subject only to the restrictions of the Indiana Business Corporation Law and its Articles of Incorporation.

First Merchants	IALB

Incentive Plan, 41,516 shares of its common stock reserved and remaining available for issuance under its Dividend Reinvestment and Stock Purchase Plan and 322,729 shares of its common stock reserved and remaining available for issuance under its 2008 Equity Compensation Plan for Non-Employee Directors. In addition, as of March 31, 2017, First Merchants had no options granted but unexercised under its 1994 Stock Option Plan, 101,976 options granted but unexercised under its 1999 Long-term Equity Incentive Plan, and 77,400 options granted but unexercised under its 2009 Long-term Equity Incentive Plan, with shares reserved and remaining available equal to the outstanding options under each plan.

The issuance of additional shares of First Merchants common stock or the issuance of additional First Merchants preferred stock may adversely affect the interests of First Merchants shareholders by diluting their voting and ownership interests.

Restrictions on Transfer of Shares

First Merchants	IALB

The holders of First Merchants common stock are generally not restricted on sales of their shares. The shares are also registered under Section 12 of the Securities and Exchange Act of 1934 (the “Exchange Act”) and listed for exchange on The NASDAQ Global Select Market. As a result, a public market exists for the shares of common stock.	The holders of IALB common stock are generally not restricted on sales of their shares. The shares are not registered under Section 12 of the Exchange Act, but are quoted on the OTCQX Market under the symbol “IALB.” As a result, a limited public market exists for the shares of common stock.

Dividend Rights

First Merchants	IALB

The holders of First Merchants common stock are entitled to dividends and other distributions when, as and if declared by its Boards of Directors.

Generally, First Merchants may not pay a dividend if, after giving effect to the dividend:

•    First Merchants would not be able to pay its debts as they become due in the usual course of business; or

•    First Merchants’ total assets would be less than the sum of its total liabilities plus the amount that would be needed to satisfy preferential rights of shareholders payable upon dissolution.

The holders of IALB common stock are entitled to dividends and other distributions when, as and if declared by its Boards of Directors. Dividends may be paid in cash, in property or in IALB’s stock.

Generally, IALB may not pay a dividend if, after giving effect to the dividend:

•    IALB would not be able to pay its debts as they become due in the usual course of business; or

•    IALB’s total assets would be less than the sum of its total liabilities plus the amount that would be needed to satisfy preferential rights of shareholders payable upon dissolution.

First Merchants	IALB

The amount of dividends, if any, that may be declared by First Merchants in the future will necessarily depend upon many factors, including, among other things, future earnings, capital requirements, business conditions and capital levels of subsidiaries (since First Merchants is primarily dependent upon dividends paid by its subsidiaries for revenues), the discretion of First Merchants’ Board of Directors and other factors that may be appropriate in determining dividend policies.

First Merchants Bank may pay cash dividends to First Merchants on its common stock only out of adjusted retained net profits for the year in which the dividend is paid and the two preceding years.

First Merchants Bank will ordinarily be restricted to paying dividends in a lesser amount to First Merchants than is legally permissible because of the need for the banks to maintain adequate capital consistent with the capital adequacy guidelines promulgated by the banks’ principal federal regulatory authorities. If a bank’s capital levels are deemed inadequate by the regulatory authorities, payment of dividends to its parent holding company may be prohibited. First Merchants Bank is not currently subject to such a restriction.

Completion of the Merger (page [●])

The Merger will become effective when we file Articles of Merger with the Secretary of the State of Indiana, or at such later date and time as may be set forth in the Articles of Merger. We expect the Merger to become effective during the third quarter of 2017.

Comparative Market Price Information

Shares of First Merchants common stock are listed on The NASDAQ Global Select Market under the symbol “FRME.” Shares of IALB common stock are quoted on the OTCQX Market under the symbol “IALB.” The following table presents quotation information for First Merchants common stock and for IALB common stock on February 16, 2017, the business day before the Merger was publicly announced, and April 28, 2017, the last practicable trading day for which information was available prior to the date of this proxy statement and prospectus.

	First Merchants Common Stock			IALB Common Stock
	(Dollars Per Share)
	High	Low	Close	High	Low	Close
February 16, 2017	$42.17	$41.48	$42.10	$39.90	$39.50	$39.90
April 28, 2017	$43.115	$41.32	$41.38	$70.00	$67.67	$67.67

The market value of the aggregate consideration that IALB shareholders will receive in the Merger is approximately $251.3 million (or $69.59 per share of IALB common stock) based on 3,610,508 shares of IALB common stock outstanding (representing the sum of 4,082,479 shares of IALB common stock outstanding on

February 16, 2017 and 23,141 shares of IALB common stock to be issued immediately prior to the effective time of the Merger pursuant to certain outstanding stock unit awards and excluding the 495,112 shares of IALB common stock currently held by First Merchants) and First Merchants’ closing stock price of $42.10 on February 16, 2017, the business day before the Merger was publicly announced.

The market value of the aggregate consideration that IALB shareholders will receive in the Merger is approximately $247.0 million (or $68.40 per share of IALB common stock) based on 3,610,508 shares of IALB common stock outstanding (as described above) and First Merchants’ closing stock price of $41.38 on April 28, 2017, the last practicable trading day prior to the date of this proxy statement and prospectus.

Also set forth below for the closing price of First Merchants common stock on February 16, 2017, and April 28, 2017, is the equivalent pro forma price of IALB common stock, which we determined by multiplying the applicable price of First Merchants common stock by the number of shares of First Merchants common stock we are issuing for each share of IALB common stock in the Merger, which is the Exchange Ratio of 1.6530. The equivalent pro forma price of IALB common stock shows the implied value to be received in the Merger by IALB shareholders who receive First Merchants common stock in exchange for a share of IALB common stock on these dates.

	First Merchants Common Stock	IALB Common Stock	IALB Equivalent Pro Forma
February 16, 2017	$42.10	$39.90	$69.59
April 28, 2017	$41.38	$67.67	$68.40

We suggest you obtain a current market quotation for First Merchants common stock. We expect that the market price of First Merchants common stock will fluctuate between the date of this document and the date on which the Merger is completed and thereafter. Because the Exchange Ratio is fixed (except for customary anti-dilution adjustments) and the market price of First Merchants common stock is subject to fluctuation, the value of the shares of First Merchants common stock that IALB shareholders will receive in the Merger may increase or decrease prior to and after the Merger.

Comparative Per Share Data

The following table sets forth the basic and diluted earnings per common share, book value per share and cash dividends per share for each of First Merchants and IALB on a historical basis, for First Merchants on a pro forma combined basis, and on a pro forma combined basis per IALB equivalent share.

The pro forma data gives effect to: (i) the proposed acquisition by First Merchants Bank of The Arlington Bank, an Ohio savings bank (“Arlington Bank”); (ii) the proposed issuance of a number of shares of First Merchants common stock to the shareholders of Arlington Bank in connection with that acquisition; (iii) the proposed acquisition of IALB; and (iv) the proposed issuance 5,968,170 shares of First Merchants common shares to IALB shareholders, which assumes 3,610,508 shares of IALB common stock are outstanding at the time of closing (representing the sum of 4,082,479 shares if IALB common stock outstanding on February 17, 2017 and 23,141 shares of IALB common stock to be issued immediately prior to the effective time of the Merger pursuant to certain outstanding stock unit awards and excludes the 495,112 shares of IALB common stock currently held by First Merchants) and assumes that there are no dissenters. For purposes of presenting pro forma basic and diluted earnings per share, cash dividends per share, and book value per share, the comparative pro forma data assumes that First Merchants and IALB had been combined throughout the period shown. The data in the column “Pro Forma Equivalent Per IALB Share” shows the effect of the Merger from the perspective of an owner of IALB common stock, and was obtained by multiplying the Combined Pro Forma Amounts for First Merchants by the Exchange Ratio”) of 1.6530.

We expect that we will incur reorganization and restructuring expenses as a result of combining our two companies. We also anticipate that the Merger will provide the combined company with financial benefits that include reduced operating expenses and the opportunity to earn more revenue. The pro forma information, while helpful in illustrating the financial characteristics of the combined company, does not take into account these expected expenses or these anticipated financial benefits, and does not attempt to predict or suggest future results. It also does not necessarily reflect what the historical results of the merged company would have been had our companies been merged during the periods presented.

IALB does not have a class of securities registered under Section 12 of the Exchange Act, is not subject to the reporting requirements of Section 13(a) or 15(d) of the Exchange Act, and accordingly does not file documents and reports with the SEC to be incorporated by reference.

The information in the following table is based on historical financial information of IALB and First Merchants. The information with respect to First Merchants is included in its report previously filed with the SEC. The historical financial information of First Merchants has been incorporated into this document by reference. See “WHERE YOU CAN FIND ADDITIONAL INFORMATION” on page [●] for a description of documents that we incorporate by reference into this document and how to obtain copies of them.

FIRST MERCHANTS AND IALB

HISTORICAL AND PRO FORMA PER SHARE DATA

	First Merchants Historical	Adjusted First Merchants Historical (1)	IALB Historical	Combined Pro forma Amounts for First Merchants (2)	Pro forma Equivalent Per IALB Share
Year ended December 31, 2016
Net income per share
Basic	$1.99	$1.99	$2.50	$1.97	$3.26
Diluted	$1.98	$1.98	$2.50	$1.96	$3.24
Cash dividends per share	$0.54	$0.54	$0.87	$0.54	$0.89
Book value per share (at December 31)	$22.04	$22.67	$29.94	$24.96	$41.26

(1)	Gives effect to the proposed acquisition of Arlington Bank.
(2)	See “Unaudited Pro Forma Summary of Selected Consolidated Financial Data” on page [●] for certain supporting information.

SELECTED CONSOLIDATED FINANCIAL DATA

The following tables set forth certain summary historical consolidated financial data for each of our companies. First Merchants’ and IALB’s balance sheet and income statement data as of and for the five years in the period ended December 31, 2016 are taken from each of First Merchants’ and IALB’s respective audited financial statements (which data and financial statements are presented on a consolidated basis).

The following tables also set forth certain summary unaudited pro forma consolidated financial information for First Merchants and IALB reflecting the Merger. The pro forma disclosures are being presented to provide additional information in support of the pro forma data included under the “Comparative Per Share Data” section of this SUMMARY. As a result, this condensed pro forma presentation is not intended to comply with the disclosure requirements under Article 11 of Regulation S-X. The income statement information presented gives effect to the Merger as if it occurred on the first day of the period presented. The balance sheet information presented gives effect to the Merger as if it occurred on December 31, 2016. The pro forma data reflects the following: (i) the proposed acquisition by First Merchants Bank of Arlington Bank; (ii) the proposed issuance of a number of shares of First Merchants common stock to the shareholders of Arlington Bank in connection with that acquisition; (iii) the proposed acquisition of IALB; and (iv) the proposed issuance 5,968,170 shares of First Merchants common shares to IALB shareholders, which assumes 3,610,508 shares of IALB common stock are outstanding at the time of closing (representing the sum of 4,082,479 shares if IALB common stock outstanding on February 17, 2017 and 23,141 shares of IALB common stock to be issued immediately prior to the effective time of the Merger pursuant to certain outstanding stock unit awards and excludes the 495,112 shares of IALB common stock currently held by First Merchants) and assumes that there are no dissenters.

The pro forma information reflects the purchase method of accounting, with IALB’s assets and liabilities recorded at their estimated fair values as of December 31, 2016. The actual fair value adjustments to the assets and the liabilities of IALB will be made on the basis of appraisals and evaluations that will be made as of the date the Merger is completed. Thus, the actual fair value adjustments may differ significantly from those reflected in these pro forma financial statements. In the opinion of First Merchants’ management, the estimates used in the preparation of these pro forma financial statements are reasonable under the circumstances.

We expect that we will incur reorganization and restructuring expenses as a result of combining our companies. We also anticipate that the Merger will provide the combined company with financial benefits that include reduced operating expenses and the opportunity to earn more revenue. The pro forma information, while helpful in illustrating the financial characteristics of the combined company under two sets of assumptions, does not take into account these expected expenses or anticipated financial benefits, and does not attempt to predict or suggest future results.

This selected financial data is only a summary and you should read it in conjunction with First Merchants’ consolidated financial statements and related notes incorporated into this document by reference. See “WHERE YOU CAN FIND ADDITIONAL INFORMATION” on page [●] for a description of documents that we incorporate by reference into this document and how to obtain copies of such documents.

FIRST MERCHANTS

FIVE YEAR SUMMARY OF SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

(Dollars in Thousands, Except Per Share Amounts)

	For the Years Ended December 31,
	2016	2015	2014	2013	2012
Summary of Operations
Interest income	$253,312	$221,198	$208,879	$170,834	$175,949
Interest expense	26,839	24,794	21,842	16,569	23,613

Net interest income	226,473	196,404	187,037	154,265	152,336
Provision for loan losses	5,657	417	2,560	6,648	18,534

Net interest income after provision	220,816	195,987	184,477	147,617	133,802
Non-interest income	65,203	69,868	61,816	51,831	63,699
Non-interest expenses	177,359	174,806	164,008	139,034	136,307

Income before income tax expense	108,660	91,049	82,285	60,414	61,194
Income tax expense	27,609	25,665	22,123	15,884	16,072

Net Income	81,051	65,384	60,162	44,530	45,122
Preferred stock dividends and discount accretion	—	—	—	(2,380)	(4,539)

Net Income Available to Common Shareholders	$81,051	$65,384	$60,162	$42,150	$40,583

Per Share Data
Net income
Basic	$1.99	$1.73	$1.66	$1.42	$1.42
Diluted	$1.98	$1.72	$1.65	$1.41	$1.41
Cash dividends	$0.54	$0.41	$0.29	$0.18	$0.10

Balance End of Period
Total assets	$7,211,611	$6,761,003	$5,824,127	$5,437,262	$4,304,821
Total loans	5,142,574	4,703,716	3,932,100	3,637,740	2,924,509
Allowance for loan losses	66,037	62,453	63,964	67,870	69,366
Total deposits	5,556,498	5,289,647	4,640,694	4,231,468	3,346,383
Stockholders’ equity	901,657	850,509	726,827	634,923	552,236

Selected Ratios
Return on average assets	1.17%	1.07%	1.08%	0.95%	0.96%
Return on average equity	9.16%	8.67%	8.91%	7.80%	7.58%

IALB

FIVE YEAR SUMMARY OF SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

(Dollars in Thousands, Except Per Share Amounts)

	For the Years Ended December 31,
	2016	2015	2014	2013	2012
Summary of Operations
Interest income	$36,168	$35,137	$35,176	$35,367	$38,705
Interest expense	4,121	4,328	5,306	6,747	8,872

Net interest income	32,047	30,809	29,870	28,620	29,833
Provision for loan losses	799	390	1,200	2,560	2,030

Net interest income after provision	31,248	30,419	28,670	26,060	27,803
Non-interest income	9,768	7,774	7,419	7,765	9,377
Non-interest expenses	28,276	26,592	24,716	25,024	25,556

Income before income tax expense	12,740	11,601	11,373	8,801	11,624
Income tax expense	2,552	2,100	2,064	1,396	2,617

Net Income	$10,188	$9,501	$9,309	$7,405	$9,007

Per Share Data
Net income
Basic	$2.50	$2.32	$2.29	$1.81	$2.18
Diluted	2.50	2.32	2.29	1.81	2.18
Cash dividends	0.87	0.84	0.84	0.83	0.78

Balance End of Period
Total assets	$1,087,866	$1,050,076	$960,796	$948,681	$945,214
Total loans	755,483	713,984	657,758	664,850	658,092
Allowance for loan losses	10,390	9,997	10,057	9,939	11,289
Total deposits	860,997	803,580	729,347	711,640	692,212
Stockholders’ equity	122,146	117,878	112,884	104,755	105,777

Selected Ratios
Return on average assets	0.94%	0.91%	0.97%	0.79%	0.94%
Return on average equity	8.35%	8.23%	8.55%	7.02%	8.72%

FIRST MERCHANTS

UNAUDITED PRO FORMA SUMMARY OF SELECTED CONSOLIDATED FINANCIAL DATA

(Dollars in Thousands, Except Per Share Amounts)

	For the Year Ended December 31, 2016
	First Merchants Historical	Adjusted First Merchants Historical (1)	IALB Historical	Combined Pro forma Amounts for First Merchants (2)
Summary of Operations
Interest income	$253,312	$266,128	$36,168	$305,876
Interest expense	26,839	28,256	4,121	32,552

Net interest income	226,473	237,872	32,047	273,324
Provision for loan losses	5,657	5,657	799	6,456

Net interest income after provision	220,816	232,215	31,248	266,868
Non-interest income	65,203	70,682	9,768	80,450
Non-interest expenses	177,359	187,437	28,276	217,895

Income before income tax expense	108,660	115,460	12,740	129,423
Income tax expense	27,609	29,935	2,552	32,915

Net Income Available to Common Shareholders	$81,051	$85,525	$10,188	$96,508

Per Share Data
Net income
Basic	$1.99	$1.99	$2.50	$1.97
Diluted	1.98	1.98	2.50	1.96
Cash dividends	0.54	0.54	0.87	0.54
Balance End of Period
Total assets	$7,211,611	$7,564,609	$1,087,866	$8,784,553
Total loans	5,142,574	5,370,060	755,483	6,105,630
Allowance for loan losses	66,037	66,037	10,390	66,037
Total deposits	5,556,498	5,818,368	860,997	6,679,365
Stockholders’ equity	901,657	974,611	122,146	1,221,810

(1)	Gives effect to the proposed acquisition of Arlington Bank.
(2)	See Note 1 in “Notes to Unaudited Pro Forma Summary of Selected Consolidated Financial Data on page [●] for information relating to the determination of the purchase price and application of the purchase method of accounting in estimating the fair values of IALB’s assets and liabilities as of December 31, 2016. The actual fair value adjustments to the assets and the liabilities of IALB will be made on the basis of appraisals and evaluations that will be made as of the date the Merger is completed.

NOTES TO UNAUDITED PRO FORMA SUMMARY OF SELECTED

CONSOLIDATED FINANCIAL DATA

(Dollars in Thousands, Except Per Share Amounts)

Note 1—Determination and Allocation of Purchase Price

Each share of IALB common stock that is outstanding immediately prior to the Merger, other than shares held by persons who have perfected dissenters’ rights and any shares owned by First Merchants or IALB, will be converted into the right to receive 1.6530 shares of First Merchants common stock. The table below assumes the issuance of 5,968,170 shares of First Merchants common stock, which represents an assumed 3,610,508 shares of IALB common stock outstanding (which is the sum of the 4,082,479 shares if IALB common stock outstanding on February 16, 2017 and 23,141 shares of IALB common stock to be issued immediately prior to the effective time of the Merger pursuant to certain outstanding stock unit awards and excludes the 495,112 shares of IALB common stock currently held by First Merchants) multiplied by the Exchange Ratio.

To record goodwill generated from the acquisition
Purchase Price:
IALB shares outstanding	3,610,508
Exchange Ratio	1.6530

First Merchants shares issued	5,968,170
First Merchants common stock price at 2/16/2017	$42.10

$251,259,957
Fair market value of IALB shares held by First Merchants prior to the purchase of all remaining outstanding shares	19,750,480

Total Purchase Price	$271,010,437

(Dollars in thousands)
Total Purchase Price	$271,010
Allocated to:
Historical book value of IALB assets and liabilities	122,146
IALB estimated transaction costs, net of tax	(5,645)

Adjusted book value of IALB	$116,501

Adjustments to record assets and liabilities at fair value:
Loans, fair value mark	$(19,691)
IALB allowance for loan losses write-off	10,390
Other real estate owned	(45)
Core deposits intangible	12,000
Borrowings	3,154
Write-off of IALB’s goodwill, core deposits intangible and other purchase accounting adjustments from prior acquisitions	(14,671)
Deferred taxes	(2,033)

Total allocation	$(10,896)

Goodwill	$165,405

RISK FACTORS

In addition to general investment risks and the other information contained in or incorporated by reference into this proxy statement and prospectus, including the matters addressed under the section “FORWARD-LOOKING STATEMENTS,” you should carefully consider the following risk factors in deciding how to vote for the Merger Proposal presented in this proxy statement and prospectus. You should also consider the other information in this proxy statement and prospectus and the other documents incorporated by reference into this proxy statement and prospectus. See “WHERE YOU CAN FIND ADDITIONAL INFORMATION” on page [●].

Risk Factors Relating to the Merged Company and Its Industry

Combining the two (2) companies may be more difficult, costly or time consuming than expected and the anticipated benefits and costs savings of the Merger may not be realized.

Even though First Merchants has acquired other financial services businesses in the past, the success of the Merger with IALB will depend on a number of factors, including, but not limited to, the merged company’s ability to:

•	integrate IALB’s operations with the operations of First Merchants;

•	maintain existing relationships with First Merchants’ depositors and IALB’s depositors to minimize withdrawals of deposits subsequent to the acquisition;

•	maintain and enhance existing relationships with borrowers of First Merchants and IALB;

•	achieve projected net income of First Merchants Bank and expected cost savings and revenue enhancements from the merged company;

•	control the incremental non-interest expense to maintain overall operating efficiencies;

•	retain and attract key and qualified management, lending and other banking personnel; and

•	compete effectively in the communities served by First Merchants and IALB, and in nearby communities.

First Merchants’ failure to successfully integrate IALB into its business may adversely affect its financial condition and results of operations.

The value of the consideration to be received by IALB shareholders in the Merger will fluctuate.

If the Merger is completed, IALB shareholders will receive a number of shares of First Merchants common stock based on a fixed Exchange Ratio of 1.6530 shares of First Merchants common stock for each share of IALB common stock. Because the market value of First Merchants common stock may (and likely will) fluctuate, the value of the stock consideration you receive for your shares may also fluctuate. The market value of First Merchants common stock could fluctuate for any number of reasons, including those specific to First Merchants and those that influence trading prices of equity securities generally. As a result, you will not know the exact value of the shares of First Merchants common stock you will receive at the time you must vote your shares. The value of First Merchants common stock on the closing date of the Merger may be greater or less than the market price of First Merchants common stock on the record date, on the date of this proxy statement and prospectus or on the date of the special meeting. Moreover, the fairness opinion of ProBank Austin is dated February 17, 2017. Changes in the operations and prospects of First Merchants and IALB, general market and economic conditions and other factors which are both within and outside of the control of First Merchants and IALB, on which the fairness opinion is based, may alter the relative value of the companies. Therefore, the fairness opinion does not address the fairness of the Exchange Ratio at the time the Merger will be completed.

We encourage you to obtain a current market quotation for First Merchants common stock because the value of any First Merchants shares you receive may be more or less than the value of such shares as of the date of this document.

The merged company’s allowance for loan losses may not be adequate to cover actual loan losses.

The merged company’s loan customers may not repay their loans according to their terms, and the customers’ collateral securing the payment of their loans may be insufficient to assure repayment. As of December 31, 2016, approximately 64% of the merged company’s loans are comprised of commercial real estate and commercial lines of credit and term and development loans, which can result in higher loan loss experience than residential loans in economic downturns. The underwriting, review and monitoring that will be performed by the merged company’s officers and directors cannot eliminate all of the risks related to these loans.

Each of First Merchants and IALB make various assumptions and judgments about the collectability of their respective loan portfolios and provide an allowance for loan losses based on a number of factors. If the assumptions are wrong or the facts and circumstances subsequently and materially change, the allowance for loan losses and Merger-related credit marks may not be sufficient to cover the merged company’s loan losses. The merged company may have to increase its allowance for loan losses in the future, which could decrease its net income.

Deterioration in loan quality will adversely affect the merged company’s results of operations and financial condition.

Each of First Merchants and IALB seek to mitigate the risks inherent in their respective loan portfolios by adhering to sound underwriting practices. Their lending strategies also include emphasizing diversification on a geographic, industry and customer level, regular credit quality reviews and management reviews of large credit exposures and loans experiencing deterioration of credit quality. There is continuous review of their loan portfolios, including internally administered loan “watch” lists and independent loan reviews. These evaluations take into consideration identified credit problems, as well as the possibility of losses inherent in the loan portfolio that are not specifically identified. Although First Merchants and IALB believe their underwriting and loan review procedures are appropriate for the various kinds of loans they make, the merged company’s results of operation and financial condition will be adversely affected in the event the quality of their respective loan portfolios deteriorates. As of December 31, 2016, First Merchants had $34.7 million and IALB had $6.0 million in non-performing loans.

Changes in interest rates may reduce the merged company’s net interest income.

Like other financial institutions, the merged company’s net interest income is its primary revenue source. Net interest income is the difference between interest earned on loans and investments and interest expense incurred on deposits and other borrowings. The merged company’s net interest income will be affected by changes in market rates of interest, the interest rate sensitivity of its assets and liabilities, prepayments on its loans and investments and limits on increases in the rates of interest charged on its residential real estate loans.

The merged company will not be able to predict or control changes in market rates of interest. Market rates of interest are affected by regional and local economic conditions, as well as monetary policies of the Federal Reserve Board. The following factors also may affect market interest rates:

•	inflation;

•	slow or stagnant economic growth or recession;

•	unemployment;

•	money supply;

•	international disorders;

•	instability in domestic and foreign financial markets; and

•	other factors beyond the merged company’s control.

Each of First Merchants and IALB has policies and procedures designed to manage the risks from changes in market interest rates; however, despite risk management, changes in interest rates could adversely affect the merged company’s results of operations and financial condition.

Changes in economic conditions and the geographic concentration of the merged company’s markets could adversely affect the merged company’s financial condition.

The merged company’s success will depend to a great extent upon the general economic conditions of the Central and Eastern Indiana areas. Unlike larger banks that are more geographically diversified, the merged company will provide banking and financial services to customers primarily located in these areas. Favorable economic conditions may not exist in the merged company’s markets.

A continued economic slowdown could have the following consequences:

•	loan delinquencies may increase;

•	problem assets and foreclosures may increase;

•	demand for the products and services of IALB and First Merchants may decline; and

•	collateral for loans made by IALB and First Merchants may decline in value, in turn reducing customers’ borrowing power, and reducing the value of assets and collateral associated with existing loans.

Anti-takeover defenses may delay or prevent future mergers.

Provisions contained in First Merchants’ Articles of Incorporation and Bylaws and certain provisions of Indiana law could make it more difficult for a third party to acquire First Merchants, even if doing so might be beneficial to First Merchants shareholders. See “COMPARISON OF COMMON STOCK—Anti-Takeover Provisions” on page [●]. These provisions could limit the price that some investors might be willing to pay in the future for shares of First Merchants common stock and may have the effect of delaying or preventing a change in control.

If the Merger is not completed, the parties will have incurred substantial expenses without realizing the expected benefits.

First Merchants and IALB have incurred substantial expenses in connection with the transactions described in this proxy statement and prospectus. The completion of the Merger depends on the satisfaction of several conditions. We cannot guarantee that these conditions will be met. IALB expects to incur approximately $3.2 million in pre-tax Merger-related expenses and First Merchants expects to incur approximately $6.8 million in pre-tax Merger-related expenses, which include legal, accounting and financial advisory expenses and which excludes any termination fees, if applicable. Although some of these expenses will not be incurred if the Merger is not completed, others will and such expenses could have a material adverse impact on the financial condition of First Merchants and IALB because they would not have realized the expected benefits of the Merger. There can be no assurance that the Merger will be completed.

The Merger Agreement may be terminated in accordance with its terms and the Merger may not be completed, which could have a negative impact on IALB.

The Merger Agreement with First Merchants is subject to a number of conditions which must be fulfilled in order to close. Those conditions include: IALB shareholder approval, regulatory approvals, the continued accuracy of certain representations and warranties by both parties and the performance by both parties of certain covenants and agreements. There can be no assurance that the Merger will be completed.

In addition, certain circumstances exist where IALB may choose to terminate the Merger Agreement, including the acceptance of a superior acquisition proposal. See “THE MERGER—Exchange of IALB Common Stock” for a more complete discussion of the consideration to be paid in the Merger and “THE MERGER AGREEMENT—Termination; Waiver; Amendment” for a more complete discussion of the circumstances under which the Merger Agreement could be terminated. There can be no assurance that the conditions to closing the Merger will be fulfilled or that the Merger will be completed.

If the Merger Agreement is terminated, there may be various consequences to IALB, including:

•	IALB’s businesses may have been adversely impacted by the failure to pursue other beneficial opportunities due to the focus of management on the Merger, without realizing any of the anticipated benefits of completing the Merger; and

•	IALB will have incurred substantial expenses in connection with the Merger, without realizing any of the anticipated benefits of completing the Merger.

If the Merger Agreement is terminated by IALB due to its acceptance of a superior acquisition proposal or by First Merchants due to the failure of IALB’s Board of Directors to recommend approval of the Merger Agreement to its shareholders by reason of a superior acquisition proposal or for certain related reasons, then IALB has agreed pay to First Merchants a $5,000,000 termination fee. The payment of the termination fee could have a material adverse effect on IALB’s financial condition, and there can be no assurance that IALB would be able to complete a transaction with a party willing to pay an equivalent or more attractive price than the price First Merchants has agreed to pay in the Merger.

The termination fee and the restrictions on solicitation contained in the Merger Agreement may discourage other companies from trying to acquire IALB.

Until the completion of the Merger, with some exceptions, IALB is prohibited from soliciting, initiating, encouraging or participating in any discussion of or otherwise considering any inquiries or proposals that may lead to an acquisition proposal, such as a merger or other business combination transaction, with any person other than First Merchants. In addition, IALB has agreed to pay a termination fee of $5,000,000 to First Merchants if the IALB Board of Directors does not recommend approval of the Merger Agreement to the IALB shareholders by reason of a superior acquisition proposal. These provisions could discourage other companies from trying to acquire IALB even though such other companies might be willing to offer greater value to IALB’s shareholders than First Merchants has offered in the Merger Agreement. The payment of the termination fee also could have a material adverse effect on IALB’s financial condition.

The market price of First Merchants common stock after the Merger may be affected by factors different from those affecting the shares of IALB or First Merchants currently.

Upon completion of the Merger, holders of IALB common stock will become holders of First Merchants common stock. First Merchants’ business differs in important respects from that of IALB, and, accordingly, the results of operations of the combined company and the market price of First Merchants common stock after the completion of the Merger may be affected by factors different from those currently affecting the independent results of operations of each of First Merchants and IALB. First Merchants is, and will continue to be, subject to the risks described in First Merchants’ Annual Report on Form 10-K for the fiscal year ended December 31, 2016, as updated by subsequent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, all of which are filed with the SEC and incorporated by reference into this proxy statement and prospectus. See the documents incorporated by reference in this proxy statement and prospectus and referred to under “WHERE YOU CAN FIND ADDITIONAL INFORMATION” on page [●].

IALB shareholders will have a reduced ownership and voting interest after the Merger and will exercise less influence over management.

IALB’s shareholders currently have the right to vote in the election of the IALB Board of Directors and on other matters affecting IALB. When the Merger occurs, each IALB shareholder will become a shareholder of First Merchants with a percentage ownership of the combined organization that is smaller than the shareholder’s percentage ownership of IALB. Because of this, IALB’s shareholders will have less influence over the management and policies of First Merchants than they now have over the management and policies of IALB.

Risk Factors Relating to the Merger

Regulatory approvals may not be received, may take longer than expected or may impose conditions that are not presently anticipated or that could have an adverse effect on the combined company following the Merger.

The transactions contemplated in the Merger Agreement cannot be completed until First Merchants receives necessary regulatory approvals, which include the approval of the Federal Deposit Insurance Corporation and Indiana Department of Financial Institutions. In determining whether to grant these approvals, the regulators consider a variety of factors, including the regulatory standing of each party and the factors described under “THE MERGER—Regulatory Approvals.” An adverse development in either party’s regulatory standing or these factors could result in an inability to obtain approval or delay its receipt. These regulators may impose conditions on the completion of the Merger or the Bank Merger or require changes to the terms of the Merger or the Bank Merger. Such conditions or changes could have the effect of delaying or preventing completion of the Merger or the Bank Merger or imposing additional costs on or limiting the revenues of the combined company following the Merger and the Bank Merger, any of which might have an adverse effect on the combined company following the Merger. Regulatory approvals could also be impacted based on the status of any ongoing investigation of either party or its customers, including subpoenas to provide information or investigations, by a federal, state or local governmental agency.

Certain of IALB’s directors and executive officers have interests in the Merger that may differ from the interests of IALB’s shareholders.

IALB shareholders should be aware that some of IALB’s executive officers and directors have interests in the Merger and have arrangements that are different from, or in addition to, those of IALB shareholders generally. IALB’s Board of Directors was aware of and considered these interests, among other matters, when making its decision to approve and adopt the Merger Agreement, and in recommending that IALB shareholders vote in favor of approving the Merger Agreement.

For a description of these interests, see “THE MERGER—Interests of Certain Persons in the Merger” on page [●].

IALB and First Merchants will be subject to business uncertainties and contractual restrictions while the Merger is pending.

Uncertainty about the effect of the Merger on employees and customers may have an adverse effect on IALB or First Merchants. These uncertainties may impair IALB’s or First Merchants’ ability to attract, retain and motivate key personnel until the Merger is completed, and could cause customers and others that deal with IALB or First Merchants to seek to change existing business relationships with IALB or First Merchants. Retention of certain employees by IALB or First Merchants may be challenging while the Merger is pending, as certain employees may experience uncertainty about their future roles with IALB or First Merchants. If key employees depart because of issues relating to the uncertainty and difficulty of integration or a desire not to remain with IALB or First Merchants, IALB’s and/or First Merchants’ business could be harmed. In addition, subject to certain exceptions, each of IALB and First Merchants has agreed to operate its business in the ordinary course prior to closing. See “THE MERGER AGREEMENT—Restrictions Affecting the Parties Prior to Completion of the Merger” on page [●] for a description of the restrictive covenants applicable to IALB and First Merchants while the Merger is pending.

The shares of First Merchants common stock to be received by IALB shareholders as a result of the Merger will have different rights from the shares of IALB common stock.

Upon completion of the Merger, IALB shareholders will become First Merchants shareholders and their rights as shareholders will be governed by the First Merchants Articles of Incorporation and Bylaws. The rights associated with IALB common stock may be different from the rights associated with First Merchants common stock. Please see “COMPARISON OF COMMON STOCK” beginning on page [●] for a discussion of the different rights associated with First Merchants common stock.

The Merger may fail to qualify as a tax-free reorganization for federal tax purposes, resulting in your recognition of taxable gain or loss in respect of your shares of IALB common stock.

IALB intends the Merger to qualify as a tax-free “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code. Although the IRS will not provide a ruling on the matter, First Merchants will, as a condition to closing, obtain an opinion from legal counsel that the Merger will constitute a “reorganization” for federal tax purposes. This opinion does not bind the IRS or prevent the IRS from adopting a contrary position. As a condition to closing, IALB also will receive a letter from First Merchants’ legal counsel, addressed to the shareholders of IALB, to the effect that such shareholders shall be permitted to rely upon the tax opinion referred to above. If the Merger fails to qualify as a reorganization, you generally would recognize gain or loss on each share of IALB common share surrendered in an amount equal to the difference between your adjusted tax basis in that share and the fair market value of the Merger consideration received in exchange for that share upon completion of the Merger.

IALB shareholders will have dissenters’ rights in the Merger.

Dissenters’ rights are statutory rights that, if applicable under law, enable shareholders to dissent from an extraordinary transaction, such as a Merger, and to demand that the corporation pay the fair value for their shares as determined by a court in a judicial proceeding instead of receiving the consideration offered to shareholders in connection with the extraordinary transaction. The shareholders of IALB will have the rights accorded to dissenting shareholders under Chapter 44 of the Indiana Business Corporation Law. The fair value determined through a judicial proceeding may be more or less than the consideration offered under the Merger Agreement. As a result, First Merchants bears the risk that payments owed to dissenting shareholders may exceed the consideration outlined in this proxy statement and prospectus.

THE IALB SPECIAL MEETING

Special Meeting of Shareholders of

Independent Alliance Banks, Inc.

General Information

We are furnishing this document to the shareholders of IALB in connection with the solicitation by the Board of Directors of IALB of proxies for use at the IALB special meeting of shareholders to be held on June 27, 2017, at 3:00 p.m., local time, at Ramada Plaza Fort Wayne Hotel and Conference Center, 305 E. Washington Center Road, Fort Wayne, Indiana 46825. This document is first being mailed to IALB shareholders on [●], 2017, and includes the notice of IALB special meeting, and is accompanied by a form of proxy.

Matters To Be Considered

The purposes of the special meeting are as follows:

1.	Merger Proposal. To consider and vote upon a proposal to approve the Merger Agreement, pursuant to which IALB will merge with and into First Merchants and, immediately thereafter, iAB Financial Bank will merge with and into First Merchants Bank.

2.	Adjournment Proposal. To approve one (1) or more adjournments of the IALB special meeting, if necessary or appropriate, to solicit additional proxies in favor of the Merger Proposal.

3.	Other Matters. To vote upon such other matters which may properly be presented at the special meeting or any adjournment or postponement of the special meeting. The Board of Directors is not aware of any such other matters.

Pursuant to the Merger Agreement, IALB will merge into First Merchants. The Merger Agreement is attached to this document as Annex A and is incorporated in this document by reference. For a description of the Merger Agreement, see “THE MERGER AGREEMENT,” beginning on page [●].

Vote Required

Approval of the Merger Proposal requires the affirmative vote of at least a majority of the outstanding shares of IALB common stock. Approval of the Adjournment Proposal only requires the affirmative vote of at least a majority of the shares of IALB common stock voting at the meeting, in person or by proxy, so long as a quorum is present. IALB has fixed April 28, 2017, as the record date for determining those IALB shareholders entitled to notice of, and to vote at, the special meeting. Accordingly, if you were an IALB shareholder of record at the close of business on April 28, 2017, you will be entitled to notice of and to vote at the special meeting. Each share of IALB common stock you own on the record date entitles you to one (1) vote on each matter presented at the special meeting. At the close of business on the record date of April 28, 2017, there were 4,082,479 shares of IALB common stock outstanding held by approximately 412 shareholders of record. First Merchants currently holds 495,112 shares or 12.1% of IALB’s outstanding common stock. First Merchants will vote all of its shares in favor of the Merger Proposal and Adjournment Proposal.

Voting Agreement

As of the record date, IALB’s Board of Directors had voting power with respect to an aggregate of 155,794 shares of IALB common stock outstanding, representing 3.8% of the outstanding shares on that date. Each member of the Board of Directors of IALB entered into a voting agreement with First Merchants to cause all shares of IALB common stock owned by them of record or beneficially to be voted in favor of the Merger Proposal. See “THE MERGER AGREEMENT—Voting Agreement” on page [●].

Proxies

If you are an IALB shareholder, you should have received a proxy card for use at the IALB special meeting with this proxy statement and prospectus. The accompanying proxy card is for your use in voting at the special meeting if you are unable or do not wish to attend the special meeting in person. The shares represented by proxies properly signed and returned will be voted at the special meeting as instructed by the IALB shareholder giving the proxies. Proxy cards that are properly signed and returned but do not have voting instructions will be voted “FOR” approval of the Merger Proposal and “FOR” approval of the Adjournment Proposal.

If you deliver a properly signed proxy card, you may revoke your proxy at any time before it is exercised by:

•	delivering to the Corporate Secretary of IALB at or prior to the special meeting a written notice of revocation addressed to IALB, 118 East Ludwig Road, Fort Wayne, Indiana 46825, Attention: James A. Witmer, Corporate Secretary; or

•	delivering to IALB at or prior to the special meeting a properly completed proxy card having a later date; or

•	voting in person by ballot at the special shareholders meeting.

Because approval of the Merger Proposal requires the affirmative vote of at least a majority of the outstanding shares of IALB common stock, abstentions will have the same effect as voting “AGAINST” approval of the Merger Proposal. Accordingly, your Board of Directors urges all IALB shareholders to vote by proxy by completing, dating and signing the accompanying proxy and returning it promptly in the enclosed postage-paid envelope. Abstentions and broker non-votes will have no effect on the Adjournment Proposal since it only requires a majority of the shares of IALB common stock voting at the meeting. You should not send stock certificates with your proxy card.

Solicitation of Proxies

IALB will bear the entire cost of soliciting proxies from and mailing proxies to its shareholders in connection with the IALB special meeting. In addition to solicitation of proxies by mail, proxies may be solicited personally or by telephone by directors, officers and certain employees of IALB, who will not be specially compensated for such soliciting.

In soliciting proxies, no one has any authority to make any representations and warranties about the Merger or the Merger Proposal in addition to or contrary to the provisions stated in this document. No statement regarding the Merger, the Merger Agreement or the Merger Proposal should be relied upon except as expressly stated in this document.

Recommendation of the IALB Board of Directors

IALB’s Board of Directors has approved the Merger Agreement. IALB’s Board of Directors believes that the Merger is fair to and in the best interests of IALB and its shareholders. The Board recommends that the IALB shareholders vote “FOR” approval of the Merger Proposal and “FOR” approval of the Adjournment Proposal. See “THE MERGER— IALB’s Reasons for the Merger” on page [●].

Other Matters

The special meeting of IALB shareholders has been called for the purposes set forth in the Notice to IALB shareholders included in this document. Your Board of Directors is unaware of any matter for action by shareholders at the special meeting other than as stated in the Notice or in this proxy statement and prospectus. However, the enclosed proxy will give discretionary authority to the persons named in the proxy with respect to matters which are not known to your Board of Directors as of the date hereof and which may properly come before the special meeting. It is the intention of the persons named in the proxy to vote with respect to such matters in accordance with the recommendations of the Board of Directors of IALB or, if no recommendations are given, in their best judgment. The approval of the transaction of any other business that may properly come before the special meeting generally requires more votes to be cast in favor of the proposal than are cast against it.

Beneficial Ownership of IALB Common Stock by Certain Shareholders

The following table shows, as of April 28, 2017, the beneficial ownership of IALB common stock of each person who beneficially owns more than five percent (5%) of IALB’s outstanding common stock, each IALB director, each of the executive officers of IALB and/or iAB Financial Bank and all of the directors and executive officers as a group. Unless otherwise indicated, each person has sole voting and investment power with respect to the shares set forth in the following table.

Name of Beneficial Owner	Amount of Beneficial Ownership	Percent of Class
Directors
Kathryn A. Brogan	11,194	*
Robert L. Caley	29,141	*
Brent L. Clifton	25,799	*
Karl R. LaPan	6,500	*
Douglas F. LeMaster, Jr.	34,187	*
Michael C. Marhenke	23,690	*
Ann C. McPherren	10,974	*
William S. Ogden	4,787	*
Charles R. Schrimper	5,787	*
James A. Witmer	4,604	*
Total Directors	156,663	3.8%
Other Executive Officers
Karen J. Cameron	12,571	*
Paul J. Grandlienard	2,349	*
Kevin J. Himmelhaver	16,245	*
Michael A. Rice	1,015	*
William H. Thatcher III	-0-	*
Total Other Executive Officers	32,180	*
Directors and Executive Officers as a Group (15 persons)	188,843	4.6%
Others
First Merchants Corporation	495,112	12.1%

*	Less than 1% of the total outstanding.

MERGER PROPOSAL

IALB is asking its shareholders to approve the Merger Proposal. Holders of IALB common stock should read this proxy statement and prospectus carefully and in its entirety, including the annexes, for more detailed information concerning the Merger Agreement and the Merger. A copy of the Merger Agreement is attached to this proxy statement and prospectus as Annex A.

After careful consideration, the Board of Directors of IALB approved and adopted the Merger Agreement and determined it to be advisable and in the best interest of IALB and its shareholders. See “THE MERGER—IALB’s Reasons for the Merger; Recommendation of IALB’s Board of Directors” included elsewhere in this proxy statement and prospectus for a more detailed discussion of the IALB Board of Directors’ recommendation.

For the reasons discussed in this proxy statement and prospectus, the Board of Directors of IALB determined that the Merger Agreement and the transactions contemplated by the Merger Agreement are advisable and in the best interests of IALB and its shareholders, and adopted and approved the Merger Agreement. The Board of Directors of IALB recommends that IALB shareholders vote “FOR” approval of the Merger Proposal.

ADJOURNMENT PROPOSAL

The IALB special meeting may be adjourned to another time or place, if necessary or appropriate, to solicit additional proxies if there are insufficient votes at the time of the IALB special meeting to approve the Merger Proposal.

If, at the IALB special meeting, the number of shares of IALB common stock present or represented and voting in favor of the Merger Proposal is insufficient to approve the Merger Proposal, IALB intends to move to adjourn the IALB special meeting in order to enable the Board of Directors of IALB to solicit additional proxies for approval of the Merger Proposal. In that event, IALB will ask its shareholders to vote upon the Adjournment Proposal, but not the Merger Proposal.

In this Adjournment Proposal, IALB is asking its shareholders to authorize the holder of any proxy solicited by the Board of Directors of IALB, on a discretionary basis, to vote in favor of adjourning the IALB special meeting to another time and place for the purpose of soliciting additional proxies, including the solicitation of proxies from IALB shareholders who have previously voted.

The Board of Directors of IALB recommends a vote “FOR” the Adjournment Proposal.

THE MERGER

At the special meeting, the shareholders of IALB will consider and vote upon approval of the Merger Agreement. The following summary highlights certain information about the Merger. To understand the Merger, you should read carefully this entire proxy statement and prospectus, including the Merger Agreement, which is attached to this document as Annex A.

Description of the Merger

Under the terms and subject to the conditions of the Merger Agreement approved by each of IALB’s and First Merchants’ Boards of Directors, IALB will merge with and into First Merchants and the separate corporate existence of IALB will cease. Immediately following the Merger, iAB Financial Bank will merge with and into First Merchants Bank and iAB Financial Bank will cease to exist as a separate entity. The Articles of Incorporation and Bylaws of First Merchants, as in effect prior to the Merger, will be the Articles of Incorporation and Bylaws of First Merchants after the Merger.

Exchange of IALB Common Stock

The Merger Agreement provides that IALB shareholders will have the right, with respect to each of their shares of IALB common stock, to receive, without interest, 1.6530 shares (the “Exchange Ratio”) of First Merchants common stock (the “Merger Consideration”), subject to the payment of cash instead of fractional shares.

If First Merchants changes the number of outstanding shares of First Merchants common stock before the Merger through any stock split, stock dividend, recapitalization or similar transaction, then the Exchange Ratio will be proportionately adjusted so that IALB shareholders will receive such number of shares of First Merchants common stock as represents the same percentage of outstanding shares of First Merchants common stock at the effective date of the Merger as would have been represented by the number of shares of First Merchants common stock such shareholder would have received if the recapitalization had not occurred.

First Merchants will not issue fractional shares to IALB shareholders. Instead, IALB common shareholders will receive for each fractional share an amount in cash determined by multiplying (i) the fractional interest by (ii) the average of the closing price of the common stock of First Merchants as reported by Bloomberg, L.P. for the ten (10) days that First Merchants common stock trades on The NASDAQ Global Select Market preceding the fourth calendar day prior to the effective date of the Merger.

If you are an IALB shareholder and you receive First Merchants common stock as Merger Consideration for your shares of IALB common stock, the value of the consideration that you will receive in the Merger will depend on the market price of First Merchants common stock when you receive your shares of First Merchants common stock. The implied per share value of the stock consideration, based upon First Merchants’ closing stock price on April 28, 2017, the most recent practicable trading day before this proxy statement and prospectus was finalized, was $41.38 per share. No assurance can be given (and it is not likely) that the current market price of First Merchants common stock will be equivalent to the market price of First Merchants common stock on the date that shares of First Merchants common stock are received by an IALB shareholder or at any other time.

On or prior to the effective date of the Merger, First Merchants will deposit with American Stock Transfer, as exchange agent, shares in book entry form of First Merchants common stock, each to be given to the holders of IALB common stock in exchange for old certificates (or shares in book entry form) representing shares of IALB common stock. Within three (3) business days following the effective date of the Merger, First Merchants will mail a letter of transmittal to each person who was, immediately prior to the effective time of the Merger, a holder of record of IALB common stock. The letter of transmittal will contain instructions for use in effecting the surrender of IALB stock certificates (or shares in book entry form) in exchange for the consideration to which such person may be entitled pursuant to the Merger Agreement. Within five (5) business days following the later of the effective date of the Merger or the surrender to American Stock Transfer of the old certificate(s) representing shares of IALB common stock for cancellation, together with such letter of transmittal duly executed and completed, the holder of such old certificate(s) (or shares in book entry form) will be provided evidence of shares in book entry form representing shares of First Merchants common stock and/or a check in the amount to which such holder is entitled pursuant to the Merger Agreement, and the old certificate will be canceled.

Until you surrender your IALB stock certificates (or shares in book entry form) for exchange, you will accrue, but will not be paid, any dividends or other distributions declared after the effective time of the Merger with respect to First Merchants common stock into which any of your shares may have been converted. When you surrender your IALB stock certificates (or shares in book entry form), First Merchants will pay any unpaid dividends or other distributions, without interest. After the completion of the Merger, there will be no transfers on the stock transfer books of IALB of any shares of IALB common stock.

If a certificate for IALB common stock has been lost, stolen or destroyed, First Merchants will issue the consideration properly payable under the Merger Agreement to the registered owner of such certificate upon receipt of an affidavit of lost stock certificate, in form and substance satisfactory to First Merchants, and upon compliance by the IALB’s shareholder with all procedures historically required by IALB in connection with lost, stolen or destroyed certificates.

Effect of the Merger on First Merchants Shareholders

The approval of the First Merchants shareholders of the Merger Agreement is not required in order to complete the Merger. First Merchants shareholders will also not be entitled to exchange their shares of First Merchant common stock for any consideration as a result of the Merger. After the Merger, First Merchants shareholders will continue to own the same number of First Merchants shares they owned before the Merger.

Background of the Merger

On September 23, 2016, the IALB Board of Directors held a strategic planning session to discuss IALB’s long-term alternatives, prospects and strategies. At this planning session the IALB Board of Directors discussed and reviewed strategic opportunities to maximize value for its shareholders. These opportunities included, among other alternatives, continuing as an independent institution, growing internally and through acquisitions, increasing the visibility and market value of its common stock by listing IALB common shares on a stock exchange such as NASDAQ, or affiliating with another institution. As a result of these deliberations, the IALB Board of Directors made a preliminary decision to further discuss and review the possible affiliation with another financial institution.

First Merchants publicly announced, just prior to the stock market opening on September 26, 2016, that it had entered into an agreement to purchase 12.11% of IALB common stock at $40 per share, representing a 40% premium price to IALB’s then market value, from IALB’s principal shareholder and certain related interests of such shareholder. The IALB Board of Directors held a special meeting the evening of September 26, 2016, to further discuss its strategic options including its prior preliminary decision to evaluate the possible affiliation with another financial institution. The IALB Board of Directors reviewed the challenges facing IALB in the market place including the high level of competition in the greater Fort Wayne market, the difficulty of growing earnings in the current interest rate environment and the high costs associated with complying with ever increasing governmental regulations. Furthermore, the IALB Board of Directors considered the substantial investment necessary to construct or lease a new headquarters facility in order to provide the physical resources necessary for continued growth as an independent organization. Consideration was also given to the earlier announcement by First Merchants regarding its purchase of IALB common stock providing the IALB Board of Directors with additional evidence that the limited market for IALB’s common stock had resulted in its trading at a price that may not reflect its true value. As a result of these additional deliberations and discussions, the Board resolved to retain an investment banker to assist in the evaluation of IALB’s strategic options. The IALB Board of Directors authorized IALB’s Chairman, Mr. Charles R. Schrimper, and President and CEO, Mr. Michael C. Marhenke, to interview and retain an investment banker.

Based upon its prior relationship and national reputation for assisting community banks in connection with strategic planning and investment banking services, Mr. Schrimper and Mr. Marhenke contacted ProBank Austin to discuss their possible representation of IALB. On October 6, 2016, Mr. Schrimper and Mr. Marhenke met with representatives of ProBank Austin to review and discuss their possible retention as IALB’s investment banker. The full IALB Board met with representatives of ProBank Austin on October 13, 2016 to further discuss ProBank Austin’s role as IALB’s investment banker and to discuss their process and guidance. Subsequently, on October 31, 2016, IALB signed the ProBank Austin engagement letter formally retaining them as IALB’s investment banker. The engagement of ProBank Austin included the issuance of a fairness opinion by ProBank Austin in the event that a potential sale, merger or other transaction was entered into by IALB.

During a discussion with Mr. Schrimper and Mr. Marhenke, acting at the direction of the IALB Board of Directors, ProBank Austin identified a possible universe of financial institutions that could be potential candidates for a strategic transaction with IALB. Following that discussion, ProBank Austin was instructed to contact nine financial institutions without naming IALB as the institution under consideration. Of those initial nine institutions, eight candidates, including First Merchants, entered into confidentiality agreements and then obtained access to a virtual data room containing extensive financial and operating information on IALB. Those eight candidates, including First Merchants, executed confidentiality agreements on or about November 28, 2016 and, thereafter, began their respective due diligence processes. On IALB’s behalf, ProBank Austin requested non-binding indications of interest from interested parties to be submitted on or before December 16, 2016. Of the eight candidates, five submitted official non-binding indications of interest. Those submitting indications of interest included First Merchants.

The IALB Board of Directors held a special meeting on December 21, 2016, to review the indications of interest with ProBank Austin and its counsel Shumaker, Loop & Kendrick, LLP. Because the IALB Board of Directors felt that the indications of interest submitted by two of the potential candidates presented the best alternatives for IALB and its shareholders, two potential candidates, including First Merchants, were then selected from that group of five and invited to perform a more detailed and comprehensive due diligence process on IALB.

From December 21, 2016 to January 30, 2017, First Merchants and the other finalist conducted comprehensive due diligence reviews of IALB and made presentations to the IALB Board of Directors. First Merchants and the other finalist each presented revised final offers to ProBank Austin on January 30, 2017. On February 2, 2017, the IALB Board of Directors held a special meeting with representatives of ProBank Austin and Shumaker, Loop & Kendrick, LLP to review the final indications of interest. After review of the financial and other terms of the First Merchants revised proposal and the other finalist revised proposal, the Board of Directors determined that the First Merchants revised proposal contained superior financial and other terms and continued with further review of the alternative proposals made by First Merchants for an all-stock transaction or a stock and cash transaction.

The Board of Directors reviewed the two proposals from First Merchants in detail with extensive discussion regarding the history of First Merchants and its stock performance, pro-forma analysis of the combined companies and opportunities as well as risks for IALB shareholders under both proposals. First Merchants’ revised indication of interest included two proposals:

•

One proposal from First Merchants involved a stock and cash transaction where IALB shareholders would receive a fixed exchange ratio of 1.453 shares of First Merchants common stock and $6.25 per share in cash, equating to $61.90 per share or approximately $254.1 million in aggregate consideration based on the closing price of First Merchants common stock on February 2, 2017 of $38.30. That proposal would result in an approximate 90% stock and 10% cash split, based on the First Merchants stock price at that time.

•	The other proposal from First Merchants, received at the same time, involved an all-stock transaction where IALB shareholders would receive a fixed exchange ratio of 1.6530 shares of First Merchants’ common stock in exchange for each outstanding share of IALB. This proposal would equate to $63.31 per share or approximately $259.9 million in aggregate consideration based on the closing price of First Merchants common stock on February 2, 2017, of $38.30.

After considering the potential benefits and potential adverse consequences of both proposals from First Merchants, the IALB Board of Directors elected to proceed with the all-stock proposal. ProBank Austin, Shumaker, Loop & Kendrick, LLP and management of IALB were directed by the IALB Board of Directors to proceed to negotiate a definitive agreement with First Merchants consistent with the terms of the all-stock proposal contained in the letter of intent submitted by First Merchants.

On February 5, 2017, the law firm of Bingham Greenebaum Doll LLP, legal counsel for First Merchants, presented a draft Agreement and Plan of Reorganization and Merger (the “Draft Merger Agreement”) to Shumaker, Loop & Kendrick, LLP.

During the period from February 5, 2017 through February 15, 2017, the parties and their respective legal counsel exchanged comments and negotiated changes to the Draft Merger Agreement. During this time, management of the parties continued discussions and performed additional due diligence. The parties also provided drafts of their respective disclosure letters to the Draft Merger Agreement and discussed other aspects of the proposed transaction and merger integration issues.

On the evening of February 15, 2017, the IALB Board of Directors held a special meeting to discuss the Draft Merger Agreement and related issues. Also present, in addition to the directors, were representatives of ProBank Austin and Shumaker, Loop & Kendrick, LLP. Shumaker, Loop & Kendrick, LLP representatives discussed the purpose for the meeting and the legal standards and responsibilities of the directors with regard to matters before them. A ProBank Austin representative reviewed with the IALB Board of Directors the background of the process which had been undertaken to that point, and presented a financial analysis of First Merchants and of the proposed Merger Consideration. ProBank Austin then delivered to the IALB Board of Directors an oral opinion, which was subsequently confirmed in writing that, based on and subject to the assumptions, limitations, qualifications and conditions set forth in ProBank Austin’s written opinion, as of the date of the special meeting, the Exchange Ratio was fair, from a financial point of view, to IALB and its shareholders. Shumaker, Loop & Kendrick, LLP attorneys then requested and received confirmation from the directors that each of the directors present had reviewed the Draft Merger Agreement, resolutions and other ancillary material provided to the directors prior to the special meeting. The Shumaker, Loop & Kendrick, LLP attorneys also reiterated that the directors would need to sign voting agreements, which would require them to vote their shares in favor of the Merger.

Thereafter, the IALB Board of Directors received and considered resolutions concerning the transaction. The IALB Board of Directors then approved the Merger Agreement and transactions set forth therein and authorized Mr. Marhenke to execute and deliver the Merger Agreement and take the other actions necessary to effect the transaction.

IALB and First Merchants executed the Merger Agreement and announced the transaction prior to the opening of the stock market on February 17, 2017.

See “THE MERGER—Information about ProBank Austin” for a description of the fees ProBank Austin will receive for its services to IALB in connection with the Merger.

First Merchants’ Reasons for the Merger

In reaching its decision to adopt and approve the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement, the First Merchants Board of Directors consulted with First Merchants management and considered a number of factors, including the following material factors:

•	each of First Merchants’ and IALB’s business, operations, financial condition, asset quality, earnings and prospects. In reviewing these factors, the First Merchants Board of Directors considered that the Merger (1) will expand First Merchants’ business within demographically attractive markets in northeastern and northern Indiana; (2) will increase First Merchants’ core deposit base, an important funding source; (3) will provide First Merchants with an experienced management team and quality bank branches in and around northeastern and northern Indiana; and (4) will provide First Merchants with the opportunity to sell First Merchants’ broad array of products to IALB’s client base;

•	its understanding of the current and prospective environment in which First Merchants and IALB operate, including national and local economic conditions, the competitive environment for financial institutions generally, and the likely effect of these factors on First Merchants both with and without the proposed transaction;

•	its review and discussions with First Merchants’ management concerning the due diligence examination of IALB;

•	the complementary nature of the cultures of the two companies, which management believes should facilitate integration and implementation of the transaction;

•	the financial and other terms of the Merger Agreement, including the fixed Exchange Ratio, tax treatment and deal protection and termination fee provisions, which it reviewed with its outside financial and legal advisors;

•	the potential risk of diverting management attention and resources from the operation of First Merchants’ business towards the completion of the Merger; and

•	the regulatory and other approvals required in connection with the Merger and the expectation that such regulatory approvals will be received in a timely manner and without the imposition of unacceptable conditions.

The foregoing discussion of the information and factors considered by the First Merchants Board of Directors is not intended to be exhaustive, but includes the material factors considered by the First Merchants Board of Directors. In reaching its decision to approve and adopt the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement, the First Merchants Board of Directors did not quantify or assign any relative weights to the factors considered, and individual directors may have given different weights to different factors. The First Merchants Board of Directors considered all these factors as a whole, including discussions with, and questioning of, First Merchants’ management and First Merchants’ financial and legal advisors, and overall considered the factors to be favorable to, and to support, its determination.

For the reasons set forth above, the First Merchants Board of Directors unanimously determined that the Merger Agreement and the transactions contemplated by the Merger Agreement are advisable and in the best interests of First Merchants and its shareholders, and unanimously approved and adopted the Merger Agreement.

IALB’s Reasons for the Merger

In reaching its decision to adopt and approve the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement, and to recommend that its shareholders approve the Merger Agreement,

IALB’s Board of Directors consulted with IALB management, as well as its financial and legal advisors, and considered a number of factors, including the following material factors:

•	the review undertaken by the IALB Board of Directors and management with respect to the strategic alternatives available to IALB;

•	the business strategy and strategic plan of IALB and its prospects for the future as an independent institution, including the risks inherent in successful execution of its strategic plan, its projected financial results, and expectations relating to the proposed Merger with First Merchants;

•	a review of the challenges facing IALB in the current competitive, economic, financial and regulatory climate, and the potential benefits of aligning IALB with a larger organization;

•	the consistency of the Merger with IALB’s long-term strategic plan to seek profitable future expansion, leading to continued growth in overall shareholder value and enhanced liquidity for IALB shareholders;

•	a review of the historical financial statements and condition of IALB and certain other internal information, primarily financial in nature, relating to the business, earnings and balance sheet of IALB;

•	a review of the limited liquidity for the stock of IALB and the market prices at which IALB traded relative to its financial performance;

•	a review of the investments that would be required in IALB’s physical properties including the likely need for a new headquarters in the near future;

•	a review of the historical financial statements and condition of First Merchants and certain other information, primarily financial in nature, relating to the business, earnings and financial condition of First Merchants;

•	its review and discussions with IALB management and its advisors concerning the due diligence examination of First Merchants;

•	the fact that the Merger would combine two established banking franchises to create a bank with over $8 billion in assets;

•	the complementary nature of the businesses of IALB and First Merchants and the anticipated improved stability of the combined company’s business and earnings in varying economic and market climates;

•	the belief of IALB senior management that the management teams and employees of IALB and First Merchants possess complementary skills and expertise and the potential advantages of a larger institution when pursuing, or seeking to retain, talent;

•	the financial strength of First Merchants based on First Merchants’ historical earnings and profitability expectations over the near and long term;

•	the strength, recent performance and liquidity of First Merchants’ common stock;

•	the financial and other terms of the Merger Agreement, including the fixed exchange ratio, tax treatment and deal protection and termination fee provisions, which it reviewed with its outside financial and legal advisors;

•	the fact that, based on the closing price of First Merchants’ common stock on February 15, 2017, of $41.92, the implied price per share value of IALB common stock would be $69.29;

•	the ability of IALB’s shareholders to benefit from First Merchants’ potential growth and stock appreciation over time since it is more likely that the combined entity will have superior future earnings and prospects compared to IALB’s earnings and prospects on an independent basis as the result of greater operating efficiencies and better penetration of commercial and consumer banking markets;

•	the ability of First Merchants to complete a merger transaction from a financial and regulatory perspective;

•	the regulatory and other approvals required in connection with the Merger and the expectation that such regulatory approvals will be received in a timely manner and without the imposition of unacceptable conditions;

•	the complementary geographic fit and customer convenience of the branch networks of the combined banks;

•	the potential continued representation of certain of IALB’s management on the management team of the combined entity and the participation of an IALB director on the board of directors of the combined banks;

•	the nature and amount of payments and other benefits to be received by IALB management in connection with the Merger pursuant to existing IALB plans, as well as compensation arrangements contemplated in connection with the Merger;

•	the anticipated effect of the acquisition on IALB’s employees;

•	the anticipated effect on IALB’s customers and the communities served by IALB;

•	the belief that, while no assurances could be given, the business and financial advantages contemplated in connection with the Merger were likely to be achieved within a reasonable time frame, particularly in light of the fact that First Merchants has transition experience due to successfully completed acquisitions in the past; and

•	the opinion of ProBank Austin orally delivered to the IALB Board of Directors on February 15, 2017, and subsequently confirmed in writing on February 17, 2017, that, as of that date, and based upon and subject to the conditions, limitations, qualifications and assumptions set forth in the opinion, the Exchange Ratio was fair, from a financial point of view, to IALB and its shareholders.

The foregoing discussion of the information and factors considered by the IALB Board of Directors is not intended to be exhaustive, but includes the material factors considered by the IALB Board of Directors. In reaching its decision to approve and adopt the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement, the IALB Board of Directors did not quantify or assign any relative weights to the factors considered, and individual directors may have given different weights to different factors. The IALB Board of Directors considered all these factors as a whole, including discussions with, and questioning of, IALB’s management and IALB’s financial and legal advisors, and overall considered the factors to be favorable to, and to support, its determination.

The Board of Directors of IALB approved the Merger Agreement and recommends that IALB’s shareholders vote “FOR” the approval of the Merger Proposal and “FOR” the Adjournment Proposal. IALB shareholders should be aware that IALB’s directors and executive officers have interests in the Merger that are different from, or in addition to, those of other IALB shareholders. The Board of Directors of IALB was aware of and considered these interests, among other matters, in evaluating and negotiating the Merger Agreement, and in recommending that the Merger Proposal be approved by the shareholders of IALB. See “THE MERGER—Interests of Certain Persons in the Merger: Agreements with IALB” on page [●].

This summary of the reasoning of the Board of Directors of IALB and other information presented in this section is forward-looking in nature and, therefore, should be read in light of the factors discussed under the heading “FORWARD-LOOKING STATEMENTS.”

Opinion of ProBank Austin

By letter dated October 14, 2016, IALB jointly retained ProBank Austin and Investment Bank Services, Inc. (“IBS”) to render financial advisory and investment banking services in connection with general financial strategy and planning and to act as the exclusive financial advisor to IALB in connection with a potential strategic combination. ProBank Austin is an investment banking and consulting firm specializing in community bank mergers and acquisitions. IBS is a registered broker dealer affiliated with ProBank Austin. ProBank Austin and IBS are jointly referred to as ProBank Austin throughout this proxy statement and prospectus. IALB selected ProBank Austin as its financial advisor on the basis of their experience and expertise in representing community banks in similar transactions and their familiarity with IALB. ProBank Austin is the result of the merger of Austin Associates, LLC with Professional Bank Services, Inc. effective January 12, 2017.

In its capacity as financial advisor, ProBank Austin provided a fairness opinion (the “ProBank Austin Opinion”) to the IALB Board of Directors in connection with the Merger. At the meeting of the IALB Board on February 15, 2017, ProBank Austin rendered its oral opinion to the IALB Board (which was subsequently confirmed in writing by delivery of ProBank Austin’s written opinion dated February 17, 2017) that, based upon and subject to the various factors, assumptions and limitations set forth in such opinion, ProBank Austin representatives’ experience as investment bankers, ProBank Austin’s work as described in such opinion and other factors ProBank Austin deemed relevant, as of such date, the Exchange Ratio set forth in the Merger Agreement was fair, from a financial point of view, to the holders of IALB common stock. The ProBank Austin written opinion, dated February 17, 2017, is sometimes referred to herein as the “ProBank Austin Opinion.”

The full text of the ProBank Austin Opinion, which sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations on the review undertaken in rendering its opinion, is attached as Annex C to this proxy statement and prospectus and is incorporated herein by reference. The summary of the ProBank Austin Opinion set forth herein is qualified in its entirety by reference to the full text of the opinion. IALB common shareholders should read the full text of the opinion carefully and in its entirety. The ProBank Austin Opinion is addressed to the IALB Board of Directors, is directed only to the fairness, from a financial point of view, of the Exchange Ratio to the holders of IALB common stock, and does not constitute a recommendation to any shareholder as to how such shareholder should vote or act on any matters relating to the Merger. The ProBank Austin Opinion was reviewed and approved by the fairness opinion committee of ProBank Austin. ProBank Austin provided its oral opinion to the IALB Board of Directors on February 15, 2017 in connection with and for the purposes of the IALB Board’s evaluation of the Merger. The ProBank Austin Opinion addressed only the fairness, from a financial point of view, of the Exchange Ratio to the holders of IALB common stock. ProBank Austin expressed no view or opinion as to any of the legal, accounting and tax matters relating to the Merger and any other transactions contemplated by the Merger Agreement or any terms or other aspects of the Merger Agreement, the Merger or any such other transactions. ProBank Austin expressed no opinion as to the fairness of any consideration paid in connection with the Merger to the holders of any other class of securities, creditors or other constituencies of IALB or as to the underlying decision by IALB to engage in the Merger or enter into the Merger Agreement. ProBank Austin did not express any opinion as to the fairness of the amount or nature of the compensation to be received in the Merger by IALB officers, directors or employees, or class of such persons, relative to the compensation to be received in the Merger by the holders of IALB common stock.

The description of the opinion set forth below is qualified in its entirety by reference to the opinion. You should consider the following when reading the discussion of the ProBank Austin Opinion in this document:

•	The opinion letter details the procedures followed, assumptions made, matters considered, and qualifications and limitations of the review undertaken by ProBank Austin in connection with its opinion, and should be read in its entirety;

•	ProBank Austin expressed no opinion as to the price at which IALB’s or First Merchants’ common stock would actually be trading at any given time;

•	The ProBank Austin Opinion does not address the relative merits of the Merger and the other business strategies considered by the IALB Board of Directors, nor does it address the decision of the IALB Board of Directors to proceed with the Merger; and

•	The ProBank Austin Opinion does not constitute a recommendation to any IALB shareholder as to how he or she should vote at the special meeting.

The preparation of a fairness opinion involves various determinations as to the most appropriate methods of financial analysis and the application of those methods to the particular circumstances. It is, therefore, not readily susceptible to partial analysis or summary description. In performing its analyses, ProBank Austin made numerous assumptions with respect to industry performance, business and economic conditions, and other matters, many of which are beyond the control of IALB and First Merchants and may not be realized. Any estimates contained in ProBank Austin’s analyses are not necessarily predictive of future results or values, and may be significantly more or less favorable than the estimates. Estimates of values of companies do not purport to be appraisals or necessarily reflect the prices at which the companies or their securities may actually be sold. Unless specifically noted, none of the analyses performed by ProBank Austin was assigned a greater significance by ProBank Austin than any other. The relative importance or weight given to these analyses is not affected by the order of the analyses or the corresponding results. The summaries of financial analyses include information presented in tabular format. The tables should be read together with the text of those summaries.

With respect to the internal projections and estimates for IALB and First Merchants, and the expected transaction costs, purchase accounting adjustments and cost savings, IALB’s and First Merchants’ management and advisors confirmed to us that they reflected the best currently available estimates and judgments of management of the future financial performance of IALB and First Merchants, respectively, and ProBank Austin assumed that such performance would be achieved. ProBank Austin expresses no opinion as to such financial projections and estimates or the assumptions on which they are based. ProBank Austin also assumed that there has been no material change in IALB’s or First Merchants’ assets, financial condition, results of operations, business or prospects since the date of the most recent financial statements made available to us. ProBank Austin assumed in all respects material to our analysis that IALB and First Merchants will remain as going concerns for all periods relevant to the analyses, that all of the representations and warranties contained in the Agreement are true and correct, that each party to the Agreement will perform all of the covenants required to be performed by such party under the Agreement, and that the closing conditions in the Agreement are not waived. Finally, ProBank Austin has relied upon the advice IALB has received from its legal, accounting and tax advisors as to all legal, accounting and tax matters relating to the Merger and the other transactions contemplated by the Merger Agreement.

ProBank Austin has relied, without independent verification, upon the accuracy and completeness of the information it reviewed for the purpose of rendering its opinion. ProBank Austin did not undertake any independent evaluation or appraisal of the assets and liabilities of IALB or First Merchants, nor was it furnished with any appraisals. ProBank Austin has not reviewed any individual credit files of IALB or First Merchants, and has assumed that IALB’s and First Merchants’ allowances are, in the aggregate, adequate to cover inherent credit losses. The ProBank Austin Opinion is based on economic, market and other conditions existing on the date of its opinion. No limitations were imposed by IALB Board of Directors or its management upon ProBank Austin with respect to the investigations made or the procedures followed by ProBank Austin in rendering its opinion.

In rendering its opinion, ProBank Austin made the following assumptions:

•	all material governmental, regulatory and other consents and approvals necessary for the consummation of the Merger would be obtained without any adverse effect on IALB, First Merchants or on the anticipated benefits of the Merger;

•	IALB and First Merchants have provided all of the information that might be material to ProBank Austin in its review; and

•	the financial projections it reviewed were reasonably prepared on a basis reflecting the best currently available estimates and judgment of the management of IALB and First Merchants as to the future operating and financial performance of IALB and First Merchants, respectively.

In connection with its opinion, ProBank Austin reviewed:

(i)	the Merger Agreement dated as of February 17, 2017;

(ii)	certain publicly available financial statements and other historical financial information of IALB and First Merchants that we deemed relevant;

(iii)	certain non-public internal financial and operating data of IALB and First Merchants that were prepared and provided to us by the respective management of IALB and First Merchants;

(iv)	internal financial projections for IALB for the year ending December 31, 2017 prepared by and reviewed with management of IALB;

(v)	internal financial projections for First Merchants for the year ending December 31, 2017 prepared by and reviewed with management of First Merchants;

(vi)	the pro forma financial impact of the Merger on First Merchants, based on assumptions relating to transaction expenses, purchase accounting adjustments and cost savings as discussed with representatives of First Merchants;

(vii)	the pro forma financial impact to First Merchants relating to its announced acquisition of The Arlington Bank, an Ohio savings bank (“Arlington Bank”), on January 25, 2017, as discussed with representatives of First Merchants;

(viii)	publicly reported historical stock price and trading activity for IALB’s and First Merchants’ common stock, including an analysis of certain financial and stock information of certain other publicly traded companies deemed comparable to IALB and First Merchants;

(ix)	the financial terms of certain recent business combinations in the commercial banking industry, to the extent publicly available, deemed comparable to the Merger;

(x)	the current market environment generally and the banking environment in particular; and,

(xi)	such other information, financial studies, analyses and investigations and financial, economic and market criteria as we considered relevant.

ProBank Austin also discussed with certain members of senior management of IALB the business, financial condition, results of operations and prospects of IALB, including certain operating, regulatory and other financial matters. We held similar discussions with certain members of senior management of First Merchants regarding the business, financial condition, results of operations and prospects of First Merchants.

The following is a summary of the material factors considered and analyses performed by ProBank Austin in connection with its opinion dated February 17, 2017. The summary does not purport to be a complete description of the analyses performed by ProBank Austin.

Summary of Financial Terms of Agreement. The financial terms of the Merger Agreement provide that IALB shareholders shall be entitled to receive, in exchange for each share IALB common stock, the Exchange Ratio (1.6530 shares of First Merchants’ common stock). Based on 4,105,627 fully-diluted common shares of IALB outstanding and First Merchants’ 10-day Volume Weighted Average Price (VWAP) of $39.75 ending February 14, 2017, the implied deal value per share equaled $65.71 and the aggregate transaction value approximated $269.8 million (calculated by multiplying the per share deal value of $65.71 by the total number of IALB common shares of 4,105,627). ProBank Austin calculated that the value of $65.71 per share represented:

•	252 percent of IALB’s December 31, 2016 tangible book value per share; and

•	26.5 times IALB’s 2016 earnings per share.

IALB Financial Performance and Peer Analysis. ProBank Austin compared selected results of IALB’s operating performance to that of 18 selected publicly traded banks in Indiana, Ohio, and Michigan with total assets between $750 million and $2.0 billion. ProBank Austin considered this group of financial institutions comparable to IALB on the basis of asset size and geographic location.

This peer group consisted of the following banks:

Bank Name	City/State	Bank Name	City/State
Farmers Natl Banc Corp.	Canfield, OH	LCNB Corp.	Lebanon, OH
STAR Finl Group Inc.	Fort Wayne, IN	Farmers & Merch. Bncp	Archbold, OH
First Internet Bancorp	Fishers, IN	Mackinac Finl Corp	Manistique, MI
Macatawa Bank Corp.	Holland, MI	Ohio Valley Banc Corp.	Gallipolis, OH
Isabella Bank Corp.	Mt Pleasant, MI	First Savings Finl Group	Clarksville, IN
MutualFirst Final Inc.	Muncie, IN	Croghan Bncshs Inc.	Fremont, OH
First Farmers Finl Corp	Converse, IN	SB Financial Group Inc.	Defiance, OH
Civista Bancshares Inc.	Sandusky, OH	Middlefield Banc Corp.	Middlefield, OH
MBT Financial Corp.	Monroe, MI	Heartland BancCorp	Gahanna, OH

ProBank Austin noted the following selected financial measures for the peer group as compared to IALB:

	Peer Financial Performance (1)
	25th Pct.	Median	75th Pct.	IALB (1)
Total Assets ($bils)	$0.86	$1.33	$1.69	$1.09
Tangible Equity/Assets Ratio	8.54%	9.09%	9.68%	9.99%
LTM PTPP/Average Assets	1.26%	1.43%	1.58%	1.23%
LTM Return on Average Assets (“ROAA”)	0.85%	0.97%	1.12%	0.94%
LTM Return on Average Equity (“ROAE”)	8.92%	9.24%	10.25%	8.35%
LTM Efficiency Ratio	70.0%	65.8%	61.3%	68.2%
NPAs/Total Assets (2)	0.79%	0.58%	0.41%	0.38%
LTM Core EPS Growth	1.8%	9.1%	19.7%	6.9%
5-Year C.A.G.R. Core EPS Growth (3)	5.8%	10.3%	20.6%	5.9%

PTPP = Pre-Tax Pre-Provision = Net Interest Income + Noninterest Income - Noninterest Expense

(1)	Peer financial performance as of the most recent last twelve months (“LTM”) period available. IALB financial performance as of December 31, 2016.
(2)	Nonperforming Assets (“NPAs”) include loans 90+ days past due, nonaccrual loans, and other real estate owned. Restructured loans are not included.
(3)	C.A.G.R = Compound Annual Growth Rate; EPS = Earnings per Share.

This comparison indicated that IALB was between the 25th percentile and the median of the peer group in terms of ROAA, but below the 25th percentile in terms of ROAE and PTPP earnings to average assets. IALB’s nonperforming asset levels were more favorable than the 75th percentile of the peer group. IALB’s tangible equity to assets ratio was higher than the 75th percentile of the peer group. LTM Core EPS growth for IALB was between the 25th percentile and the median of the peer, while the 5-year C.A.G.R. in Core EPS for IALB approximated the 25th percentile. The following presents a summary of the market trading data of IALB compared to this same peer group as of February 14, 2017:

	Peer Market Trading Data
As of 02/14/2017	25th Pct.	Median	75th Pct.	IALB
Price/Tangible Book Value per Share	137%	158%	180%	150%
Price/LTM Core EPS	13.3	14.6	17.3	16.0
Dividend Yield	1.16%	2.09%	2.86%	2.20%
Average Monthly Volume (000)	23	139	376	18
Average Monthly Volume to Shares	0.9%	2.9%	4.0%	0.4%

IALB traded between the 25th percentile and the median of the peer group as measured by price to tangible book price and between the median and 75th percentile as measured by price to LTM Core EPS. IALB’s dividend yield is slightly higher than the median of the peer. IALB’s trading volume is less than the 25th percentile of the peer based on average monthly trading volume to shares.

Comparable Transaction Analysis. ProBank Austin compared the financial performance of certain selling institutions and the prices paid in selected transactions to IALB’s financial performance and the transaction multiples being paid by First Merchants for IALB. Specifically, ProBank Austin reviewed certain information relating to select bank and thrift transactions in the nation between November 8, 2016 and February 14, 2017 (with seller’s assets between $1 billion and $10 billion, an aggregate deal value greater than $100 million and a deal value greater than 150% of seller’s tangible book equity). ProBank Austin also included First Merchants’ announced transaction of Arlington Bank in January 2017. Eleven transactions were included in this group based on the selected criterion. The following lists the transactions reviewed by ProBank Austin:

Guideline M&A Transactions

Buyer Name	State	Seller Name	State	Announced Date
Heartland Financial USA Inc.	IA	Citywide Banks of CO	CO	02/13/17
First Busey Corp.	IL	First Cmmty Finl Partners	IL	02/06/17
First Merchants Corp.	IN	Arlington Bank	OH	01/25/17
Simmons First National Corp.	AR	First Texas BHC Inc.	TX	01/23/17
Pinnacle Financial Partners	TN	BNC Bancorp	NC	01/22/17
Renasant Corp.	MS	Metropolitan BancGroup Inc.	MS	01/17/17
Columbia Banking System Inc.	WA	Pacific Continental Corp.	OR	01/09/17
Simmons First National Corp.	AR	Southwest Bancorp Inc.	OK	12/14/16
Pacific Premier Bancorp	CA	Heritage Oaks Bancorp	CA	12/13/16
Independent Bk Group Inc.	TX	Carlile Bancshares Inc.	TX	11/21/16
First Interstate BancSystem	MT	Cascade Bancorp	OR	11/17/16

The following table highlights the median results of the guideline M&A transactions:

Seller’s Financial Performance	M&A Guideline Median	IALB (1)
Total Assets ($bils)	$2.02	$1.09
Tangible Equity/Tangible Assets	9.19%	9.99%
Return on Average Assets	0.92%	0.94%
Return on Average Equity	8.08%	8.35%
Efficiency Ratio	65.8%	68.2%
Nonperforming Assets (2)/Assets	0.80%	0.57%
Deal Transaction Multiples
Price/Tangible Book Value Ratio	216%	252%
Price/LTM Earnings	23.8	26.5

(1)	IALB’s financial performance and deal transaction multiples based on LTM December 31, 2016 data.
(2)	Nonperforming assets include nonaccrual loans and leases, restructured loans and leases, and other real estate owned.

The median last twelve month (“LTM”) ROAA of the guideline transactions was 0.92 percent compared to 0.94 percent for IALB. IALB’s LTM ROAE of 8.35 percent was higher than the peer median of 8.08 percent. The median nonperforming assets (“NPA”) to assets ratio measured 0.80 percent for the guideline transaction group which was higher than 0.57 percent for IALB. The indicated price to tangible book ratio being paid by First Merchants for IALB of 252 percent was higher than the median price to tangible book ratio of 216 percent for the guideline transaction group. The price-to-earnings multiple for IALB of 26.5 was higher than the median multiple of 23.8.

First Merchants Financial Performance and Market Trading Data versus Peer. ProBank Austin compared selected results of First Merchants’ operating performance to that of nine Indiana, Ohio, and Michigan publicly traded banks. ProBank Austin considered this group of financial institutions comparable to First Merchants on the basis of asset size and geographic location.

This peer group consisted of the following companies:

Company Name	City/State	Symbol
First Financial Bancorp.	Cincinnati, OH	FFBC
Park National Corp.	Newark, OH	PRK
1st Source Corp.	South Bend, IN	SRCE
Lakeland Finl Corp.	Warsaw, IN	LKFN
MainSource Finl Group	Greensburg, IN	MSFG
Peoples Bancorp Inc.	Marietta, OH	PEBO
Horizon Bancorp	Michigan City, IN	HBNC
Mercantile Bank Corp.	Grand Rapids, MI	MBWM
First Financial Corp.	Terre Haute, IN	THFF

ProBank Austin noted the following selected financial measures:

	Peer Financial Performance (1)			First Merchants (1)
	25th Pct.	Median	75th Pct.
Total Assets ($bils)	$3.21	$4.19	$6.78	$7.21
Tangible Equity/Tangible Assets	8.65%	9.15%	9.71%	9.25%
LTM PTPP/Average Assets	1.57%	1.71%	1.81%	1.82%
LTM Core Return on Average Assets	1.04%	1.07%	1.19%	1.19%
LTM Core Return on Average Equity	8.76%	9.68%	10.40%	9.30%
LTM Efficiency Ratio	63.5%	61.1%	58.8%	56.0%
NPAs/Total Assets	0.70%	0.51%	0.33%	0.54%
LTM Core EPS Growth	5.7%	12.3%	15.2%	16.1%
5-Year C.A.G.R. Core EPS Growth	4.2%	9.0%	10.8%	36.1%

PTPP = Pre-Tax Pre-Provision = Net Interest Income + Noninterest Income - Noninterest Expense

(1)	Peer and First Merchants’ financial performance as of December 31, 2016. Peer financial performance includes First Merchants.

This comparison indicated that First Merchants equaled the 75th percentile of the peer group for core ROAA and was between the 25th percentile and median for core ROAE. First Merchants ranked between the 25th percentile and median in NPAs/Total Assets. First Merchants’ tangible equity to assets ratio was between the median and 75th percentile of the peer. First Merchants’ LTM Core EPS growth and 5-year C.A.G.R in Core EPS both exceeded the 75th percentile of the peer. The following presents a summary of the market trading data of First Merchants compared to this same peer group as of February 14, 2017:

	Peer Market Trading Data			First Merchants
As of 02/14/2017	25th Pct.	Median	75th Pct.
Price/Tangible Book Value per Share	200%	233%	258%	263%
Price/LTM Core EPS	17.6	18.8	20.4	20.6
Dividend Yield	1.59%	1.89%	2.21%	1.31%
Average Monthly Volume (000)	789	1,030	1,496	2,454
Average Monthly Volume to Shares	4.4%	5.3%	5.9%	6.0%

First Merchants traded above the 75th percentile of the peer group as measured by both price to tangible book and price to LTM Core EPS. First Merchants’ dividend yield was lower than the 25th percentile of the peer. First Merchants approximated the 75th percentile of the peer in average monthly trading volume to shares.

ProBank Austin also considered the stock price change of First Merchants and IALB compared to selected indices between December 31, 2015 and February 14, 2017. The following table provides additional data:

Stock Price Change	SNL Bank (1)	S&P 500	First Merchants	IALB
Between 12/31/2015 – 02/14/17	28.5%	14.4%	62.5%	43.6%

Source: S&P Global Market Intelligence, a division of S&P Global (f/k/a SNL Financial).

(1)	SNL U.S. Bank: Includes all Major Exchange (NYSE, NYSE MKT and NASDAQ) Banks in SNL’s coverage universe.

Over this time period, First Merchants’ stock price increased 62.5 percent and IALB’s stock price increased 43.6 percent. The SNL Bank Index was up approximately 28.5 percent over the same time period, while the S&P 500 Index was up 14.4 percent.

Pro Forma Merger Analysis. ProBank Austin analyzed the potential pro forma effect of the merger. Assumptions were made regarding the fair value accounting adjustments, cost savings and other acquisition adjustments based on discussions with management of IALB and First Merchants and their representatives. For First Merchants, earnings estimates were provided by S&P Global Market Intelligence. The analysis indicated that the Merger is expected to be accretive to First Merchants’ estimated stand-alone EPS in Year 1 (excluding nonrecurring transaction expenses). ProBank Austin calculated that First Merchants’ tangible book value per share would be diluted at closing, but recovered in less than four years.

Pro Forma Dividends Per Share to IALB. Based on the 1.6530 exchange ratio and First Merchants’ current annual cash dividend rate of $0.60 per share, IALB’s common stockholders would have received $0.99 in equivalent cash dividends per share. IALB’s annual cash dividend for 2016 was $0.87 per share. On a pro forma combined basis, IALB shareholders would have received a 14 percent increase in annual cash dividends.

ProBank Austin’s Compensation and Other Relationships with IALB and First Merchants. IALB agreed to pay ProBank Austin certain fees for its services as financial advisor in connection with the Merger. IALB paid ProBank Austin a cash fee of $25,000 upon execution of the engagement letter. IALB paid ProBank Austin a cash fee of $75,000 upon the issuance of the ProBank Austin fairness opinion. IALB has agreed to pay ProBank Austin a cash transaction fee of 1.00 percent of the transaction value of which 20 percent was paid upon execution of the definitive agreement with the balance due at closing of the transaction.

IALB agreed to reimburse ProBank Austin for its reasonable out-of-pocket expenses, and to indemnify ProBank Austin against certain liabilities, including liabilities under securities laws. ProBank Austin has provided various consulting services to IALB in the past. These fees were not material to ProBank Austin’s overall business. ProBank Austin does not have any existing or pending engagements with First Merchants.

Summary. Based on the preceding summary discussion and analysis, and subject to the qualifications described herein, ProBank Austin determined the Exchange Ratio to be fair, from a financial point of view, to the holders of IALB common stock.

The opinion expressed by ProBank Austin was based on market, economic and other relevant considerations as they existed and could be evaluated as of the date of the opinion. Events occurring after the date of issuance of the opinion, including, but not limited to, changes affecting the securities markets, the results of operations or material changes in the financial condition of either First Merchants or IALB could materially affect the assumptions used in preparing this opinion.

Rights of Dissenting Shareholders

Under Indiana law, IALB shareholders have dissenters’ rights with respect to the Merger. The dissenters’ rights of IALB shareholders are set forth in Chapter 44 of the Indiana Business Corporation Law, a copy of which is attached to this document as Annex B. IALB shareholders must strictly comply with the procedures set forth in Chapter 44 of the Indiana Business Corporation Law to be entitled to receive a fair value cash payment for their shares of IALB common stock rather than having such shares converted into the right to receive the consideration in the Merger as described above.

As an IALB shareholder, Chapter 44 of the Indiana Business Corporation Law provides that you have the right to demand payment in cash for the fair value of the shares of IALB common stock you own immediately before the Merger is completed. Such fair market value excludes any appreciation or depreciation on the value of your shares in anticipation of the Merger, unless a court determines that such exclusion would be inequitable. To assert your dissenters’ rights, you must first:

1.	deliver to IALB before the vote on the Merger is taken, written notice of your intent to demand payment in cash for your shares if the Merger is completed; and

2.	you must not vote in favor of the Merger. To not vote in favor of the Merger, you must either vote against the Merger Proposal or abstain from voting on the Merger Proposal in person or by proxy or simply take no action at all with respect to voting your shares.

Dissenting shareholders may not dissent as to only some but not all of the IALB common stock registered in their names, except in limited circumstances. Dissenting shareholders may send their written notice to:

Independent Alliance Banks, Inc.

118 East Ludwig Road

Fort Wayne, Indiana 46825

Attention: James A. Witmer, Corporate Secretary

If the Merger Proposal is approved by the IALB shareholders, IALB must deliver a written notice of dissenters’ rights to each dissenting shareholder satisfying the above conditions within ten (10) days after shareholder approval has occurred. The notice to dissenting shareholders must:

1.	state where the payment demand must be sent and where and when certificates for certificated shares must be deposited;

2.	inform holders of uncertificated shares to what extent transfer of the shares will be restricted after the payment demand is received;

3.	supply a form for demanding payment that includes the date of the first announcement to news media or to shareholders of the terms of the proposed Merger, which was February 17, 2017, and require that the dissenting shareholder certify whether or not that shareholder acquired beneficial ownership of the shares before that date;

4.	set a date by which IALB must receive the payment demand, which date may not be fewer than 30 nor more than 60 days after the date the notice to dissenters is delivered; and

5.	be accompanied by a copy of Chapter 44 of the Indiana Business Corporation Law.

If you receive such a notice, to exercise your dissenters’ rights, you must then:

1.	demand payment for the shares of IALB common stock you own;

2.	certify that you owned the IALB shares before February 17, 2017; and

3.	deposit your IALB stock certificates in accordance with the instructions in such notice.

If an IALB shareholder does not strictly comply with each of the conditions described above, the shareholder will not be entitled to dissenters’ rights under Chapter 44 of the Indiana Business Corporation Law. If you execute and return the enclosed proxy but do not specify a choice on the Merger Proposal, you will be deemed to have voted in favor of the Merger and, accordingly, to have waived your dissenters’ rights, unless you revoke the proxy prior to its being voted. Accordingly, if you return the enclosed proxy and wish to dissent from the Merger, you must vote your IALB shares against the Merger Proposal or abstain from voting.

Upon completion of the Merger, First Merchants will pay each dissenting IALB shareholder who has complied with all of the requirements of Chapter 44 of the Indiana Business Corporation Law and of the notice, First Merchants’ estimate of the fair value of their shares immediately prior to the consummation of the Merger, excluding any appreciation in value in anticipation of the Merger.

Dissenting shareholders can object to the fair value established by First Merchants by stating their estimate of the fair value and demanding payment of the additional amount within 30 days after First Merchants makes or offers payment to the dissenting shareholder. First Merchants can elect to agree to the dissenting shareholder’s fair value demand or commence an action within 60 days of receipt of the dissenting shareholder’s demand in the Circuit or Superior Court of Hamilton County for a judicial determination of the fair value. The court may appoint one or more appraisers to determine the fair value. The court will assess the costs of the proceeding, including compensation and expenses of the appraisers, counsel for the parties and experts, against all parties to the action in such amounts as the court finds equitable. Each dissenting shareholder made a party to the action will be entitled to receive the amount, if any, by which the court finds the fair value of the dissenter’s shares, plus interest, exceeds the amount paid by First Merchants.

This summary of the rights of dissenting shareholders addresses all material features of the applicable Indiana dissenters’ rights statute, but does not contain a description of all requirements of the dissenters’ rights statute and is qualified in its entirety by reference to the full text of the statutory provisions attached to this document as Annex B.

If you wish to exercise dissenters’ rights with respect to the Merger and you fail to comply with the statutory requirements for exercising dissenters’ rights, you will lose such rights. Accordingly, IALB shareholders who may wish to exercise dissenters’ rights should consider seeking legal counsel.

Registration of First Merchants Common Stock

Shares of First Merchants common stock to be issued to IALB shareholders in the Merger will be registered under the Securities Act. These shares may be traded freely without restriction by those IALB shareholders not considered to be “affiliates” of First Merchants under the Securities Act after the Merger is complete. At the present time, there are no persons involved in the management of IALB who are anticipated to be an “affiliate” of First Merchants after the Merger.

Regulatory Approvals

The Merger cannot be completed until First Merchants Bank receives necessary regulatory approvals, which include the approval of the Indiana Department of Financial Institutions (the “Indiana DFI”) and the Federal Deposit Insurance Corporation (the “FDIC”). On or about March 31, 2017, First Merchants Bank filed applications with both the Indiana DFI and the FDIC, but cannot be certain when or if such approval will be obtained. First Merchants has also requested that the Federal Reserve Board of Governors (the “Federal Reserve”) waive its right to receive an application in connection with the Merger as permitted under Regulation Y of the Bank Holding Company Act. The Federal Reserve waiver was granted on April 14, 2017.

After the FDIC’s approval is received, the Bank Merger cannot be completed for 30 days. During this 30-day waiting period, the United States Department of Justice has the authority to challenge the Bank Merger on antitrust grounds. With the approval of the FDIC and the Department of Justice, the waiting period can be reduced to 15 days.

The approval of the Indiana DFI and the FDIC is not the opinion of the regulatory authorities that the Merger is favorable to the IALB and First Merchants shareholders from a financial point of view or that the Indiana DFI or the FDIC has considered the adequacy of the terms of the Merger. The approvals in no way constitute an endorsement or a recommendation of the Merger by the FDIC.

Effective Date of the Merger

The Merger will be consummated if the Merger Proposal is approved by the IALB shareholders, all required consents and approvals are obtained and all other conditions to the Merger are either satisfied or waived. The Merger will become effective when Articles of Merger are filed with the Secretary of State of Indiana or at such later date and time as may be specified in the Articles of Merger. The closing of the Merger will likely occur in the month in which any applicable waiting period following the last approval of the Merger expires or on such other date as agreed to by the parties. We currently anticipate that the Merger will be completed the third quarter of 2017. However, completion of the Merger could be delayed if there is a delay in obtaining the required shareholder or regulatory approvals or in satisfying the other conditions to completion of the Merger. IALB and First Merchants have the right, subject to certain conditions, to terminate the Merger Agreement if the Merger is not completed by December 31, 2017 (or March 31, 2018 if the sole impediment to closing is the lack of a necessary regulatory approval).

The NASDAQ Global Select Market Listing

First Merchants will file a notification with The NASDAQ Global Select Market regarding the issuance of First Merchants common stock in the Merger. Following the Merger, the First Merchants shares issued to IALB shareholders will be listed on The NASDAQ Global Select Market.

Registration Statement

First Merchants has filed a Registration Statement on Form S-4 with the SEC in order to register the shares of First Merchants common stock to be issued pursuant to the Merger under the Securities Act. Because First Merchants common stock is listed on The NASDAQ Global Select Market, it is exempt from the statutory registration requirements of each state in the United States. Therefore, First Merchants has not taken any steps to register its stock under state laws.

Interests of Certain Persons in the Merger

When considering the recommendation of the Board of Directors of IALB, you should be aware that certain of the directors and officers of IALB have interests in the Merger other than their interests as IALB shareholders, pursuant to certain agreements and understandings that are set forth in the Merger Agreement. These interests are different from, or in conflict with, your interests as IALB shareholders. The members of IALB’s Board of Directors and the First Merchants’ Board of Directors were aware of these additional interests, and considered them, when they approved the Merger Agreement. Except as follows, to the knowledge of IALB, the officers and directors of IALB do not have any material interest in the Merger apart from their interests as shareholders.

Agreements with IALB. Certain executive officers (see table below) of IALB and iAB Financial Bank will enter into transition period retention agreements with iAB Financial Bank in connection with the Merger. The agreements provide for amounts to be paid to the officers by iAB Financial Bank (or First Merchants Bank as its successor) as a result of (a) the termination of their existing supplemental executive retirement plan (“SERP Payments”), (b) the termination of their existing change in control and/or severance benefit agreements, and (c) the officers’ twelve (12) month non-solicitation and non-compete agreements and, where applicable, a commitment to continue employment with First Merchants Bank for a period after the effective time of the Merger (together with the payments in clause (b) above, collectively, “Other Retention Agreement Payments”). In addition, those executive officers of IALB and iAB Financial Bank are also recipients of certain long-term incentive awards (“LTI Awards”) that provide for the acceleration of vesting and payment of benefits following a change in control of IALB. Under the transition period retention agreements and LTI Awards, these executive officers would be entitled to receive the amounts set forth below.

Executive Officer	SERP Payments	Other Retention Agreement Payments	LTI Awards
Michael C. Marhenke, President and Chief Executive Officer	$700,000	$1,088,734	$553,800
William H. Thatcher III, Executive Vice President and Chief Operating Officer	—	582,738	229,645
Kevin J. Himmelhaver, Executive Vice President and Chief Financial Officer	500,000	603,612	236,275
Paul J. Grandlienard, Executive Vice President and Chief Credit Officer	250,000	458,812	172,250
Karen J. Cameron, Executive Vice President, Corporate Services	350,000	390,967	151,710

Total	$1,800,000	$3,124,863	$1,343,680

In connection with entering into the Merger Agreement, First Merchants requested that IALB enter into a Transition Period Retention Agreement (the “Transition Agreement”) with Mr. Thatcher that provides for certain assurances of employment following the Merger by First Merchants. The Transition Agreement provides that upon closing of the Merger, First Merchants will enter into an employment arrangement with Mr. Thatcher and appoint Mr. Thatcher as First Merchants’ Regional President for the Fort Wayne Region and will provide Mr. Thatcher a compensation package including an annual salary of $230,000 in the first year and $240,000 in the second year together with long-term equity based incentive compensation awards consistent with First Merchants executive awards generally. The employment arrangement will also contain traditional non-solicitation restrictive covenants from Mr. Thatcher for the benefit of First Merchants. In the event the Merger does not close and the Merger Agreement is terminated, the Transition Agreement will automatically terminate.

Indemnification and Continued Director and Officer Liability Coverage. From and after the effective time of the Merger, First Merchants has agreed to indemnify and hold harmless each person who is now, or who has been at any time before the effective time of the Merger, an officer or director of IALB and its subsidiaries against all losses, costs, damages or expenses incurred in connection with any claim, action, suit, proceeding or investigation that is a result of matters that existed or occurred at or before the effective time of the Merger to the same extent as IALB currently provides for indemnification of its officers and directors. In addition, First Merchants has agreed to provide directors’ and officers’ liability insurance coverage for a period of six (6) years following the effective time of the Merger to the officers and directors of iAB Financial Bank and IALB immediately before the effective time of the Merger under the directors’ and officers’ liability insurance policy currently maintained by IALB or under a policy with comparable or better coverage, subject to certain limitations in the Merger Agreement.

Board Appointment. The Merger Agreement obligates First Merchants to appoint one person who is currently a member of the IALB Board of Directors (chosen by First Merchants after consultation with IALB) to the First Merchants Board of Directors. Such person will be entitled to receive compensation from First Merchants for service to the Board. As of the date of this proxy statement and prospectus, it has not yet been determined which IALB director will be appointed to the First Merchants Board of Directors.

THE MERGER AGREEMENT

The following summary highlights certain material provisions of the Merger Agreement. Because this is a summary of the Merger Agreement, it does not contain a description of all of the terms of the Merger Agreement and is qualified in its entirety by reference to the Merger Agreement. You should read carefully the entire Merger Agreement, which is attached to this document as Annex A and is incorporated herein by reference.

Description of the Merger

Under the terms and subject to the conditions of the Merger Agreement approved by each of IALB’s and First Merchants’ Boards of Directors, IALB will merge with and into First Merchants and the separate corporate existence of IALB will cease. Immediately following the Merger, iAB Financial Bank will merge with and into First Merchants Bank and iAB Financial Bank will cease to exist as a separate entity. The Articles of Incorporation and Bylaws of First Merchants, as in effect prior to the Merger, will be the Articles of Incorporation and Bylaws of First Merchants after the Merger.

Representations and Warranties

The Merger Agreement contains some customary representations and warranties made both by IALB and First Merchants, including representations and warranties relating to:

•	due organization and existence;

•	corporate power and authorization to enter into the transactions contemplated by the Merger Agreement;

•	capitalization;

•	governmental filings, notices, authorizations, consents and approvals required in connection with the transactions contemplated by the Merger Agreement;

•	third-party filings, notices, authorizations, consents and approvals required in connection with the transactions contemplated by the Merger Agreement;

•	corporate books and records;

•	compliance with law;

•	litigation and pending proceedings;

•	financial statements;

•	absence of certain material changes or events;

•	absence of undisclosed liabilities;

•	absence of default under material contracts and agreements;

•	loans and investments (by IALB only);

•	employee benefits plans and plan compliance;

•	taxes, returns and reports;

•	subsidiaries;

•	title to assets (by IALB only);

•	certain obligations to employees (by IALB only);

•	properties owned and leased (by IALB only);

•	shareholder rights plans (by IALB only);

•	indemnification agreements;

•	deposit insurance with the Federal Deposit Insurance Corporation;

•	reports to regulatory agencies;

•	environmental matters (by IALB only);

•	compliance with the securities laws;

•	compliance with the Securities and Exchange Commission filing requirements (by First Merchants only); and

•	brokerage fees.

The representations and warranties in the Merger Agreement will not survive the effective date of the Merger or the termination of the Merger Agreement. After the effective date of the Merger or termination of the Merger Agreement, none of the parties to the Merger Agreement, their respective subsidiaries, or the respective officers and directors of any of them will have any liability for any of their representations and warranties made in the Merger Agreement unless the Merger Agreement is terminated as a result of a willful breach, in which case the non-breaching party may recover appropriate damages from the breaching party.

Conditions to Completion of the Merger

First Merchants’ and IALB’s obligations to complete the Merger are subject to the satisfaction of the following conditions, among other things, at or prior to the effective time of the Merger:

1.	the approval of the Merger Agreement at the special meeting by a majority of the issued and outstanding shares of IALB common stock;

2.	the receipt of all regulatory approvals required for the Merger and the Bank Merger and the expiration of any regulatory waiting periods prior to consummation of the Merger;

3.

the representations and warranties made by the parties in the Merger Agreement must be true, accurate and correct in all material respects on and as of the effective date of the Merger, except that representations and warranties that are qualified by materiality or a Material Adverse Effect (as defined below) must be true and correct in all respects, and provided that for those representations and warranties which address matters only as of an earlier date, then they shall be tested as of such earlier date. For the purpose of the Merger Agreement, a “Material Adverse Effect” means any effect, circumstance, occurrence or change that (i) is material and adverse to the financial position, results of operations or business of IALB and iAB Financial Bank, iAB Risk Management, Inc., iAB Investments Inc., Grabill Bank Insurance Services, LLC, and iAB REIT, Inc. (collectively, the “Subsidiaries”) taken as a whole, or First Merchants and First Merchants Bank taken as a whole, as applicable or (ii) would materially impair the ability of IALB or First Merchants, as applicable, to perform its obligations under the Merger Agreement; provided, however, that a Material Adverse Effect shall not be deemed to include the impact of (a) changes in banking and similar laws of general applicability to banks or their holding companies or interpretations thereof by courts or governmental authorities, (b) changes in generally accepted accounting principles (“GAAP”) or regulatory accounting requirements applicable to banks or their holding companies generally, (c) any modifications or changes to valuation policies and practices in connection with the Merger or restructuring charges taken in connection with the Merger, in each case in accordance with GAAP, (d) effects of any action taken with the prior written consent of the other party hereto, (e) changes in the general level of interest rates (including the impact on the securities portfolios of IALB and iAB Financial Bank, or First Merchants and First Merchants Bank, as applicable) or conditions or circumstances relating to or that affect either the United States economy, financial or securities markets or the banking industry, generally, (f) changes resulting from expenses (such as legal, accounting and investment bankers’ fees) incurred in connection with the

Merger Agreement or the transactions contemplated therein, including without limitation payment of any amounts due to, or the provision of any benefits to, any officers or employees under agreements, plans or other arrangements in existence of or contemplated by the Merger Agreement and disclosed to First Merchants, (g) the impact of the announcement of the Merger Agreement and the transactions contemplated thereby, and compliance with the Merger Agreement on the business, financial condition or results of operations of IALB and the Subsidiaries, or First Merchants and First Merchants Bank, as applicable and (h) the occurrence of any military or terrorist attack within the United States or any of its possessions or offices; provided that in no event shall a change in the trading price of the First Merchants common stock, by itself, be considered to constitute a Material Adverse Effect on First Merchants (it being understood that the foregoing proviso shall not prevent or otherwise affect a determination that any effect underlying such decline has resulted in a Material Adverse Effect);

4.	the covenants made by the parties must have been complied with in all material respects from the date of the Merger Agreement through and as of the effective date of the Merger;

5.	First Merchants must have received an opinion of Bingham Greenebaum Doll LLP that, for U.S. federal income tax purposes, the Merger will be treated as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code;

6.	IALB must have received a letter from Bingham Greenebaum Doll LLP addressed to the shareholders of IALB, dated as of the effective date of the Merger, to the effect that such shareholders may rely on the opinion referenced in clause 5 above;

7.	the Registration Statement on Form S-4, of which this proxy statement and prospectus is a part, relating to the First Merchants shares to be issued pursuant to the Merger Agreement, must have become effective under the Securities Act, and no stop order suspending the effectiveness of the Registration Statement shall have been issued or threatened by the SEC;

8.	the shares of First Merchants common stock to be issued in the Merger shall have been listed for trading on The NASDAQ Global Select Market (subject to official notice of issuance);

9.	there must be no order, decree or injunction of a court or agency of competent jurisdiction which enjoins or prohibits the consummation of the Merger or the Bank Merger; and

10.	receipt by each party of an officer’s certificate, certain legal opinions and various closing documents.

The conditions to completion of the Merger are subject to waiver by the party benefiting from such condition. The conditions may also be altered by the written agreement of both parties. However, if receipt of the tax opinion and reliance letter referred to above were waived or such conditions were altered, IALB would resolicit its shareholders if any change in the tax consequences were material and disclose the reasons for the waiver or alteration and the change in tax consequences. Such resolicitation would require an amendment to the Registration Statement on Form S-4, of which this proxy statement and prospectus is a part. If these and other conditions are not satisfied or waived, First Merchants and/or IALB may terminate the Merger Agreement. See “THE MERGER AGREEMENT—Termination; Waiver; Amendment,” “THE MERGER—Regulatory Approvals,” “THE MERGER—Interests of Certain Persons in the Merger,” “MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES,” and Annex A.

Termination; Waiver; Amendment

First Merchants and IALB may terminate the Merger Agreement at any time before the Merger is completed, including after the IALB shareholders have approved the Merger, if one of the events which gives the party the right to terminate occurs. The Merger Agreement may be terminated:

1.	by mutual consent of First Merchants and IALB in writing;

2.	by either First Merchants or IALB if there has been a material breach by the other of any of the covenants or any of the representations or warranties set forth in the Merger Agreement, which is not cured within thirty (30) days following written notice given by the non-breaching party to the party committing the breach;

3.	by either First Merchants or IALB if any event, fact or circumstance has occurred with respect to the other party that has had or could be reasonably expected to have a Material Adverse Effect on such party;

4.	by either First Merchants or IALB if any governmental or regulatory approval required to permit the consummation of the transactions contemplated in the Merger Agreement shall have been denied and such denial is final and non-appealable;

5.	by either First Merchants or IALB if any court or governmental or regulatory authority shall have issued a final non-appealable order enjoining or otherwise prohibiting consummation of the transactions contemplated in the Merger Agreement;

6.	by either First Merchants or IALB in the event of the failure of IALB’s shareholders to approve the Merger Agreement at the special meeting; provided, however, that IALB may only terminate the Merger Agreement pursuant to this clause if it has complied in all material respects with its obligations to convene a meeting of its shareholders and use its reasonable best efforts to obtain the requisite vote to consummate the Merger;

7.	by either First Merchants or IALB if the Merger has not been completed by December 31, 2017, provided the terminating party is not then in material breach of any representation warranty or covenant and, provided, further, that if the sole impediment to closing is the lack of any necessary regulatory approval, then such termination date shall be extended to March 31, 2018;

8.	by IALB if its Board of Directors determines in the exercise of its fiduciary duties that it must terminate the Merger Agreement after receipt of an unsolicited superior acquisition proposal from a third party;

9.	by First Merchants if IALB’s Board of Directors withdraws or modifies its recommendation to IALB shareholders to vote for the Merger following receipt of a proposal of an acquisition from a third party;

10.	by First Merchants if IALB fails to give First Merchants timely notice of any inquiry by a third party with respect to an acquisition of IALB or iAB Financial Bank;

11.	by First Merchants if IALB gives First Merchants notice that it intends to furnish information to or enter into discussions or negotiations with a third party relating to a proposed acquisition of IALB or iAB Financial Bank and those negotiations are not terminated within sixty (60) days;

12.	by IALB, if IALB’s Board of Directors so determines by a majority vote of the members of such Board, at any time during the five (5) business day period commencing on the Determination Date if both of the following conditions are satisfied:

(i)	the FMC Market Value is less than 80% of the Initial FMC Market Value; and

(ii)	the quotient obtained by dividing the FMC Market Value by the Initial FMC Market Value (“Buyer Ratio”) shall be less than the quotient obtained by dividing the Final Index Price by the Initial Index Price, minus 0.20 (the “Index Ratio”).

If IALB elects to exercise its termination right pursuant to this clause 12, it must give prompt written notice thereof to First Merchants. During the five (5) business day period commencing with its receipt of such notice, First Merchants shall have the option to increase the Exchange Ratio, at its sole discretion, to (x) the quotient, the numerator of which is equal to the product of the Initial FMC Market Value, the Exchange Ratio (as then in effect) and the Index Ratio, and the denominator of which is equal to the FMC Market Value, or (y) the quotient determined by dividing the Initial FMC Market Value by the FMC Market Value, and multiplying the quotient by the product of the Exchange Ratio (as then in effect) and 0.80. If First Merchants so elects, it shall give, within such five (5) business day period, written notice to IALB of such election and the revised Exchange Ratio, whereupon no termination shall be deemed to have occurred pursuant to this Section 10.1(i) and this Agreement shall remain in full force and effect in accordance with its terms, except as the Exchange Ratio shall have been so modified.

For purposes of this clause 12, the following terms shall have the meanings indicated below:

“Determination Date” shall mean the later of the date on which (i) all regulatory approvals required pursuant to Section 9.4 (and waivers, if applicable) have been received (disregarding any waiting period), and (ii) the approval of this Agreement, the Merger and any other matter required to be approved by the shareholders of IALB in order to consummate the Merger and the transactions contemplated herein is obtained.

“Final Index Price” means the average of the closing price of the Index on each of ten (10) consecutive trading days immediately preceding the Determination Date.

“FMC Market Value” shall be the average of the daily closing sales prices of a share of First Merchants Common Stock as reported on NASDAQ for the ten (10) consecutive trading days immediately preceding the Determination Date.

“Index” means the NASDAQ Bank Index; provided, however, that if the NASDAQ Bank Index is not available for any reason, “Index” shall mean such substitute or similar index as substantially replicates the NASDAQ Bank Index.

“Initial FMC Market Value” means the average of the daily closing sales prices of a share of First Merchants Common Stock, as reported on NASDAQ, for the ten (10) consecutive trading days immediately preceding the date of this Agreement.

“Initial Index Price” means the average of the closing prices of the Index for the ten (10) consecutive trading days immediately preceding the date of this Agreement.

If First Merchants or any company belonging to the Index declares or effects a stock split, stock dividend, recapitalization, reclassification, or similar transaction with respect to the outstanding common stock, and the record date therefor shall be after the date of this Agreement and prior to the Determination Date, the prices for the common stock of such company shall be proportionately and appropriately adjusted for the purpose of applying this clause 12.

13.	by First Merchants if greater than twenty percent (20%) of the outstanding IALB common stock have become and remain subject to a demand for payment under the dissenters’ rights provisions of the Indiana Business Corporation Law. See “THE MERGER – Rights of Dissenting Shareholders” beginning on page [●].

Upon termination for any of these reasons, the Merger Agreement will be void and of no further force or effect. However, if either First Merchants or IALB willfully breaches any of the representations and warranties or agreements set forth in the Merger Agreement, then the other party will be entitled to recover appropriate damages for the breach. Notwithstanding the foregoing, if First Merchants terminates the Merger Agreement under items 9, 10 or 11 above or if IALB terminates the Merger Agreement in accordance with item 8 above, IALB must pay First Merchants $5,000,000 as a termination fee to reimburse First Merchants for the considerable time and expense invested by First Merchants in furtherance of the Merger.

First Merchants and IALB can agree to amend the Merger Agreement and can waive their right to require the other party to adhere to the terms and conditions of the Merger Agreement, where the law allows. However, First Merchants and IALB cannot amend the Merger Agreement after the IALB shareholders approve the Merger without their further approval if the amendment would decrease the Merger Consideration or materially adversely affect the rights of IALB shareholders or the tax consequences of the Merger to the shareholders of IALB.

Restrictions Affecting the Parties Prior to Completion of the Merger

The Merger Agreement contains a number of restrictions regarding the conduct of the business of First Merchants, IALB and iAB Financial Bank until the Merger is completed. Among other items and subject to certain limited exceptions, IALB and iAB Financial Bank may not take any of the following actions, without the prior written consent of First Merchants:

•	make any change to their capital structure, including redemption of shares of common stock;

•	authorize an additional class of stock or issue, or authorize the issuance of any capital stock or any options or other instruments convertible into shares of capital stock, except pursuant to the exercise of stock options outstanding as of the date of the Merger Agreement;

•	declare, distribute or pay any dividends, authorize a stock split or make any other distribution to their shareholders, except for IALB’s quarterly cash dividend in an amount not to exceed $0.22 per share; provided, however, IALB and First Merchants will coordinate IALB’s dividend schedule for the quarter in which the Merger is completed so that IALB shareholders do not receive dividends on both First Merchants and IALB common stock during the same calendar quarter;

•	except for the fiduciary obligations of IALB to entertain a superior third-party acquisition proposal, merge, combine or consolidate with or, other than in the ordinary course of business consistent with past practice (including the sale, transfer or disposal of other real estate owned), sell their assets or securities to any other person or entity or effect a share exchange or enter into any transaction not in the ordinary course of business;

•	incur any liability or obligation, make any commitment, payment or disbursement, enter into any contract or agreement, or acquire or dispose of any property, other than real estate owned, or asset having a fair market value in excess of $150,000 except for payments and disbursements made in the ordinary course of business consistent with past practice, property acquired or disposed of in connection with foreclosures of mortgages or enforcement of security interests, loans in the ordinary course of business and deposit liabilities and advances from the Federal Home Loan Bank in each case in the ordinary course of business;

•	subject any of their assets or properties to any mortgage, lien, or encumbrance, except in the ordinary course of business consistent with past practice;

•	promote or increase or decrease the rate of compensation or enter into any agreement to promote or increase or decrease the rate of compensation of any director, officer, or employee of IALB or iAB Financial Bank, except for promotions and non-material increases in the ordinary course of business and in accordance with their past practices;

•	subject to certain exceptions, execute, create, institute, modify or amend any employee benefit plan or agreement for current or former directors, officers or employees of IALB or any Subsidiary, change the level of benefits or payments under any such employee benefit plan or agreement or increase or decrease any severance or termination pay benefits or any other fringe or employee benefits other than as required by law or regulatory authorities or as specifically provided in the Merger Agreement;

•	amend their Articles of Incorporation or Bylaws from those in effect on February 17, 2017;

•	subject to certain exceptions, modify, amend or institute new employment practices or enter into, renew, modify, amend or extend any employment or severance agreement with any present or former directors, officers or employees of IALB or any Subsidiary;

•	give, dispose, sell, convey, assign, hypothecate, pledge, encumber or otherwise transfer or grant a security interest in any capital stock of any Subsidiary;

•	fail to make additions to iAB Financial Bank’s reserve for loan losses or any other reserve account in the ordinary course of business and in accordance with sound banking practices; or

•	other than in the ordinary course of business consistent with past practice, incur any indebtedness for borrowed money or assume, guarantee, endorse or otherwise as an accommodation become responsible or liable for the obligations of any other individual, corporation or entity.

In addition, until the Merger is consummated or the Merger Agreement is terminated, First Merchants and IALB shall carry on their business diligently and in the ordinary course of business and use their best efforts to preserve their business organizations and existing business relationships intact.

This discussion of the restrictions imposed by the Merger Agreement is not intended to be exhaustive, but includes material restrictions imposed on the parties. Please refer to the Merger Agreement, attached as Annex A, for a complete listing of the restrictions.

Fees and Expenses

First Merchants and IALB will pay their own fees, costs, and expenses incurred in connection with the Merger, including the fees of any investment bankers engaged by such party.

Management After the Merger

First Merchants will be the surviving corporation in the Merger and IALB’s separate corporate existence will cease. Accordingly, the directors and officers of IALB will no longer serve in such capacities after the completion of the Merger. Similarly, First Merchants Bank will be the surviving banking subsidiary in the Merger with iAB Financial Bank and iAB Financial Bank’s separate corporate existence will cease.

The directors of First Merchants and First Merchants Bank immediately prior to the Mergers will continue to be the directors of First Merchants and First Merchants Bank following the Merger until they resign or until their respective successors are duly elected and qualified. Board Appointments. However, the Merger Agreement obligates First Merchants to appoint one person who is currently a member of the IALB Board of Directors (chosen by First Merchants after consultation with IALB) to the First Merchants Board of Directors. As of the date of this proxy statement and prospectus, it has not yet been determined which IALB director will be appointed to the First Merchants Board of Directors.

The officers of First Merchants and First Merchants Bank immediately prior to the Merger will continue to be the officers of First Merchants and First Merchants Bank following the Mergers until they resign or until their successors are duly elected and qualified.

Indemnification and Insurance of IALB Directors and Officers

First Merchants has agreed to indemnify and hold harmless each director and officer of IALB and iAB Financial Bank for six (6) years after the effective time of the Merger in connection with any losses arising out of the fact that any such person is or was a director or officer of IALB or iAB Financial Bank at or prior to the effective time of the Merger to the same extent as would have been available under the articles of incorporation, bylaws or other indemnification agreement of IALB and iAB Financial Bank.

In addition, First Merchants has agreed to use its reasonable best efforts to include IALB’s and iAB Financial Bank’s present and former directors and officers on its existing insurance, or to obtain directors’ and officers’ liability insurance “tail” policy coverage for IALB’s and iAB Financial Bank’s present and former directors and executive officers, for a period of six (6) years, which will provide the directors and officers with coverage containing terms no less advantageous than the coverage currently provided by IALB to such directors and officers for claims based on activity prior to the effective time of the Merger. However, First Merchants has no obligation during the 6-year period to pay an aggregate amount in premiums which is more than 1.5 times the current annual amount spent by IALB to maintain its current directors’ and officers’ insurance coverage. If First Merchants is unable to obtain the coverage described above, First Merchants has agreed to use its reasonable best efforts to obtain as much comparable insurance as is available.

After the Merger, IALB’s and iAB Financial Bank’s officers and employees who become officers, directors or employees of First Merchants or its subsidiaries shall have the same directors and officers insurance coverage and indemnification protection that First Merchants provides to other officers, directors and employees of First Merchants or its subsidiaries.

Employee Benefit Plans

The Merger Agreement provides that the current employees of IALB and the Subsidiaries who continue as employees of First Merchants or its subsidiaries following the Merger will be entitled to participate in the employee benefit plans of First Merchants. With respect to each employee benefit plan or benefit arrangement maintained by First Merchants in which employees of IALB or the Subsidiaries subsequently participate, for purposes of determining eligibility, vesting, vacation and severance entitlement, First Merchants will ensure that service with IALB or the Subsidiaries will be treated as service with First Merchants; provided, however, that service with IALB or the Bank shall not be treated as service with First Merchants for purposes of benefit accrual, except with respect to severance benefits.

Voting Agreement

Each member of the Board of Directors has entered into a voting agreement with First Merchants as of the date of the Merger Agreement whereby the parties have agreed, subject to their fiduciary duties to entertain a superior third-party acquisition proposal under the Merger Agreement, to vote, or cause to be voted, all of their shares of IALB common stock and shares owned by certain affiliates over which they have voting control in favor of the Merger Proposal. The number of shares of common stock subject to such voting agreement is 155,794 shares of IALB common stock, representing 3.8% of the outstanding shares.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

The following is a general discussion of the material federal income tax consequences of the Merger to U.S. Holders (as hereinafter defined) of IALB common stock that exchange their shares of IALB common stock for shares of First Merchants common stock. The following discussion is based on current provisions of the Internal Revenue Code of 1986, as amended (the “Internal Revenue Code”), the Treasury Regulations promulgated thereunder, published pronouncements of the Internal Revenue Service (the “IRS”) and case law, all as currently in effect and which are subject to differing interpretations and subject to change at any time by legislative, judicial or administrative action, possibly with retroactive effect. This discussion is limited to U.S. Holders, who hold their shares of IALB common stock as capital assets for U.S. federal income tax purposes (generally, assets held for investment).

This discussion does not address the federal income tax consequences of shareholders who are not U.S. Holders, nor does it address all of the tax consequences relevant to certain U.S. Holders including, but not limited to, S corporations, partnerships or other pass-through entities (including investors in pass-through entities), financial institutions, insurance companies, tax-exempt organizations, trusts described in Sections 1361(c)(2)(A) and 1361(d)) of the Internal Revenue Code, dealers in securities or currencies, traders in securities that use a mark to market method of accounting, persons who hold IALB common stock as part of a straddle, hedge, constructive sale conversion or other integrated transaction, persons who acquired their shares of IALB common stock through the exercise of an employee stock option or otherwise as compensation or through a tax-qualified plan, regulated investment companies, real estate investment trusts and foreign persons or persons whose “functional currency” is not the U.S. dollar. This discussion also does not address the tax consequences of persons who are subject to alternative minimum tax, nor does it address the tax consequences of the Merger under state, local or foreign tax laws.

All U.S. Holders including, but not limited to, the U.S. Holders referenced immediately above, should consult their own tax advisors about the tax consequences of the Merger to them.

For purposes of this discussion, the term “U.S. Holder” means a beneficial owner of IALB common stock that for U.S. federal income tax purposes is an individual who is a citizen or resident of the U.S., a corporation or entity taxed as a corporation that was organized under the laws of the U.S. or any state or the District of Columbia, an estate the income of which is subject to U.S. federal income tax regardless of its source, or a trust that (i) is subject to the supervision of a court within the U.S. and the control of one (1) or more U.S. Persons (as hereinafter defined) or (ii) has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. Person. For purposes of this discussion, “U.S. Person” shall have the meaning ascribed to it by Section 7701(a)(30) of the Internal Revenue Code.

Tax Consequences of the Merger Generally

The parties intend for the Merger to qualify as a “reorganization” under Section 368(a) of the Internal Revenue Code for U.S. federal income tax purposes. It is a condition to the obligation of First Merchants to complete the Merger that First Merchants obtain an opinion from the law firm of Bingham Greenebaum Doll LLP that the Merger to be effected pursuant to the Merger Agreement constitutes a reorganization under Section 368(a) of the Internal Revenue Code.

It is a condition to the obligation of IALB to complete the Merger that IALB receive a letter from the law firm of Bingham Greenebaum Doll LLP addressed to the shareholders of IALB, dated as of the effective date of the Merger, to the effect that such shareholders may rely on the opinion referenced in the preceding sentence.

The obligation of Bingham Greenebaum Doll LLP to deliver such opinion and reliance letter is conditioned on the Merger satisfying the statutory and regulatory requirements of a “reorganization.” The determination by tax counsel as to whether the Merger will be treated as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code is based on the facts and law existing as of the effective date of the Merger.

This opinion will be subject to customary qualifications and assumptions, including that the Merger will be completed according to the terms of the Merger Agreement. In rendering the tax opinion, such counsel may require and rely on factual representations of First Merchants and IALB. If any of such assumptions or representations is or becomes inaccurate, the U.S. federal income tax consequences of the Merger could be adversely affected. Neither the opinion nor the reliance letter will be binding on the IRS. First Merchants and IALB do not intend to request any ruling from the IRS as to the U.S. federal income tax consequences of the Merger. Consequently, no assurance can be given that the IRS will not assert, or that a court will not sustain, a position contrary to any of the tax consequences set forth below or any of the tax consequences described in the tax opinion.

Tax Consequences to First Merchants, First Merchants Shareholders and IALB

No gain or loss will be recognized by First Merchants, First Merchants shareholders or IALB with respect to the Merger.

Tax Consequences of the Merger to U.S. Holders of IALB Common Stock

In general, a U.S. Holder who receives First Merchants common stock in exchange for IALB common stock will not recognize any gain or loss on the exchange for U.S. federal income tax purposes, except with respect to cash received in lieu of fractional shares of First Merchants common stock (as discussed below). The aggregate tax basis of First Merchants common stock received by a U.S. Holder in exchange for their IALB common stock (including any fractional shares of First Merchants common stock deemed received and redeemed for cash as described below) will be equal to the U.S. Holder’s aggregate adjusted tax basis in their IALB common stock exchanged. In addition, the holding period of the First Merchants common stock received in the Merger (including any fractional shares of First Merchants common stock deemed received and redeemed for cash as described below) generally will include the holding period of IALB common stock surrendered in the exchange. If a U.S. Holder acquired different blocks of IALB common stock at different times or at different prices, the First Merchants common stock received in the Merger will be allocated pro rata to each block of IALB common stock, and the basis and holding period of each block of First Merchants common stock received will be determined on a block-for-block basis depending on the basis and holding period of the blocks of IALB common stock exchanged for such block of First Merchants common stock.

A U.S. Holder who receives cash in lieu of fractional shares of First Merchants common stock will be treated as having received such fractional share of First Merchants common stock pursuant to the Merger and then as having sold that fractional share of First Merchants common stock for cash. As a result, a U.S. Holder will generally recognize gain or loss equal to the difference between the amount of cash received and the U.S. Holder’s basis in the fractional share of First Merchants common stock determined as described above. Any resultant gain or loss will be capital in nature, and will be long-term or short-term, depending on the period of time the exchanged IALB common stock were held. The deductibility of capital losses is subject to limitations.

Information Reporting and Backup Withholding

Cash payments received in the Merger by a U.S. Holder may, under certain circumstances, be subject to information reporting and backup withholding, unless the U.S. Holder provides proof of an applicable exemption, furnishes its taxpayer identification number (in the case of individuals, their social security number) and otherwise complies with all applicable requirements of the backup withholding rules. Any amounts withheld from payments to a U.S. Holder under the backup withholding rules are not an additional tax and will be allowed as a refund or credit against the U.S. Holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS.

Reporting Requirements

U.S. Holders who are “significant holders” and receive First Merchants common stock in exchange for IALB common stock are required to file a statement with their U.S. federal income tax return setting forth certain information, including, but not limited to, their tax basis (determined immediately before the Merger) in the IALB common stock exchanged in the Merger and the fair market value (determined immediately before the Merger) of the IALB common stock exchanged in the Merger. A “significant holder” is a holder of IALB common stock who immediately before the Merger (i) owned at least 1% of the total outstanding stock of IALB by vote or by value or (ii) owned stock of IALB with a tax basis of at least $1 million.

All IALB shareholders will be required to retain permanent tax records of the tax basis of IALB common stock exchanged and the First Merchants common stock and cash received in the Merger.

This discussion is of a general nature only, is not exhaustive, and is not intended to be, nor should it be construed to be, legal or tax advice to any particular shareholder. Because of the complexity of the tax law and because of the unique tax consequences to the shareholders following the Merger, each shareholder is strongly urged to consult such shareholder’s own tax advisor as to the particular tax consequences to such shareholder of the Merger, including the applicability and effect of federal, state, local, foreign and other tax laws in such shareholder’s particular circumstances.

DESCRIPTION OF FIRST MERCHANTS

The following information should be read with the financial statements incorporated by reference into this proxy statement and prospectus.

Business

First Merchants is a financial holding company headquartered in Muncie, Indiana and was organized in September 1982. First Merchants common stock is listed on The NASDAQ Global Select Market under the symbol “FRME.” First Merchants has one full-service Indiana commercial bank charter, First Merchants Bank, which opened for business in Muncie, Indiana, in March 1893. First Merchants Bank also operates Lafayette Bank and Trust and First Merchants Private Wealth Advisors as divisions of First Merchants Bank. First Merchants Bank includes over 106 banking locations in 27 Indiana, two Illinois and two Ohio counties. In addition to its branch network, First Merchant Banks’s delivery channels include ATMs, check cards, remote deposit capture, interactive voice response systems and internet technology. First Merchants Bank’s business activities are currently limited to one significant business segment, which is community banking. First Merchants Bank offers a broad range of financial services, including accepting time deposits, savings and demand deposits; making consumer, commercial, agri-business and real estate mortgage loans; renting safe deposit facilities; providing personal and corporate trust services; providing full-service brokerage and private wealth management; and providing letters of credit, repurchase agreements and other corporate services.

As of December 31, 2016, First Merchants had consolidated assets of $7.2 billion, consolidated deposits of $5.6 billion and shareholders’ equity of $902 million. As of December 31, 2016, First Merchants and its subsidiaries had 1,449 full-time equivalent employees.

First Merchants’ principal office is located at 200 East Jackson Street, Muncie, Indiana 47305. Its telephone number is (765) 747-1500.

Incorporation of Certain Information Regarding First Merchants by Reference

The foregoing information concerning First Merchants does not purport to be complete. Certain additional information relating to First Merchants’ business, management, executive officer and director compensation, voting securities and certain relationships is incorporated by reference in this document from other documents filed by First Merchants with the SEC and listed under “WHERE YOU CAN FIND ADDITIONAL INFORMATION” on page [●]. If you desire copies of any of these documents, you may contact First Merchants at its address or telephone number indicated under “WHERE YOU CAN FIND ADDITIONAL INFORMATION” on page [●].

DESCRIPTION OF IALB

The following information should be read with the financial statements included within this proxy statement and prospectus.

Business

IALB is a financial holding company, incorporated under Indiana law, whose principal activity is the ownership and management of (i) its wholly-owned bank subsidiary, iAB Financial Bank, an Indiana commercial bank, (ii) a special purpose subsidiary, Grabill Capital Trust I, a Delaware statutory business trust (the “Trust”), and (iii) IAB Risk Management, Inc., a Nevada corporation and captive insurance company.

IALB was formed on May 1, 2005, as a result of the merger of Grabill Bancorp and MarBanc Financial Corporation, at which time IALB began operating two wholly-owned bank subsidiaries, MarkleBank and Grabill Bank. In 2012, IALB collapsed the bank charter of MarkleBank into Grabill Bank and simultaneously changed Grabill Bank’s name to iAB Financial Bank. The headquarters for IALB and iAB Financial Bank are located in Fort Wayne, Indiana.

iAB Financial Bank is primarily engaged in providing a full range of banking and financial services to individual and corporate customers through its 17 banking centers in Allen, Huntington, Marshall and Wells Counties in Indiana. iAB Financial Bank has two wholly-owned subsidiaries: IAB Investments, Inc., a Nevada corporation; and Grabill Bank Insurance Services, Inc., an Indiana corporation. IAB Investments, Inc. manages a portion of iAB Financial Bank’s investment portfolio. It also manages a portion of the iAB Financial Bank’s real estate loan portfolio through its wholly-owned subsidiary, IAB REIT, Inc., a Maryland corporation. Grabill Bank Insurance Services, LLC previously served as an insurance agency representing life, accident and health insurance products. Its only current activity is as a conduit for insurance agency services provided by the Bank. It has no employees and does not conduct any active business. iAB Financial Bank is subject to regulation by the Indiana Department of Financial Institutions, the State of Indiana and the FDIC.

At December 31, 2016, on a consolidated basis, IALB had assets of approximately $1.1 billion, deposits of approximately $861 million, and shareholders’ equity of approximately $122.1 million.

Market for Common Equity and Related Stockholder Matters

The table below lists per share prices and dividend payments relating to IALB’s common stock for the periods indicated. IALB’s common stock is quoted over-the-counter on the OTCQX® market under the trading symbol “IALB.” The OTCQX is an electronic inter-dealer quotation system operated by OTC Markets Group, Inc. The high and low bid information in the table has been compiled from OTCMarkets.com. These quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission, and may not represent actual transactions.

	Closing High	Closing Low	Dividends Declared
2017
First Quarter	$66.40	$37.25	$0.22
Second Quarter (through April 28, 2017)	68.85	61.30	0.22
2016
First Quarter	27.50	25.75	0.21
Second Quarter	31.00	27.20	0.22
Third Quarter	37.00	28.80	0.22
Fourth Quarter	40.00	35.01	0.22
2015
First Quarter	25.95	24.26	0.21
Second Quarter	27.00	25.94	0.21
Third Quarter	27.30	25.45	0.21
Fourth Quarter	27.99	25.50	0.21

The following table presents quotation information for IALB common stock on February 16, 2017, the business day before the Merger was publicly announced, and April 28, 2017, the last practicable trading day for which information was available prior to the date of this proxy statement and prospectus.

	High	Low	Close
February 16, 2017	$39.90	$39.50	$39.90
April 28, 2017	$70.00	$67.67	$67.67

Equity Compensation Plan Information

The following table sets forth information about IALB’s common stock that may be issued under the IALB’s equity compensation plans as of December 31, 2016. IALB does not maintain any equity compensation plans that have not been approved by shareholders.

Plan Category	Number of securities to be issued upon the exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in the first column)
Equity compensation plans approved by security holders	—	$—	—
Equity compensation plans not approved by security holders	21,340	—	—

Total	21,340	$—	—

COMPARISON OF COMMON STOCK

The following summary comparison of First Merchants common stock and IALB common stock includes the material features of such stocks and the material differences in the rights of holders of shares of such stocks. Because this is a summary, it does not contain all of the information that is important to you and is qualified in its entirety by reference to First Merchants’ Articles of Incorporation and Bylaws and IALB’s Articles of Incorporation and Bylaws.

Governing Law

Following the Merger, the rights of former IALB shareholders who receive First Merchants common stock in the Merger will be governed by the laws of the State of Indiana, the state in which First Merchants is incorporated, and by First Merchants’ Articles of Incorporation and Bylaws. The rights of IALB shareholders are presently governed by the laws of the State of Indiana, the state in which IALB is incorporated, and by IALB’s Articles of Incorporation, Bylaws and the Shareholders Agreement. The rights of IALB shareholders differ in certain respects from the rights they will have as First Merchants shareholders, including certain preferential rights of preferred stockholders, the vote required for the amendment of certain significant provisions of the Articles of Incorporation and for the approval of certain significant corporate transactions.

Authorized But Unissued Shares

First Merchants	IALB

First Merchants’ Articles of Incorporation authorize the issuance of 100,000,000 shares of common stock, of which 41,047,543 shares were outstanding as of March 31, 2017. First Merchants is also a party to an Agreement and Plan of Reorganization and Merger, dated January 25, 2017, pursuant to which it could issue up to an additional 2,074,783 shares of its common stock in connection with the acquisition of Arlington Bank. First Merchants’ Board of Directors may authorize the issuance of additional shares of common stock up to the amounts authorized in First Merchants’ Articles of Incorporation without shareholder approval, subject only to the restrictions of the Indiana Business Corporation Law and the Articles of Incorporation. First Merchants has 500,000 shares of preferred stock authorized, no shares of which are currently outstanding.

The Articles of Incorporation of IALB authorize the issuance of 10,000,000 shares of common stock, without par value. As of April 28, 2017, there were 4,082,479 shares of common stock outstanding. IALB’s Board of Directors may authorize the issuance of additional shares of common stock up to the amounts authorized in IALB’s Articles of Incorporation, without shareholder approval, subject only to the restrictions of the Indiana Business Corporation Law and its Articles of Incorporation.
The preferred shares are available to be issued, without prior shareholder approval, in classes with the rights, privileges and preferences determined for each class by the Board of Directors of First Merchants.

As of March 31, 2017, First Merchants had 223,802 shares of its common stock reserved and remaining available for issuance under its 2009 Long-term Equity Incentive Plan, 41,516 shares of its common stock reserved and remaining available for issuance under its Dividend Reinvestment and Stock Purchase Plan and

322,729 shares of its common stock reserved and remaining available for issuance under its 2008 Equity Compensation Plan for Non-Employee Directors. In addition, as of March 31, 2017, First Merchants had no options granted but unexercised under its 1994 Stock Option Plan, 101,976 options granted but unexercised under its 1999 Long-term Equity Incentive Plan, and 77,400 options granted but unexercised under its 2009 Long-term Equity Incentive Plan, with shares reserved and remaining available equal to the outstanding options under each plan.

The issuance of additional shares of First Merchants common stock or the issuance of additional First Merchants preferred stock may adversely affect the interests of First Merchants shareholders by diluting their voting and ownership interests.

Restrictions on Transfer of Shares

First Merchants	IALB

The holders of First Merchants common stock are generally not restricted on sales of their shares. The shares are also registered under Section 12 of the Securities and Exchange Act of 1934 (the “Exchange Act”) and listed for exchange on The NASDAQ Global Select Market. As a result, a public market exists for the shares of common stock.	The holders of IALB common stock are generally not restricted on sales of their shares. The shares are not registered under Section 12 of the Exchange Act but are quoted on the OTCQX Market under the symbol “IALB”. As a result, a limited public market exists for the shares of common stock.

Preemptive Rights

Neither First Merchants’ Articles of Incorporation nor IALB’s Articles of Incorporation provide for preemptive rights for shareholders to subscribe for any new or additional shares of common stock.

Dividend Rights

First Merchants	IALB

The holders of First Merchants common stock are entitled to dividends and other distributions when, as and if declared by its Boards of Directors.

Generally, First Merchants may not pay a dividend if, after giving effect to the dividend:

•    First Merchants would not be able to pay its debts as they become due in the usual course of business; or

•    First Merchants’ total assets would be less than the sum of its total liabilities plus the amount that would be needed to satisfy

The holders of IALB common stock are entitled to dividends and other distributions when, as and if declared by its Boards of Directors. Dividends may be paid in cash, in property or in IALB’s stock.

Generally, IALB may not pay a dividend if, after giving effect to the dividend:

•    IALB would not be able to pay its debts as they become due in the usual course of business; or

•    IALB’s total assets would be less than the sum of its total liabilities plus the amount that would be needed to satisfy preferential preferential rights of shareholders payable upon dissolution.

The amount of dividends, if any, that may be declared by First Merchants in the future will necessarily depend upon many factors, including, among other things, future earnings, capital requirements, business conditions and capital levels of subsidiaries (since First Merchants is primarily dependent upon dividends paid by its subsidiaries for revenues), the discretion of First Merchants’ Board of Directors and other factors that may be appropriate in determining dividend policies.

First Merchants Bank may pay cash dividends to First Merchants on its common stock only out of adjusted retained net profits for the year in which the dividend is paid and the two preceding years.

rights of shareholders payable upon dissolution.

First Merchants Bank will ordinarily be restricted to paying dividends in a lesser amount to First Merchants than is legally permissible because of the need for the banks to maintain adequate capital consistent with the capital adequacy guidelines promulgated by the banks’ principal federal regulatory authorities. If a bank’s capital levels are deemed inadequate by the regulatory authorities, payment of dividends to its parent holding company may be prohibited. First Merchants Bank is not currently subject to such a restriction.

Voting Rights

The holders of the outstanding shares of common stock of First Merchants and IALB are entitled to one (1) vote per share on all matters presented for shareholder vote. Neither First Merchants nor IALB shareholders have cumulative voting rights in the election of directors.

Articles of Incorporation and Bylaw Amendments

First Merchants	IALB

Indiana law generally requires shareholder approval for most amendments to a corporation’s articles of incorporation by a majority of a quorum at a shareholder’s meeting (and, in certain cases, a majority of all shares held by any voting group entitled to vote). However, Indiana law permits a corporation in its articles of incorporation to specify a higher shareholder vote requirement for certain amendments. First Merchants’ Articles of Incorporation require a super-majority shareholder vote of seventy-five percent (75%) of its outstanding shares of common stock for the amendment of certain significant provisions and a majority of its outstanding shares for all other	By majority vote of the outstanding shares, the shareholders of IALB have the right to amend, alter, repeal or rescind any provision of its Articles of Incorporation.

amendments. See “COMPARISON OF COMMON STOCK—Number of Directors and Term of Office,” “COMPARISON OF COMMON STOCK—Removal of Directors,” and “COMPARISON OF COMMON STOCK—Anti-Takeover Provisions.”

Indiana law permits a board of directors to amend a corporation’s bylaws unless the articles of incorporation provide otherwise. First Merchants’ Bylaws may generally be amended by an affirmative vote of a majority of the entire Board of Directors. However, several provisions of First Merchants’ Bylaws require two-thirds (2/3) vote of the entire Board of Directors to approve amendments, including the provision regarding removal of directors and setting the number and classes of directors. In addition, First Merchants’ Articles of Incorporation provide that its Bylaws may not be amended to repeal, modify or amend certain provisions of its Articles of Incorporation.

Special Meetings of Shareholders

First Merchants	IALB

First Merchants’ Bylaws provide that a special meeting of shareholders may be called by the Board of Directors, the President, at the written request of a majority of the Board of Directors or at the written request of shareholders holding at least one-fourth (1/4) of all shares outstanding and entitled to vote on business for which the meeting is called.	IALB’s Bylaws provide that a special meeting of shareholders may be called at any time by the Chairman of the Board of Directors, Chief Executive Officer, President, the Board of Directors or by shareholders holding at least one-fourth (1/4) of the outstanding shares.

Number of Directors and Term of Office

First Merchants	IALB

First Merchants’ Articles of Incorporation provide that the number of directors shall be set in the Bylaws by the Board of Directors and shall be at least 9 and no more than 15. First Merchants’ Articles of Incorporation also provide for classes of directors with staggered terms. Amendment of this provision of First Merchants’ Articles of Incorporation requires the approval of three-fourths (3/4) of the voting stock. First Merchants’ Bylaws specify that the number of directors is 10. The Bylaws provide that the number of directors may be amended only by a two-thirds (2/3) vote of the entire Board of Directors. Consistent with its Articles of Incorporation, First Merchants’ Bylaws provide that the Board of Directors is divided into 3 classes with 4 directors in 1 of the classes and 3 directors in the other 2 classes. The directors in each class are elected for 3-year staggered terms. Thus, approximately only one-third (1/3) of First Merchants’ Board of Directors is elected at each annual meeting of shareholders. Because First Merchants’ Board of Directors is divided into classes, a majority of First	The Articles of Incorporation of IALB provide that the number of directors shall be eight (8) members unless altered by resolution of the Board of Directors. The Bylaws provide that the Board of Directors shall consist of fifteen (15) members, divided into staggered terms of three (3) years.

Merchants’ directors can be replaced only after 2 annual meetings of shareholders. A two-thirds (2/3) vote of the entire Board of Directors is required to amend this provision of First Merchants’ Bylaws.

First Merchants’ Board of Directors is divided into classes, a majority of First Merchants’ directors can be replaced only after two (2) annual meetings of shareholders. A two-thirds (2/3) vote of the entire Board of Directors is required to amend this provision of First Merchants’ Bylaws.

Nomination of Directors

First Merchants	IALB

Under First Merchants’ Bylaws, only the Nominating and Governance Committee of the Board of Directors may nominate a candidate for the Board of Directors. Shareholders may suggest a person for nomination by sending a notice to the Committee setting forth at a minimum:

•   the name and address of each suggested nominee;

•   the age and principal occupation of each suggested nominee;

•   the total number of shares of First Merchants capital stock held by the notifying shareholder; and

•   the name and residence address of the notifying shareholder.

IALB’s Bylaws provide that the Board of Directors or any shareholder entitled to vote may nominate a shareholder for election to the Board of Directors.

Removal of Directors

First Merchants	IALB

First Merchants’ Articles of Incorporation and Bylaws provide that any director or all directors may be removed, with or without cause, at a meeting of shareholders upon the vote of the holders of not less than two-thirds (2/3) of the outstanding shares entitled to vote on the election of directors. However, if two- thirds (2/3) of the entire Board of Directors recommends removal of a director to the shareholders, then such director may be removed by the affirmative vote of the holders of at least a majority of the outstanding shares entitled to vote on the election of directors at a shareholders meeting. A two-thirds (2/3) vote of the entire Board of Directors is required to amend this provision of First Merchants’ Bylaws. Amendment of this provision of First Merchants’ Articles of Incorporation requires the approval of three-fourths (3/4) of the voting stock.	IALB Articles of Incorporation provide that any or all of the members of the Board of Directors may be removed only (i) by the shareholders through an affirmative vote of holders of at least a majority of the shares then entitled to vote or (ii) by the affirmative vote of at least two-thirds (2/3) of the directors then in office.

Anti-Takeover Provisions

First Merchants	IALB

The anti-takeover measures applicable to First Merchants described below may have the effect of discouraging a person or other entity from acquiring control of either company. These measures may have the effect of discouraging certain tender offers for shares of their common stock which might otherwise be made at premium prices or certain other acquisition transactions which might be viewed favorably by a significant number of shareholders.

Under Indiana law, any ten percent (10%) shareholder of an Indiana corporation, with a class of voting shares registered under Section 12 of the Exchange Act, such as First Merchants, is prohibited for a period of five (5) years from completing a business combination with the corporation unless, prior to the acquisition of such ten percent (10%) interest, the Board of Directors approved either the acquisition of such interest or the proposed business combination. If such prior approval is not obtained, the corporation and a ten percent (10%) shareholder may not consummate a business combination unless all provisions of the articles of incorporation are complied with and either a majority of disinterested shareholders approve the transaction or all shareholders receive a price per share as determined by Indiana law. A corporation may specifically adopt application of the business combination provision in its Articles of Incorporation and obtain the protection provided by this provision.

IALB has elected not to adopt the protections of the Indiana business combination or “control share acquisition” statutes under Indiana law.

An Indiana corporation may elect to remove itself from the protection provided by the Indiana business combination provision, but such an election remains ineffective for eighteen (18) months and does not apply to a combination with a shareholder who acquired a ten percent (10%) ownership position prior to the election. First Merchants has adopted the protection provided by the business combination provision of Indiana law.

In addition to the business combination provision, Indiana law contains a “control share acquisition” provision which, although different in structure from the business combination provision, may have a similar effect of discouraging or making more difficult a hostile takeover of an Indiana corporation. This provision also may have the effect of discouraging premium bids for outstanding shares.

Under this provision, unless otherwise provided in the corporation’s articles of incorporation or bylaws, if a shareholder acquires a certain amount of shares,

approval of a majority of the disinterested shareholders must be obtained before the acquiring shareholder may vote the control shares. Under certain circumstances, the shares held by the acquirer may be redeemed by the corporation at the fair market value of the shares as determined by the control share acquisition provision. First Merchants is subject to the control share acquisition provision. The constitutional validity of the control share acquisition statute has been challenged in the past and has been upheld by the United States Supreme Court.

The control share acquisition provision does not apply to a plan of affiliation and merger if the corporation complies with the applicable merger provisions and is a party to the agreement of merger or plan of share exchange.

Liquidation Rights

First Merchants	IALB

In the event of any liquidation or dissolution of First Merchants, its shareholders are entitled to receive pro rata, according to the number of shares held, any assets distributable to shareholders, subject to the payment of First Merchants’ liabilities and any rights of creditors and holders of shares of First Merchants’ preferred stock then outstanding.	In the event of any liquidation, dissolution, or winding up of IALB, either voluntary or involuntary, the holders of shares shall be entitled to share, ratably according to the number of shares held by them, in all assets of IALB available for distribution to its shareholders.

Redemption

Under Indiana law, First Merchants and IALB may only redeem or acquire shares of its common stock with funds legally available therefor, and shares so acquired constitute authorized but unissued shares. Neither First Merchants nor IALB may redeem or acquire its shares of common stock if, after such redemption, it would not be able to pay its debts as they become due. Additionally, neither First Merchants nor IALB may redeem its shares if its total assets would be less than the sum of its total liabilities plus preferential rights of shareholders payable upon dissolution.

Indemnification of Directors, Officers and Employees

Under Indiana law and First Merchants’ and IALB’s Articles of Incorporation, either corporation may indemnify any director, officer, employee or agent for any and all liability and expense incurred in connection with a proceeding which such person is involved in by reason of such person’s position with First Merchants or IALB, as applicable, in which (a) the person is wholly successful or (b) the person acted in good faith in what the person reasonably believed to be in or at least not opposed to the best interests of First Merchants or IALB, as applicable. If the person is wholly successful with respect to the claim or proceeding, the indemnification by First Merchants or IALB, as applicable is mandatory. Finally, under Indiana law and their respective Articles of Incorporation and/or Bylaws, both First Merchants and IALB are permitted to advance expenses to a person prior to final disposition of the proceeding if the person undertakes to repay any advanced amounts, if it is ultimately determined that he or she is not entitled to indemnification.

LEGAL MATTERS

Certain U.S. federal income tax consequences relating to the Merger will be passed upon for First Merchants and IALB by the law firm of Bingham Greenebaum Doll LLP, Indianapolis, Indiana.

EXPERTS

The audited consolidated financial statements of First Merchants and its affiliates and the effectiveness of its internal control over financial reporting as of December 31, 2016, incorporated by reference into this document, have been audited by BKD, LLP, independent certified public accountants, to the extent and for the periods indicated in their reports thereon, and have been so incorporated by reference in this document in reliance upon such reports of BKD, LLP given on the authority of such firm as experts in auditing and accounting.

SHAREHOLDER PROPOSALS FOR NEXT YEAR

First Merchants

If the Merger is completed, IALB shareholders will become shareholders of First Merchants. Any proposal which a First Merchants shareholder intends to have presented at the 2018 annual meeting of First Merchants and included in the proxy statement and form of proxy relating to that meeting must be received by the Secretary of First Merchants at First Merchants’ principal office no later than November 24, 2017, for inclusion in First Merchants’ proxy statement and form of proxy relating to that meeting. Shareholder proposals, if any, intended to be presented at the 2018 annual meeting of First Merchants that are not submitted by November 24, 2017 for inclusion in the proxy statement will be considered untimely.

IALB

If the Merger occurs, there will be no IALB annual meeting of shareholders for 2017. In that case, shareholder proposals must be submitted to First Merchants in accordance with the procedures described above.

If the Merger is not completed, IALB will hold its 2017 annual meeting in accordance with its current governing documents and as required by Indiana law.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

First Merchants has filed with the SEC a Registration Statement on Form S-4 under the Securities Act, with respect to the common stock of First Merchants being offered in the Merger. This proxy statement and prospectus does not contain all the information set forth in the registration statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC. For further information with respect to First Merchants and the securities offered by this proxy statement and prospectus, reference is made to the registration statement. Statements contained in this proxy statement and prospectus concerning the provisions of such documents are necessarily summaries of such documents and each such statement is qualified in its entirety by reference to the copy of the applicable documents filed with the SEC.

First Merchants files annual, quarterly and current reports, proxy statements and other information with the SEC. These filings are available to the public over the Internet at the SEC’s website at http://www.sec.gov. You may also read and copy these materials at the Public Reference Room of the SEC at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. You may also obtain additional information about First Merchants on its website at http://www.firstmerchants.com. You may obtain additional information about IALB on its website at https://www.cbindianaonline.com. However, the contents of those websites are not incorporated by reference in, or otherwise a part of, this proxy statement and prospectus and are not soliciting material.

First Merchants “incorporates by reference” into this proxy statement and prospectus the information in documents it files with the SEC, which means that it can disclose important information to you through those documents. The information incorporated by reference is an important part of this proxy statement and prospectus. Some information contained in this proxy statement and prospectus updates the information incorporated by reference and some information filed by First Merchants subsequently with the SEC will automatically update this proxy statement and prospectus.

First Merchants incorporates by reference the documents and information listed below:

•	First Merchants’ Annual Report on Form 10-K filed on March 1, 2017;

•	First Merchants’ Current Reports on Form 8-K filed on January 25, 2017 (except with respect to information furnished under Item 7.01 therein), January 26, 2017 (except with respect to information furnished under Item 2.02 therein), February 10, 2017, February 17, 2017 (except with respect to information furnished under Item 7.01 therein), February 28, 2017 (except with respect to information furnished under Item 7.01 therein), April 27, 2017 (except with respect to information furnished under Item 2.02 therein), and May 1, 2017; and

•	The description of First Merchants common stock set forth in the registration statement filed by First Merchants pursuant to Section 12 of the Exchange Act, including any amendment or report filed with the SEC for the purpose of updating such description.

First Merchants also incorporates by reference any of its filings with the SEC under Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act after the initial filing of the registration statement that contains this proxy statement and prospectus.

You may request, either orally or in writing, a copy of the documents incorporated by reference by First Merchants in this proxy statement and prospectus without charge by requesting them in writing or by telephone from First Merchants at the following addresses and telephone number:

First Merchants Corporation

200 East Jackson Street

Muncie, Indiana 47305

Attention: Brian T. Hunt,

                 Corporate Secretary

Telephone: (765) 747-1500

If you would like to request documents, please do so by June 20, 2017, in order to receive them before the IALB special meeting.

You should rely only on the information incorporated by reference or provided in this proxy statement and prospectus. We have authorized no one to provide you with different information. We are not making an offer of these securities in any state where the offer or sale is not permitted. You should not assume that the information in this proxy statement and prospectus is accurate as of any date other than the date on the front of this document. If any material change occurs during the period that this proxy statement and prospectus is required to be delivered, this proxy statement and prospectus will be supplemented or amended.

All information regarding First Merchants in this proxy statement and prospectus has been provided by First Merchants, and all information in this proxy statement and prospectus regarding IALB has been provided by IALB.

ANNEX A

AGREEMENT AND PLAN OF REORGANIZATION AND MERGER

AGREEMENT AND PLAN OF REORGANIZATION AND MERGER

BETWEEN

FIRST MERCHANTS CORPORATION

AND

INDEPENDENT ALLIANCE BANKS, INC.

THIS AGREEMENT AND PLAN OF REORGANIZATION AND MERGER (the “Agreement”), is entered as of the 17th day of February, 2017, by and between FIRST MERCHANTS CORPORATION, an Indiana corporation (“First Merchants”) and INDEPENDENT ALLIANCE BANKS, INC., an Indiana corporation (“IALB”).

W I T N E S S E T H:

WHEREAS, First Merchants is a registered bank holding company under the Bank Holding Company Act of 1956, as amended, with its principal place of business in Muncie, Delaware County, Indiana, with First Merchants Bank, an Indiana commercial bank (“FMB”) as its wholly-owned subsidiary;

WHEREAS, IALB is a registered bank holding company under the Bank Holding Company Act of 1956, as amended, with its principal place of business in Fort Wayne, Allen County, Indiana, with IAB FINANCIAL BANK, an Indiana commercial bank (the “Bank”) as its wholly-owned subsidiary;

WHEREAS, IAB RISK MANAGEMENT, INC. a Nevada corporation (“Risk Management”) is wholly-owned by IALB;

WHEREAS, IAB INVESTMENTS INC., a Nevada corporation (“Investments”) and Grabill Bank Insurance Services, LLC, an Indiana limited liability company (“Insurance”) are wholly-owned by the Bank;

WHEREAS, IAB REIT, INC., a Maryland corporation (“REIT”) is wholly-owned by Investments (the Bank, Risk Management, Investments, Insurance and REIT are sometimes collectively referred to herein as the “Subsidiaries” or individually as a “Subsidiary”);

WHEREAS, all of the common securities of Grabill Capital Trust I, a Delaware statutory business trust (the “Trust”) are held by IALB;

WHEREAS, it is the desire of First Merchants and IALB to effect a series of transactions whereby (i) IALB will merge with and into First Merchants (the “Merger”), and (ii) the Bank will merge with and into FMB;

WHEREAS, the Boards of Directors of First Merchants, FMB, IALB and the Bank have approved this Agreement and authorized its execution; and

WHEREAS, for federal income tax purposes, it is intended that the Merger shall qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and First Merchants and IALB desire to and hereby adopt this Agreement as a plan of reorganization for purposes of Sections 354 and 361 of the Code;

NOW, THEREFORE, in consideration of the mutual promises, covenants, and agreements herein contained and other good and valuable consideration, the receipt of which is hereby acknowledged, First Merchants and IALB hereby make this Agreement and prescribe the terms and conditions of the merger of IALB with and into First Merchants and the Bank with and into FMB and the mode of carrying the transactions into effect as follows:

SECTION 1

THE MERGERS

1.1 IALB Merger. Subject to the terms and conditions of this Agreement, on the Effective Date (as defined in Section 11 hereof), IALB shall be merged with and into First Merchants, which shall be the “Continuing Company” and shall continue its corporate existence under the laws of the State of Indiana, pursuant to the provisions of and with the effect provided in the Indiana Business Corporation Law and particularly Indiana Code § 23-1-40.

1.2 The Bank Merger. Subject to the terms and conditions of this Agreement, on the Effective Date and immediately after the Merger, the Bank shall be merged with and into FMB pursuant to the terms and conditions of the Agreement and Plan of Merger attached hereto as Exhibit A (the “Bank Merger Agreement”) and otherwise in accordance with 12 U.S.C. §1828(c) and The Indiana Financial Institutions Act, as amended, together with any regulations promulgated thereunder (the “Bank Merger”).

1.3 Right to Revise Mergers. The parties may, at any time, change the method of effecting the Merger or the Bank Merger if and to the extent the parties deem such change to be desirable, including, without limitation, to provide for the merger of IALB into a wholly-owned subsidiary of First Merchants and/or the merger of the Bank or either of them into FMB or wholly-owned subsidiaries of First Merchants or FMB; provided, however, that no such change, modification or amendment shall (a) alter or change the amount or kind of consideration to be received by the shareholders of IALB specified in Section 3 hereof as a result of the Merger, except in accordance with the terms of Section 3 hereof; (b) adversely affect the tax treatment to the shareholders of IALB; or (c) materially impede or delay receipt of any approvals referred to in this Agreement or the consummation of the transactions contemplated by this Agreement.

SECTION 2

EFFECT OF THE MERGER

Upon the Merger becoming effective:

2.1 General Description. The separate existence of IALB shall cease and the Continuing Company shall possess all of the assets of IALB and all of its rights, privileges, immunities, powers, and franchises and shall be subject to and assume all of the duties, obligations and liabilities of IALB.

2.2 Name, Offices, and Management. The name of the Continuing Company shall continue to be “First Merchants Corporation.” Its principal office shall be located at 200 E. Jackson Street, Muncie, Indiana. The Board of Directors of the Continuing Company, until such time as their successors have been elected and qualified, shall consist of the current Board of Directors of First Merchants. The officers of First Merchants immediately prior to the Effective Date shall continue as the officers of the Continuing Company.

2.3 Capital Structure. The amount of capital stock of the Continuing Company shall not be less than the capital stock of First Merchants immediately prior to the Effective Date increased by the amount of capital stock issued in accordance with Section 3 hereof.

2.4 Articles of Incorporation and Bylaws. The Articles of Incorporation and the Bylaws of the Continuing Company shall be those of First Merchants immediately prior to the Effective Date until the same shall be further amended as provided therein or by law.

2.5 Assets and Liabilities. The title to all assets, real estate and other property owned by First Merchants and IALB shall vest in the Continuing Company without reversion or impairment. All liabilities of IALB shall be assumed by the Continuing Company.

2.6 Additional Actions. If, at any time after the Effective Date, the Continuing Company shall consider or be advised that any further deeds, assignments or assurances in law or any other acts are necessary or desirable (a) to vest, perfect or confirm, of record or otherwise, in the Continuing Company its right, title or interest in, to or under any of the rights, properties or assets of IALB or the Subsidiaries, or (b) otherwise carry out the purposes of this Agreement, IALB and the Subsidiaries and their respective officers and directors shall be deemed to have granted to the Continuing Company an irrevocable power of attorney to execute and deliver all such deeds, assignments or assurances in law and to do all acts necessary or proper to vest, perfect or confirm title to and possession of such rights, properties or assets in the Continuing Company and otherwise to carry out the purposes of this Agreement, and the officers and directors of the Continuing Company are authorized in the name of IALB or the Subsidiaries or otherwise to take any and all such action.

SECTION 3

CONSIDERATION TO BE DISTRIBUTED

3.1 Consideration. Upon and by reason of the Merger becoming effective, the shareholders of IALB of record on the Effective Date shall be entitled to receive in exchange for the IALB common shares, without par value, (“IALB Common Stock”) held, 1.6530 (the “Exchange Ratio”) shares of First Merchants’ common stock (“First Merchants Common Stock”). The Exchange Ratio shall be subject to adjustment as set forth in Section 3.3.

3.2 Fractional First Merchants Common Shares. Certificates for fractional shares of First Merchants Common Stock shall not be issued in respect of fractional interests arising from the Exchange Ratio. Each holder of IALB Common Stock who would have otherwise been entitled to a fraction of a share of First Merchants Common Stock, upon surrender of all such shareholder’s certificates representing IALB Common Stock, shall be paid in cash (without interest), an amount rounded to the nearest whole cent, determined by multiplying the First Merchants Average Price (as defined below) by the fractional share of First Merchants Common Stock to which such holder of IALB Common Stock would otherwise be entitled. No such holder of IALB Common Stock shall be entitled to dividends, voting rights, or any other rights in respect of any fractional share. The term “First Merchants Average Price” shall mean the average closing price of a share of First Merchants Common Stock as reported by Bloomberg, L.P. for the ten (10) days that First Merchants Common Stock trades on the NASDAQ Global Select Market preceding the fourth (4th) calendar day prior to the Effective Date. The First Merchants Average Price shall be appropriately and proportionately adjusted to reflect any share adjustment as contemplated by Section 3.3 hereof.

3.3 Recapitalization. If, between the date of this Agreement and the Effective Date, First Merchants issues a stock dividend with respect to its shares of common stock, combines, subdivides, or splits up its outstanding shares or takes any similar recapitalization action, then the Exchange Ratio shall be adjusted so that each holder of IALB Common Stock shall receive such number of shares of First Merchants Common Stock as represents the same percentage of outstanding shares of First Merchants Common Stock at the Effective Date as would have been represented by the number of shares of First Merchants Common Stock such shareholder would have received if the recapitalization had not occurred.

3.4 Distribution of First Merchants’ Common Stock.

(a) Each share of common stock of First Merchants outstanding immediately prior to the Effective Date shall remain outstanding unaffected by the Merger. Any shares of IALB Common Stock held by First Merchants shall be cancelled by virtue of the Merger and not be exchanged for shares of First Merchants Common Stock.

(b) On or prior to the Effective Date, First Merchants shall (i) authorize the issuance of and shall make available to American Stock Transfer & Trust Company, LLC or such other exchange agent selected by

First Merchants (the “Exchange Agent”), for the benefit of the registered shareholders of IALB Common Stock for exchange in accordance with this Section 3, certificates for shares (or book entry of shares) of First Merchants Common Stock (the “First Merchants Stock Certificates”) to be issued pursuant to Section 3.1, and (ii) shall deposit with the Exchange Agent sufficient cash for payment of cash in lieu of any fractional shares of First Merchants Common Stock in accordance with Section 3.2. Such First Merchants Stock Certificates and cash are referred to in this Section 3 as the “Exchange Fund.” First Merchants shall be solely responsible for the payment of any fees and expenses of the Exchange Agent.

(c) Within three (3) business days following the Effective Date, the Exchange Agent shall mail to each holder of IALB Common Stock a letter of transmittal (the “Letter of Transmittal”) providing (i) that delivery shall be effected and risk of loss of title to the certificates representing IALB Common Stock shall pass only upon delivery of the certificates to the Exchange Agent and (ii) instructions as to the transmittal to the Exchange Agent of certificates representing shares of IALB Common Stock and the issuance of shares of First Merchants Common Stock in exchange therefor pursuant to the terms of this Agreement. Distribution of shares of First Merchants Common Stock Certificates and cash payments in lieu of fractional shares shall be made by the Exchange Agent to each former holder of IALB Common Stock within five (5) business days following the later of the Effective Date or the date of such shareholder’s delivery to the Exchange Agent of such shareholder’s certificates representing IALB Common Stock, accompanied by a properly completed and executed Letter of Transmittal. Interest shall not accrue or be payable with respect to any cash payments.

(d) Following the Effective Date, stock certificates representing IALB Common Stock shall be converted to, and deemed to evidence only the right to receive such number of shares of First Merchants Common Stock as determined in accordance with Sections 3.1 and 3.2 above (for all corporate purposes other than the payment of dividends) and cash for fractional shares, as applicable. No dividends or other distributions otherwise payable subsequent to the Effective Date on shares of First Merchants Common Stock shall be paid to any shareholder entitled to receive the same until such shareholder has surrendered such shareholder’s certificates for IALB Common Stock to the Exchange Agent in exchange for First Merchants Common Stock. Upon surrender or compliance with the provisions of Section 3.4(c), there shall be paid to the record holder of First Merchants Common Stock the amount of all dividends and other distributions, without interest thereon, withheld with respect to such common stock.

(e) From and after the Effective Date, there shall be no transfers on the stock transfer books of IALB of any shares of IALB Common Stock.

(f) Any portion of the Exchange Fund that remains unclaimed by the holders of IALB Common Stock for twelve (12) months after the Effective Date shall be paid, distributed, or otherwise released to First Merchants, or its successors in interest. Any shareholders of IALB who have not theretofore complied with this Section 3 shall thereafter look only to First Merchants, or its successors in interest, for the issuance of shares of First Merchants Common Stock and any unpaid dividends and distributions on First Merchants Common Stock deliverable in respect of each share of IALB Common Stock such shareholder holds as determined pursuant to this Agreement. Notwithstanding the foregoing, none of First Merchants, the Exchange Agent or any other person shall be liable to any former holder of shares of IALB Common Stock for any amount delivered in good faith to a public official pursuant to applicable abandoned property, escheat or similar laws.

(g) First Merchants shall be entitled to rely upon the stock transfer books of IALB to establish the persons entitled to receive shares of First Merchants Common Stock, which books, in the absence of actual knowledge by First Merchants of any adverse claim thereto, shall be conclusive with respect to the ownership of such stock.

(h) With respect to any certificate for IALB Common Stock which has been lost, stolen, or destroyed, First Merchants shall be authorized to issue First Merchants Common Stock to the registered owner of such certificate upon receipt of an affidavit of lost stock certificate, in form and substance reasonably satisfactory to First Merchants, and upon compliance by such registered owner with all procedures historically required by IALB in connection with lost, stolen, or destroyed certificates, with any costs incurred at the shareholder’s expense.

SECTION 4

DISSENTING SHAREHOLDERS

Notwithstanding anything in this Agreement to the contrary, any issued and outstanding shares of IALB Common Stock held by a person (a “Dissenting Shareholder”) who has not voted in favor of, or consented to, the adoption of this Agreement and has complied with all the provisions of the Indiana Business Corporation Law concerning the rights of holders of shares of IALB Common Stock to require payment of fair cash value of such IALB Common Stock (the “Dissenting Shares”), in accordance with Indiana Code § 23-1-44, as amended, shall not be converted into the right to receive such number of shares of First Merchants Common Stock and cash for fractional shares as determined in accordance with Sections 3.1 and 3.2 above (the “Merger Consideration”), but shall become the right to receive such consideration as may be determined to be due to such Dissenting Shareholder pursuant to the procedures set forth in Indiana Code § 23-1-44, as amended. If such Dissenting Shareholder withdraws its demand for fair cash value or fails to perfect or otherwise loses its rights as a dissenting shareholder, in any case under the Indiana Business Corporation Law, each of such Dissenting Shareholder’s shares of IALB Common Stock shall thereupon be treated as though such shares of IALB Common Stock had been converted into the right to receive the Merger Consideration pursuant to Sections 3.1 and 3.2. IALB shall notify First Merchants of each shareholder who asserts rights as a Dissenting Shareholder following receipt of such Shareholder’s written demand delivered as provided in Indiana Code § 23-1-44, as amended. Prior to the Effective Date, IALB shall not, except with the prior written consent of First Merchants, voluntarily make any payment, or settle or commit to settle or offer to settle any rights of a Dissenting Shareholder asserted under Indiana Code § 23-1-44, as amended.

SECTION 5

REPRESENTATIONS AND

WARRANTIES OF IALB

IALB hereby makes the representations and warranties set forth below to First Merchants with respect to itself and the Subsidiaries. For the purposes of this Section 5, “IALB Disclosure Letter” is defined as the letter referencing Section 5 of this Agreement which shall be prepared by IALB and delivered to First Merchants contemporaneously with the execution of this Agreement.

5.1 Organization and Authority. IALB and the Bank are each a corporation duly organized and validly existing under the laws of the State of Indiana. Insurance is a limited liability company duly organized and validly existing under the laws of the State of Indiana. Risk Management and Investments are each a corporation duly organized and validly existing under the laws of the State of Nevada. REIT is a corporation duly organized and validly existing under the laws of the State of Maryland. The Trust is a statutory trust duly organized and validly existing under the laws of the State of Delaware. IALB, the Subsidiaries, and the Trust have the power and authority (corporate and otherwise) to conduct their respective businesses in the manner and by the means utilized as of the date hereof. IALB’s only subsidiaries are the Bank, Risk Management, and the Trust. The Bank’s only subsidiaries are Investments and Insurance. The REIT is the only subsidiary of Investments. The Bank is subject to primary federal regulatory supervision and regulation by the Federal Deposit Insurance Corporation (“FDIC”).

5.2 Authorization.

(a) IALB has the corporate power and authority to enter into this Agreement and to carry out its obligations hereunder, subject to satisfaction of the conditions precedent in Section 9. This Agreement, when executed and delivered by all parties, will have been duly authorized and will constitute a valid and binding obligation of IALB, subject to the conditions precedent set forth in Section 9 hereof, enforceable in accordance with its terms except to the extent limited by insolvency, reorganization, liquidation, readjustment of debt or other laws of general application relating to or affecting the enforcement of creditors’ rights. The respective Boards of Directors of IALB and the Bank, and IALB as the sole shareholder of the Bank, have approved the Merger and the Bank Merger pursuant to the terms and conditions of this Agreement and the Bank Merger Agreement. The Board of Directors of IALB has agreed to recommend to IALB’s shareholders that they adopt this Agreement and approve the transactions described herein subject to Section 7.5 hereof.

(b) Except as set forth in the IALB Disclosure Letter, neither the execution of this Agreement, nor the consummation of the transactions contemplated hereby, subject to the conditions precedent set forth in Section 9 hereof, does or will (i) conflict with, result in a breach of, or constitute a default under IALB’s or any Subsidiary’s organizational documents; (ii) conflict with, result in a breach of, or constitute a default under any federal, foreign, state or local law, statute, ordinance, rule, regulation or court or administrative order or decree, or any note, bond, indenture, loan, mortgage, security agreement, contract, arrangement or commitment, to which IALB or any Subsidiary is subject or bound, the result of which would have a Material Adverse Effect; (iii) result in the creation of, or give any person, corporation or entity the right to create, any lien, charge, encumbrance, security interest, or any other rights of others or other adverse interest upon any right, property or asset of IALB or any Subsidiary; (iv) terminate, or give any person, corporation or entity the right to terminate, amend, abandon, or refuse to perform, any note, bond, indenture, loan, mortgage, security agreement, contract, arrangement or commitment to which IALB or any Subsidiary, or the Trust is subject or bound, the result of which would have a Material Adverse Effect; or (v) accelerate or modify, or give any party thereto the right to accelerate or modify, the time within which, or the terms according to which, IALB, any Subsidiary or the Trust is to perform any duties or obligations or receive any rights or benefits under any note, bond, indenture, loan, mortgage, security agreement, contract, arrangement or commitment.

For the purpose of this Agreement, a “Material Adverse Effect” means any effect, circumstance, occurrence or change that (i) is material and adverse to the financial position, results of operations or business of IALB and the Subsidiaries taken as a whole, or First Merchants and FMB taken as a whole, as applicable or (ii) would materially impair the ability of IALB or First Merchants, as applicable, to perform its obligations under this Agreement; provided, however, that a Material Adverse Effect shall not be deemed to include the impact of (a) changes in banking and similar laws of general applicability to banks or their holding companies or interpretations thereof by courts or governmental authorities, (b) changes in generally accepted accounting principles (“GAAP”) or regulatory accounting requirements applicable to banks or their holding companies generally, (c) any modifications or changes to valuation policies and practices in connection with the Merger or restructuring charges taken in connection with the Merger, in each case in accordance with GAAP, (d) effects of any action taken with the prior written consent of the other party hereto, (e) changes in the general level of interest rates (including the impact on the securities portfolios of IALB and the Bank, or First Merchants and FMB, as applicable) or conditions or circumstances relating to or that affect either the United States economy, financial or securities markets or the banking industry, generally, (f) changes resulting from expenses (such as legal, accounting and investment bankers’ fees) incurred in connection with this Agreement or the transactions contemplated herein, including without limitation payment of any amounts due to, or the provision of any benefits to, any officers or employees under agreements, plans or other arrangements in existence on the date of or contemplated by this Agreement and disclosed to First Merchants, (g) the impact of the announcement of this Agreement and the transactions contemplated hereby, and compliance with this Agreement on the business, financial condition or results of operations of IALB and the Subsidiaries, or First Merchants and FMB, as applicable and (h) the occurrence of any military or terrorist attack within the United States or any of its possessions or offices; provided that in no event shall a change in the trading price of the First Merchants Common Stock, by itself, be considered to constitute a Material Adverse Effect on First Merchants (it being understood that the foregoing proviso shall not prevent or otherwise affect a determination that any effect underlying such decline has resulted in a Material Adverse Effect).

(c) Other than the filing of Articles of Merger with the Indiana Secretary of State for the Merger and the Bank Merger and in connection or in compliance with the banking regulatory approvals contemplated by Section 9.4 and federal and state securities laws and the rules and regulations promulgated thereunder, no notice to, filing with, authorization of, exemption by, or consent or approval of, any public body or authority is necessary for the consummation by IALB of the transactions contemplated by this Agreement.

(d) Other than those filings, authorizations, consents and approvals referenced in Section 5.2(c) above and except as set forth in the IALB Disclosure Letter, no notice to, filing with, authorization of, exemption by, or consent or approval of, any third party is necessary for the consummation by IALB or the Bank of the transactions contemplated by this Agreement, except for such authorizations, exemptions, consents or approvals, the failure of which to obtain, would not be reasonably likely to result in a Material Adverse Effect.

5.3 Capitalization.

(a) As of the date of this Agreement, IALB has 10,000,000 shares of IALB Common Stock authorized, 4,082,479 shares of which are issued and outstanding. Such issued and outstanding shares of IALB Common Stock have been duly and validly authorized by all necessary corporate action of IALB, are validly issued, fully paid and nonassessable and have not been issued in violation of any preemptive rights of any shareholders. IALB has no capital stock authorized, issued or outstanding other than as described in this Section 5.3(a) and, except as set forth in the IALB Disclosure Letter, IALB has no intention or obligation to authorize or issue additional shares of its capital stock.

(b) As of the date of this Agreement, the Bank has 9,000 shares of common stock, $100 par value, authorized and outstanding, all of which are held beneficially and of record by IALB. Such issued and outstanding shares of Bank common stock have been duly and validly authorized by all necessary corporate action of the Bank, are validly issued, fully paid and nonassessable, and have not been issued in violation of any preemptive rights of any Bank shareholder. All of the issued and outstanding shares of Bank common stock are owned by IALB free and clear of all liens, pledges, charges, claims, encumbrances, restrictions, security interests, options and preemptive rights and of all other rights of any other person, corporation or entity with respect thereto. The Bank has no capital stock authorized, issued or outstanding other than as described in this Section 5.3(b) and has no intention or obligation to authorize or issue any other shares of capital stock.

(c) As of the date of this Agreement, Risk Management has 2,500 shares of authorized common stock, with a par value of $1.00 per share, all of which are outstanding and held beneficially and of record by IALB. Such issued and outstanding shares of Risk Management common stock have been duly and validly authorized by all necessary corporate action of the Risk Management, are validly issued, fully paid and nonassessable, and have not been issued in violation of any preemptive rights of any Risk Management shareholder. All of the issued and outstanding shares of Risk Management common stock are owned by IALB free and clear of all liens, pledges, charges, claims, encumbrances, restrictions, security interests, options and preemptive rights and of all other rights of any other person, corporation or entity with respect thereto. Risk Management has no capital stock authorized, issued or outstanding other than as described in this Section 5.3(c) and has no intention or obligation to authorize or issue any other shares of capital stock.

(d) As of the date of this Agreement, all of the membership interests of Insurance are held beneficially and of record by the Bank. Such membership interests of Insurance have been duly and validly authorized by all necessary limited liability company action of the Insurance and have not been issued in violation of the operating agreement of Insurance. All of the membership interests of Insurance are owned by the Bank free and clear of all liens, pledges, charges, claims, encumbrances, restrictions, security interests, options and preemptive rights and of all other rights of any other person, corporation or entity with respect thereto. Insurance has no membership interests outstanding other than as described in this Section 5.3(d) and has no intention or obligation to authorize or issue any other membership interests or other equity interests.

(e) As of the date of this Agreement, Investments has 1,000 shares of common stock, $1.00 par value per share, authorized and outstanding, all of which are held beneficially and of record by the Bank. Such issued and outstanding shares of Investments common stock have been duly and validly authorized by all necessary corporate action of Investments, are validly issued, fully paid and nonassessable, and have not been issued in violation of any preemptive rights of any Investments shareholder. All of the issued and outstanding shares of Investments common stock are owned by the Bank free and clear of all liens, pledges, charges, claims, encumbrances, restrictions, security interests, options and preemptive rights and of all other rights of any other person, corporation or entity with respect thereto. Investments has no capital stock authorized, issued or outstanding other than as described in this Section 5.3(e) and has no intention or obligation to authorize or issue any other shares of capital stock.

(f) As of the date of this Agreement, REIT has 1,000,000 shares of authorized common stock with a par value of $0.01 per share, of which 100,000 shares are issued and outstanding, and all of which are held beneficially and of record by Investments. Such issued and outstanding shares of REIT common stock have been duly and validly authorized by all necessary corporate action of REIT, are validly issued, fully paid and nonassessable, and have not been issued in violation of any preemptive rights of any REIT shareholder. All of the issued and outstanding shares of REIT common stock are owned by Investments free and clear of all liens, pledges, charges, claims, encumbrances, restrictions, security interests, options and preemptive rights and of all other rights of any other person, corporation or entity with respect thereto. As of the date of the Agreement REIT has 100,000,000 shares of authorized preferred stock of which 725 shares have been designated by the Company as 12.5% Series A Redeemable Cumulative Preferred Stock with a par value of $1,000 per share and are issued and outstanding and of which 600 such shares are held beneficially and of record by Investments. REIT has no capital stock authorized, issued or outstanding other than as described in this Section 5.3(e) and has no intention or obligation to authorize or issue any other shares of capital stock.

(g) As of the date of this Agreement, Trust has 310 shares of common securities authorized and outstanding, $1,000 per share liquidation value, and 10,000 shares of preferred securities authorized and outstanding, $1,000 per share liquidation value. All of the common securities of Trust are held beneficially and of record by IALB. Such issued and outstanding Trust common securities have been duly and validly authorized by all necessary trust action of the Trust, are validly issued, fully paid and nonassessable, and have not been issued in violation of any preemptive rights of any Trust securityholder. All of the issued and outstanding common securities of the Trust are owned by IALB free and clear of all liens, pledges, charges, claims, encumbrances, restrictions, security interests, options and preemptive rights and of all other rights of any other person, corporation or entity with respect thereto. The Trust has no capital stock authorized, issued or outstanding other than as described in this Section 5.3(g) and has no intention or obligation to authorize or issue any other shares of capital stock.

(h) Except as set forth on the IALB Disclosure Letter there are no options, commitments, calls, agreements, understandings, arrangements or subscription rights regarding the issuance, purchase or acquisition of capital stock, or any securities convertible into or representing the right to purchase or otherwise receive the capital stock, equity interests, or any debt securities, of IALB or any Subsidiary by which IALB or any Subsidiary is or may become bound. Neither IALB nor any Subsidiary has any outstanding contractual or other obligation to repurchase, redeem or otherwise acquire any of its respective outstanding shares of capital stock or equity interests, as applicable.

(i) Except as set forth in the IALB Disclosure Letter, to the knowledge of IALB’s Management (as defined below), no person or entity beneficially owns five percent (5%) or more of IALB’s outstanding common shares.

5.4 Organizational Documents. The respective Articles of Incorporation and By-Laws (or equivalent organizational documents) of IALB and the Subsidiaries have been delivered to First Merchants and represent true, accurate and complete copies of such corporate (or organizational) documents of IALB and the Subsidiaries in effect as of the date of this Agreement. The organizational documents of the Trust have been provided to First Merchants and represent true, accurate and complete copies of such organizational documents of the Trust in effect as of the date of this Agreement.

5.5 Compliance with Law. To the Knowledge of IALB’s Management (as defined below) Neither IALB nor any Subsidiary has engaged in any activity nor taken or omitted to take any action which has resulted or could reasonably be expected to result, in the violation of any local, state, federal or foreign law, statute, rule, regulation or ordinance or of any order, injunction, judgment or decree of any court or government agency or body, the violation of which could reasonably be expected to have a Material Adverse Effect on IALB. IALB and each Subsidiary possess all licenses, franchises, permits and other authorizations necessary for the continued conduct of their respective businesses without material interference or interruption, except where the failure to possess such licenses or other authorizations would not be reasonably expected to have a Material Adverse Effect on IALB, and such licenses, franchises, permits and authorizations shall be transferred to First Merchants on the Effective Date without any material restrictions or limitations thereon or the need to obtain any consents of third parties, except as otherwise set forth in the IALB Disclosure Letter. Neither IALB nor any Subsidiary is subject to any agreement, commitment or understanding with, or order and directive of, any regulatory agency or government authority with respect to the business or operations of IALB or any Subsidiary. The Bank has not received any notice of enforcement actions since January 1, 2013 from any regulatory agency or government authority relating to its compliance with the Bank Secrecy Act, the Truth-in-Lending Act, the Community Reinvestment Act, the Gramm-Leach-Bliley Act of 1999, the USA Patriot Act, the International Money Laundering Abatement and Financial Anti-Terrorism Act of 2001, the Sarbanes-Oxley Act of 2002, the Dodd-Frank Wall Street Reform and Consumer Protection Act or any laws with respect to the protection of the environment or the rules and regulations promulgated thereunder. IALB has not received any notice of enforcement actions since January 1, 2014, from any regulatory agency or government authority relating to its compliance with any securities laws applicable to IALB. The Bank received a rating of “satisfactory” or better in its most recent examination or interim review with respect to the Community Reinvestment Act.

5.6 Accuracy of Statements. No information which has been or shall be supplied by IALB with respect to its businesses, operations and financial condition for inclusion in the proxy statement, registration statement, and regulatory applications relating to the Merger or the Bank Merger contains or shall contain (in the case of information relating to the proxy statement at the time it is mailed and for the regulatory applications and registration statement, and each amendment or supplement thereto, if any, at the time it becomes effective) any untrue statement of a material fact or omits or shall omit to state a material fact necessary to make the statements contained therein not misleading.

5.7 Litigation and Pending Proceedings. Except as set forth in the IALB Disclosure Letter, there are no claims of any kind, nor any action, suits, proceedings, arbitrations or investigations pending or, to the knowledge of IALB’s Management, threatened in any court or before any government agency or body, arbitration panel or otherwise (nor does IALB’s Management have any knowledge of a basis for any claim, action, suit, proceeding, arbitration or investigation) which could reasonably be expected to have a Material Adverse Effect. To the knowledge of IALB’s Management, there are no uncured violations, criticisms or exceptions, or violations with respect to which refunds or restitutions may be required, cited in any report, correspondence or other communication to IALB or any Subsidiary as a result of an examination by any regulatory agency or body which could reasonably be expected to have a Material Adverse Effect.

5.8 Financial Statements.

(a) IALB’s consolidated audited balance sheets as of the end of the two (2) fiscal years ended December 31, 2015 and 2014, the unaudited consolidated balance sheet for the twelve months ended

December 31, 2016 and the related consolidated statements of income, shareholders’ equity and cash flows for the years or period then ended (hereinafter collectively referred to as the “Financial Information”) present fairly the consolidated financial condition or position of IALB as of the respective dates thereof and the consolidated results of operations of IALB for the respective periods covered thereby and have been prepared in conformity with GAAP applied on a consistent basis.

(b) All loans reflected in the Financial Information and which have been made, extended or acquired since December 31, 2016 (i) have been made for good, valuable and adequate consideration in the ordinary course of business; (ii) constitute the legal, valid and binding obligation of the obligor and any guarantor named therein; (iii) are evidenced by notes, instruments or other evidences of indebtedness which are true, genuine and what they purport to be; and (iv) to the extent that the Bank has a security interest in collateral or a mortgage securing such loans, are secured by perfected security interests or mortgages naming the Bank as the secured party or mortgagee, except for such unperfected security interests or mortgages naming the Bank as secured party or mortgagee which, on an individual loan basis, would not materially adversely affect the value of any such loan and the recovery of payment on any such loan if the Bank is not able to enforce any such security interest or mortgage.

5.9 Absence of Certain Changes. Except for events and conditions relating to the business and interest rate environment in general, the accrual or payment of Merger-related expenses, or as set forth in the IALB Disclosure Letter, since December 31, 2016, no events have occurred which could reasonably be expected to have a Material Adverse Effect. Except as set forth in the IALB Disclosure Letter, between the period from December 31, 2016 to the date of this Agreement, IALB and each Subsidiary have carried on their respective businesses in the ordinary and usual course consistent with their past practices (excluding the incurrence of fees and expenses of professional advisors related to this Agreement and the transactions contemplated hereby) and there has not been any declaration, setting aside or payment of any dividend or other distribution (whether in cash, stock or property) with respect to IALB’s Common Stock (other than normal quarterly cash dividends) or any split, combination or reclassification of any stock of IALB or any Subsidiary or, with the exception of the issuance of shares in connection with the exercise of stock options or the vesting of any performance stock units, any issuance or the authorization of any issuance of any securities in respect of, or in lieu of, or in substitution for IALB’s or any Subsidiary’s common shares or equity interests, as applicable.

5.10 Absence of Undisclosed Liabilities. Except as set forth in the IALB Disclosure Letter, neither IALB nor the Bank has any liabilities, whether accrued, absolute, contingent, or otherwise, existing or arising out of any transaction or state of facts existing on or prior to the date hereof, except (a) as and to the extent disclosed, reflected or reserved against in the Financial Information, (b) any agreement, contract, obligation, commitment, arrangement, liability, lease or license which individually is less than Two Hundred Fifty Thousand and 00/100 Dollars ($250,000.00) per year and which may be terminated within one year from the date of this Agreement, (c) liabilities incurred since December 31, 2016 in the ordinary course of business consistent with past practice that either alone or when considered with all similar liabilities, have not had or would not reasonably be expected have a Material Adverse Effect on IALB, (d) liabilities incurred for reasonable legal, accounting, financial advising fees and out-of-pocket expenses or fees in connection with the transactions contemplated by this Agreement, and (e) unfunded loan commitments made in the ordinary course of the Bank’s business consistent with past practices.

5.11 Title to Assets.

(a) IALB and each Subsidiary have good and marketable title in fee simple absolute to all personal property reflected in the December 31, 2016 Financial Information, good and marketable title to all other properties and assets which IALB or any Subsidiary purports to own, good and marketable title to or right to use by terms of any lease or contract all other property used in IALB’s or any Subsidiary’s business, and good and marketable title to all property and assets acquired since December 31, 2016, free and clear of all mortgages, liens, pledges, restrictions, security interests, charges, claims or encumbrances of any nature, except such minor imperfections of title, if any, as do not materially detract from the value of or interfere with the use of the property and which would not have a Material Adverse Effect.

(b) The operation by IALB or any Subsidiary of such properties and assets is in material compliance with all applicable laws, ordinances, rules and regulations of any governmental authority or third party having jurisdiction over such use except for such noncompliance that would not have a Material Adverse Effect.

5.12 Loans and Investments.

(a) Except as set forth in the IALB Disclosure Letter, there is no loan of the Bank in excess of Two Hundred Fifty Thousand and 00/100 Dollars ($250,000.00) that, as of December 31, 2016, that (i) has been classified by IALB, applying applicable regulatory examination standards, as “Other Loans Specially Mentioned,” “Substandard,” “Doubtful” or “Loss;” (ii) has been identified by accountants or auditors (internal or external) as having a significant risk of uncollectibility, or (iii) has been identified by IALB Management to be ninety (90) days or more past due with respect to principal or interest or has placed on nonaccrual status.

(b) The reserves for loan and lease losses and the carrying value for other real estate owned which are shown on each of the balance sheets contained in the Financial Information were adequate in the judgment of IALB’s Management and consistent with applicable bank regulatory standards and under GAAP to provide for losses, net of recoveries relating to loans and leases previously charged off, on loans and leases outstanding and other real estate owned (including accrued interest receivable) as of the applicable date of such balance sheet.

(c) Except as set forth in the IALB Disclosure Letter, none of the investments reflected in the Financial Information and none of the investments made by IALB or any Subsidiary since December 31, 2016 is subject to any restrictions, whether contractual or statutory, which materially impairs the ability of IALB or any Subsidiary to dispose freely of such investment at any time. Except as set forth in the IALB Disclosure Letter, IALB or any Subsidiary is not a party to any repurchase agreements with respect to securities.

5.13 Employee Benefit Plans.

(a) The IALB Disclosure Letter contains a list identifying each “employee benefit plan,” as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), which (i) is subject to any provision of ERISA, and (ii) is currently maintained, administered or contributed to by IALB, any Subsidiary or any other entity, trade or business that, together with IALB, would be treated as a single employer under the provisions of Sections 414(b), (c), (m) or (o) of the Code (“IALB ERISA Affiliate”), and covers any employee, director or former employee or director of IALB, any Subsidiary or any IALB ERISA Affiliate under which IALB or any IALB ERISA Affiliate has any liability. The IALB Disclosure Letter also contains a list of all “employee benefit plans” as defined under ERISA which have been terminated by IALB, any Subsidiary or any IALB ERISA Affiliate since January 1, 2010. Copies of such plans (and, if applicable, related trust agreements or insurance contracts) and all amendments thereto and written interpretations thereof have been furnished to First Merchants together with the three (3) most recent annual reports (Form 5500) prepared in connection with any such plan and the current summary plan descriptions (and any summary of material modifications thereto). Such plans are hereinafter referred to individually as an “Employee Plan” and collectively as the “Employee Plans.” The Employee Plans which individually or collectively would constitute an “employee pension benefit plan” as defined in Section 3(2)(A) of ERISA are identified as such in the list referred to above.

(b) The Employee Plans have been operated in material compliance with all applicable laws, regulations, rulings and other requirements, as well as pursuant to the terms of their governing documents (to the extent consistent with ERISA).

(c) To the knowledge of IALB’s Management, no “prohibited transaction,” as defined in Section 406 of ERISA or Section 4975 of the Code, for which no statutory or administrative exemption exists, and no

“reportable event,” as defined in Section 4043(c) of ERISA, for which a notice is required to be filed, has occurred with respect to any Employee Plan that could subject IALB to material taxes or penalties. Neither IALB, any Subsidiary nor any IALB ERISA Affiliate has any material liability to the Pension Benefit Guaranty Corporation (“PBGC”), to the Internal Revenue Service (“IRS”), to the Department of Labor (“DOL”), to the Employee Benefits Security Administration, with respect to any Employee Plan, except for routine premium payments to the PBGC.

(d) To the knowledge of IALB’s Management, no “fiduciary,” as defined in Section 3(21) of ERISA, of an Employee Plan has failed to comply with the requirements of Section 404 of ERISA in such a way as to cause material liability to IALB, any Subsidiary or any IALB ERISA Affiliate.

(e) Each of the Employee Plans which is intended to be qualified under Section 401(a) of the Code has been timely amended to comply in all material respects with the applicable requirements of the Code. Except as set forth in the IALB Disclosure Letter, IALB and/or any IALB ERISA Affiliate, as applicable, sought and received favorable determination letters from the IRS (or are otherwise relying on an opinion letter issued to a prototype plan sponsor) and has furnished to First Merchants copies of the most recent IRS determination letters with respect to any such Employee Plan that is intended to be qualified under Section 401(a) of the Code.

(f) Except as disclosed in the IALB Disclosure Letter, no Employee Plan has incurred an “accumulated funding deficiency,” as determined under Section 412 of the Code and Section 302 of ERISA. IALB has at all times met the minimum funding standard, and has made all contributions required, under Section 412 of the Code and Section 302 of ERISA. No facts or circumstances exist that may subject IALB, any Subsidiary, or any IALB ERISA Affiliate, to any liability under Sections 4062, 4063 or 4064 of ERISA. Neither IALB, any Subsidiary nor any IALB ERISA Affiliate ever has engaged in any transaction within the meaning of Section 4069 of ERISA. Except as disclosed in the IALB Disclosure Letter, there exist no facts or circumstances which could subject IALB, or any IALB ERISA Affiliate thereof, to withdrawal liability within the meaning of Section 4201 of ERISA or to contingent withdrawal liability under Section 4204 of ERISA. Neither IALB nor any IALB ERISA Affiliate ever has been a party to a transaction within the meaning of Section 4212(c) of ERISA.

(g) No Employee Plan subject to Title IV of ERISA has been terminated or incurred a partial termination (either voluntarily or involuntarily), in such a way as to cause material additional liability to IALB, any Subsidiary or any IALB ERISA Affiliate.

(h) No claims involving an Employee Plan (other than normal benefit claims) have been filed in a court of law or, to the knowledge of IALB’s Management, have been threatened to be filed in a court of law.

(i) Except as set forth in the IALB Disclosure Letter, there is no contract, agreement, plan or arrangement covering any employee, director or former employee or director of IALB or any Subsidiary that, individually or collectively, could give rise to the payment of any amount that would not be deductible by reason of Section 280G or Section 162(a)(1) of the Code.

(j) To the knowledge of IALB’s Management, no event has occurred that would cause the imposition of the tax described in Section 4980B of the Code on IALB. To the knowledge of IALB’s Management, IALB has materially complied with all requirements of Section 601 of ERISA, as applicable, with respect to any Employee Plan.

(k) The IALB Disclosure Letter contains a list of each employment, severance or other similar contract, arrangement or policy and each plan or arrangement (written or oral) providing for insurance coverage (including any self-insured arrangements), workers’ compensation, disability benefits, supplemental unemployment benefits, vacation benefits, retirement benefits or deferred compensation, profit sharing, bonuses, stock options, stock appreciation or other forms of incentive compensation or post-retirement insurance, compensation or benefits which (i) is not an Employee Plan, (ii) was entered into, maintained or contributed to, as the case may be, by IALB or any Subsidiary and (iii) covers any employee, director or former employee or director of IALB or any Subsidiary. Such contracts, plans and arrangements as are described above, copies or descriptions of all of which have been furnished previously to First Merchants, are hereinafter referred to collectively as the “Benefit Arrangements.” Each of the Benefit Arrangements has been maintained in compliance in all material respects with its terms and with the requirements prescribed by any and all statutes, orders, rules and regulations which are applicable to such Benefit Arrangements.

(l) Except as set forth in the IALB Disclosure Letter or as required by applicable law, neither IALB nor any IALB ERISA Affiliate has any present or future liability in respect of post-retirement health and medical benefits for former employees or directors of IALB, any Subsidiary or any IALB ERISA Affiliate.

(m) Except as set forth in the IALB Disclosure Letter, there has been no amendment to, written interpretation or announcement (whether or not written) by IALB, any Subsidiary or any IALB ERISA Affiliate relating to, or change in employee participation or coverage under, any Employee Plan or Benefit Arrangement administered by IALB or any IALB ERISA Affiliate which would increase materially the expense of maintaining such Employee Plans or Benefit Arrangements above the level of the expense incurred in respect thereof for the fiscal year ended December 31, 2015.

(n) Except as otherwise provided in the IALB Disclosure Letter, the transactions contemplated by the Agreement will not cause acceleration of vesting in, or payment of, any material benefits under any

Employee Plan or Benefit Arrangement and will not otherwise materially accelerate or increase any obligation under any Employee Plan or Benefit Arrangement.

(o) With respect to any nonqualified deferred compensation plan that is subject to Section 409A of the Code, such plan has been identified on the IALB Disclosure Letter and, except as otherwise set forth in the IALB Disclosure Letter, has been operated in accordance with, and is in documentary compliance with Section 409A of the Code and the guidance issued thereunder.

5.14 Obligations to Employees. Except as set forth in the IALB Disclosure Letter, all accrued obligations and liabilities of IALB and any Subsidiary, whether arising by operation of law, by contract or by past custom, for payments to trust or other funds, to any government agency or body or to any individual director, officer, employee or agent (or his heirs, legatees or legal representative) with respect to unemployment compensation or social security benefits and all pension, retirement, savings, stock purchase, stock bonus, stock ownership, stock option, stock appreciation rights or profit sharing plan, any employment, deferred compensation, consultant, bonus or collective bargaining agreement or group insurance contract or other incentive, welfare or employee benefit plan or agreement maintained by IALB or any Subsidiary for their current or former directors, officers, employees and agents have been and are being paid to the extent required by law or by the plan or contract, and adequate actuarial accruals and/or reserves for such payments have been and are being made by IALB or any Subsidiary in accordance with generally accepted accounting and actuarial principles, except where the failure to pay any such accrued obligations or liabilities or to maintain adequate accruals and/or reserves for payment thereof would not have a Material Adverse Effect. Except as set forth in the IALB Disclosure Letter, all obligations and liabilities of IALB and the Subsidiaries, whether arising by operation of law, by contract, or by past custom, for all forms of compensation which are or may be payable to their current or former directors, officers, employees or agents have been and are being paid, and adequate accruals and/or reserves for payment therefore have been and are being made in accordance with GAAP, except where the failure to pay any such obligations and liabilities or to maintain adequate accruals and/or reserves for payment thereof would not have a Material Adverse Effect. All accruals and reserves referred to in this Section 5.14 are correctly and accurately reflected and accounted for in the books, statements and records of IALB and the Subsidiaries, except where the failure to correctly and accurately reflect and account for such accruals and reserves would not have a Material Adverse Effect.

5.15 Taxes, Returns and Reports. Except as set forth in the IALB Disclosure Letter, IALB and the Subsidiaries have (a) duly filed all federal, state, local and foreign tax returns of every type and kind required to be filed by them as of the date hereof, and each return is true, complete and accurate in all material respects; (b) paid all material taxes, assessments and other governmental charges due and payable or claimed to be due and payable upon them or any of their income, properties or assets; and (c) not requested an extension of time for any such payments (which extension is still in force). Except for taxes not yet due and payable, the reserve for taxes on the Financial Information is adequate to cover all of IALB’s and the Subsidiaries’ tax liabilities (including, without limitation, income taxes and franchise fees) that may become payable in future years with respect to any transactions consummated prior to December 31, 2016. Neither IALB nor the Bank has or will have, any liability for taxes of any nature for or with respect to the operation of their business, including the assets of any Subsidiary, from December 31, 2016, up to and including the Effective Date, except to the extent reflected on their Financial Information or on financial statements of IALB or the Subsidiaries subsequent to such date and as set forth in the IALB Disclosure Letter. Neither IALB nor any Subsidiary has received written notice that it is currently under audit by any state or federal taxing authority. Except as set forth in the IALB Disclosure Letter, none of the federal, state, or local tax returns of IALB or any Subsidiary have been audited by any taxing authority during the past five (5) years.

5.16 Deposit Insurance. The deposits of the Bank are insured by the FDIC in accordance with the Federal Deposit Insurance Act, and the Bank has paid all premiums and assessments with respect to such deposit insurance.

5.17 Reports. Since January 1, 2014, IALB and the Bank have timely filed all reports, registrations and statements, together with any required amendments thereto, that IALB or any Subsidiary was required to file with (i) the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”), (ii) the Indiana Department of Financial Institutions, (iii) the FDIC, and (iv) any federal, state, municipal or local government, securities, banking, environmental, insurance and other governmental or regulatory authority, and the agencies and staffs thereof (collectively, the “Regulatory Authorities”), having jurisdiction over the affairs of IALB or the Bank except where such failure would not have a Material Adverse Effect. All such reports filed by IALB and any Subsidiary complied in all material respects with all applicable rules and regulations promulgated by the applicable Regulatory Authorities and were true, accurate and complete in all material respects and, to the extent required, were prepared in conformity with regulatory accounting principles applied on a consistent basis.

5.18 Absence of Defaults. Neither IALB nor any Subsidiary is in violation of its respective Articles of Incorporation or By-Laws (or other organizational documents, if applicable) or to the knowledge of IALB’s Management in default under any material agreement, commitment, arrangement, loan, lease, insurance policy or other instrument, whether entered into in the ordinary course of business or otherwise and whether written or oral, and there has not occurred any event known to IALB’s Management that, with the lapse of time or giving of notice or both, would constitute such a default, except for such violations or defaults which would not have a Material Adverse Effect.

5.19 Tax and Regulatory Matters. Neither IALB nor any Subsidiaries has taken or agreed to take any action or has any knowledge of any fact or circumstance that would (a) prevent the transactions contemplated hereby from qualifying as a reorganization within the meaning of Section 368 of the Code or (b) materially impede or delay receipt of any regulatory approval required for consummation of the transactions contemplated by this Agreement.

5.20 Real Property.

(a) A list of the locations of each parcel of real property owned by IALB or any Subsidiary (other than real property acquired in foreclosure or in lieu of foreclosure in the course of the collection of loans and being held by IALB or the Bank for disposition as required by law) is set forth in the IALB Disclosure Letter under the heading of “IALB Owned Real Property” (such real property being herein referred to as the “IALB Owned Real Property”). A list of the locations of each parcel of real property leased by IALB or any Subsidiary is also set forth in the IALB Disclosure Letter under the heading of “IALB Leased Real Property” (such real property being herein referred to as the “IALB Leased Real Property”). IALB shall update the IALB Disclosure Letter within ten (10) days after acquiring or leasing any real property after the date hereof. Collectively, the IALB Owned Real Property and the IALB Leased Real Property are herein referred to as the “IALB Real Property.”

(b) There is no pending action involving IALB or any Subsidiary as to the title of or the right to use any of the IALB Real Property.

(c) Other than the IALB Owned Real Property, neither IALB nor any Subsidiary has any interest in any other real property except interests as a mortgagee, and except for any real property acquired in foreclosure or in lieu of foreclosure and being held for disposition as required by law.

(d) None of the buildings, structures or other improvements located on the IALB Real Property encroaches upon or over any adjoining parcel of real estate or any easement or right-of-way or “setback” line and all such buildings, structures and improvements are located and constructed in conformity with all applicable zoning ordinances and building codes.

(e) None of the buildings, structures or improvements located on the IALB Real Property are the subject of any official complaint or notice by any governmental authority of violation of any applicable zoning ordinance or building code, and there is no zoning ordinance, building code, use or occupancy restriction or condemnation action or proceeding pending, or, to the best knowledge of IALB’s Management, threatened, with respect to any such building, structure or improvement. The IALB Real Property is in good condition for its intended purpose, ordinary wear and tear excepted, and has been maintained (as to the IALB Leased Real Property, to the extent required to be maintained by IALB or the Bank) in accordance with reasonable and prudent business practices applicable to like facilities. The IALB Real Property has been used and operated in all material respects in compliance with all applicable laws, statutes, rules, regulations and ordinances applicable thereto.

(f) Except as may be reflected in the Financial Information, and except for liens for taxes not yet due and payable or with respect to such easements, liens, defects or encumbrances, real estate taxes and assessments or other monetary obligations such as contributions to an Owners’ Association, as do not individually or in the aggregate materially adversely affect the use or value of the IALB Owned Real Property and which would not have a Material Adverse Effect, IALB and the Subsidiaries have, and at the Effective Date will have, good and marketable title to their respective IALB Owned Real Property, free and clear of all liens, mortgages, security interests, encumbrances and restrictions of any kind or character.

(g) Except as set forth in the IALB Disclosure Letter and to the knowledge of IALB’s Management, IALB or any Subsidiary has not caused or allowed the generation, treatment, storage, disposal or release at any IALB Real Property of any Toxic Substance, except in compliance with all applicable federal, state and local laws and regulations and except where such noncompliance would not reasonably be expected to have a Material Adverse Effect. “Toxic Substance” means any hazardous, toxic or dangerous substance, pollutant, waste, gas or material, including, without limitation, petroleum and petroleum products, metals, liquids, semi-solids or solids, that are regulated under any federal, state or local statute, ordinance, rule, regulation or other law pertaining to environmental protection, contamination, quality, waste management or cleanup.

(h) Except as disclosed in the IALB Disclosure Letter and to the knowledge of IALB’s Management, there are no underground storage tanks located on, in or under any IALB Owned Real Property and no such IALB Owned Real Property has previously contained an underground storage tank. Except as set forth in the IALB Disclosure Letter and to the knowledge of IALB’s Management, IALB or any Subsidiary do not own or operate any underground storage tank at any IALB Leased Real Property and no such IALB Leased Real Property has previously contained an underground storage tank. To the knowledge of IALB’s Management, no IALB Real Property is or has been listed on the Comprehensive Environmental Response, Compensation, and Liability Information System (“CERCLIS”).

(i) Except as set forth in the IALB Disclosure Letter and to the knowledge of IALB’s Management, no Toxic Substance has been released, spilled, discharged or disposed at, in, on or under any IALB Real Property nor, to the knowledge of IALB’s Management, are there any other conditions or circumstances affecting any IALB Real Property, in each case, which would reasonably be expected to have a Material Adverse Effect.

(j) To the knowledge of IALB’s Management, there are no mechanic’s or materialman’s liens against the IALB Leased Real Property, and no unpaid claims for labor performed, materials furnished or services rendered in connection with constructing, improving or repairing the IALB Leased Real Property in respect of which liens may or could be filed against the IALB Leased Real Property.

5.21 Securities Law Compliance. IALB’s common stock is traded on the OTCQX Market under the symbol of “IALB.” IALB has complied in all material respects with all applicable state, federal or foreign securities laws, statutes, rules, regulations or orders, injunctions or decrees of any applicable government agency relating thereto.

5.22 Broker’s or Finder’s Fees. Except for ProBank Austin, no agent, broker or other person acting on behalf of IALB or any Subsidiary or under any authority of IALB or any Subsidiary is or shall be entitled to any commission, broker’s or finder’s fee or any other form of compensation or payment from any of the parties hereto, other than attorneys’ or accountants’ fees, in connection with any of the transactions contemplated by this Agreement.

5.23 Shareholder Rights Plan. IALB does not have a shareholder rights plan or any other plan, program or agreement involving, restricting, prohibiting or discouraging a change in control or merger of IALB or the Bank or which may be considered an anti-takeover mechanism.

5.24 Indemnification Agreements. Except as set forth in the IALB Disclosure Letter, neither IALB nor any Subsidiary is a party to any indemnification, indemnity or reimbursement agreement, contract, commitment or understanding to indemnify any present or former director, officer, employee, shareholder or agent against any liability or hold the same harmless from liability other than as expressly provided in the Articles of Incorporation or By-Laws (or other organizational documents, as applicable) of IALB or the Subsidiaries.

5.25 Nonsurvival of Representations and Warranties. The representations and warranties contained in this Section 5 shall expire on the Effective Date or the earlier termination of this Agreement, and thereafter IALB and the Subsidiaries and all directors and officers of IALB and the Subsidiaries shall have no further liability with respect thereto.

SECTION 6

REPRESENTATIONS AND WARRANTIES OF FIRST MERCHANTS

First Merchants hereby makes the following representations and warranties set forth below to IALB. For the purposes of this Section, “First Merchants Disclosure Letter” is defined as a letter referencing Section 6 of this Agreement which shall be prepared by First Merchants and delivered to IALB contemporaneous with the execution of this Agreement.

6.1 Organization and Qualification. First Merchants is a corporation duly organized and validly existing under the laws of the State of Indiana and FMB is a commercial bank duly organized and validly existing under the laws of the State of Indiana. First Merchants and FMB have the power and authority (corporate or otherwise) to conduct their respective businesses in the manner and by the means utilized as of the date hereof. First Merchants’ only subsidiaries are FMB and the other entities listed on Exhibit 21 to First Merchants’ Annual Report on Form 10-K as of and for the period ending December 31, 2015 (the “First Merchants Subsidiaries”). FMB is subject to primary federal regulatory supervision and regulation by the FDIC.

6.2 Authorization.

(a) First Merchants and FMB have the corporate power and authority to enter into this Agreement and to carry out their obligations hereunder subject to the conditions precedent set forth in Section 9. The Agreement, when executed and delivered, will have been duly authorized and will constitute a valid and binding obligation of First Merchants and FMB, subject to the conditions precedent set forth in Section 9 hereof, enforceable in accordance with its terms, except to the extent limited by insolvency, reorganization, liquidation, readjustment of debt, or other laws of general application relating to or affecting the enforcement of creditor’s rights. The Board of Directors of First Merchants and FMB have approved the Merger pursuant to the terms and conditions of this Agreement.

(b) Except as set forth in the First Merchants Disclosure Letter, neither the execution of this Agreement, nor the consummation of the transactions contemplated hereby, subject to the conditions precedent set forth in Section 9 hereof does or will (i) conflict with, result in a breach of, or constitute a default under either First Merchants’ or FMB’s Articles of Incorporation or By-Laws; (ii) conflict with, result in a breach of, or constitute a default under any federal, foreign, state, or local law, statute, ordinance, rule, regulation, or court or administrative order or decree, or any note, bond, indenture, loan, mortgage, security agreement, contract, arrangement, or commitment, to which either First Merchants or FMB is subject or bound, the result of which would have a Material Adverse Effect; (iii) result in the creation of, or give any person, corporation or entity the right to create, any lien, charge, claim, encumbrance, security interest, or any other rights of others or other adverse interest upon any right, property or asset of either First Merchants or FMB; (iv) terminate, or give any person, corporation or entity the right to terminate, amend, abandon, or refuse to perform, any note, bond, indenture, loan, mortgage, security agreement, contract, arrangement, or commitment to which First Merchants or FMB is a party or by which either First Merchants or FMB is subject or bound, the result of which would have a Material Adverse Effect on First Merchants; or (v) accelerate or modify, or give any party thereto the right to accelerate or modify, the time within which, or the terms according to which, either First Merchants or FMB is to perform any duties or obligations or receive any rights or benefits under any note, bond, indenture, loan, mortgage, security agreement, contract, arrangement, or commitment.

(c) Other than in connection or in compliance with the provisions of the Bank Holding Company Act of 1956, the Bank Merger Act, federal and state securities laws, and applicable federal and Indiana banking statutes and Indiana corporate statutes, all as amended, and the rules and regulations promulgated thereunder, no notice to, filing with, authorization of, exemption by, or consent or approval of, any public body or authority is necessary for the consummation by First Merchants and FMB of the transactions contemplated by this Agreement.

(d) Except as set forth in the First Merchants Disclosure Letter, other than those filings, authorizations, consents and approvals referenced in Section 6.2(c) above and filings and approvals relating to the listing of the shares of First Merchants Common Stock to be issued in the Merger on the NASDAQ Global Select Market and certain other filings and approvals with NASDAQ relating to the change in the number of shares of First Merchants outstanding as a result of the Merger, no notice to, filing with, authorization of, exemption by, or consent or approval of, any third party is necessary for the consummation by First Merchants or FMB of the transactions contemplated by this Agreement, except for such authorizations, exemptions, consents or approvals, the failure of which to obtain, would not be reasonably likely to result in a Material Adverse Effect.

6.3 Capitalization.

(a) As of December 31, 2016, First Merchants had 50,000,000 shares of First Merchants Common Stock authorized, without par value, $0.125 stated value, of which 40,912,697 shares were issued and outstanding. Such issued and outstanding shares of First Merchants Common Stock have been duly and validly authorized by all necessary corporate action of First Merchants, are validly issued, fully paid and nonassessable and have not been issued in violation of any preemptive rights of any shareholders.

(b) First Merchants has authorized 500,000 shares of preferred stock, without par value (“First Merchants Preferred Stock”). First Merchants has designated 116,000 of those shares of First Merchants Preferred Stock as Fixed Rate Cumulative Perpetual Preferred Stock, Series A authorized, $1,000 per share liquidation amount, no shares of which are issued and outstanding. First Merchants also has designated 90,823.23 shares of the First Merchants Preferred Stock as Senior Non-Cumulative Perpetual Preferred Stock, Series B authorized, $1,000 per share liquidation amount, no shares of which are currently outstanding.

(c) The shares of First Merchants Common Stock to be issued pursuant to the Merger will be duly authorized, fully paid, validly issued and nonassessable and subject to no preemptive rights.

6.4 Organizational Documents. The Articles of Incorporation and By-Laws of First Merchants in force as of the date hereof have been delivered to IALB. The documents delivered by it represent true, accurate and complete copies of the corporate documents of First Merchants in effect as of the date of this Agreement.

6.5 Compliance with Law. To the knowledge of “First Merchants’ Management” (as defined below), except as set forth in the First Merchants Disclosure Letter, neither First Merchants nor any First Merchants Subsidiary has engaged in any activity nor taken or omitted to take any action which has resulted or could reasonably be expected to result, in the violation of any local, state, federal or foreign law, statute, rule, regulation or ordinance or of any order, injunction, judgment or decree of any court or government agency or body, the violation of which could reasonably be expected to have a Material Adverse Effect. Except as set forth in the First Merchants Disclosure Letter, First Merchants and each First Merchants Subsidiary possess all licenses, franchises, permits and other authorizations necessary for the continued conduct of their respective businesses without material interference or interruption. Neither First Merchants nor any First Merchants Subsidiary are subject to any agreement, commitment or understanding with, or order and directive of, any regulatory agency or government authority with respect to the business or operations of First Merchants or FMB. Except as set forth in the First Merchants Disclosure Letter, FMB has not received any notice of enforcement actions since January 1, 2014 from any regulatory agency or government authority relating to its compliance with the Bank Secrecy Act, the Truth-in-Lending Act, the Community Reinvestment Act, the Gramm-Leach-Bliley Act of 1999, the USA Patriot Act, the International Money Laundering Abatement and Financial Anti-Terrorism Act of 2001, the Sarbanes-Oxley Act of 2002, the Dodd-Frank Wall Street Reform and Consumer Protection Act or any laws with respect to the protection of the environment or the rules and regulations promulgated thereunder. Except as set forth in the First Merchants Disclosure Letter, First Merchants has not received any notice of enforcement actions since January 1, 2014 from any regulatory agency or government authority relating to its compliance with any securities, tax or employment laws applicable to First Merchants. FMB received a rating of “satisfactory” or better in its most recent examination or interim review with respect to the Community Reinvestment Act.

6.6 Accuracy of Statements. No information which has been or shall be supplied by First Merchants nor any First Merchants Subsidiary with respect to its respective businesses, operations and financial condition for inclusion in the proxy statement, registration statement, and regulatory applications relating to the Merger or the Bank Merger contains or shall contain (in the case of information relating to the proxy statement at the time it is mailed and for the regulatory applications and registration statement, and each amendment or supplement thereto, if any, at the time it becomes effective) any untrue statement of a material fact or omits or shall omit to state a material fact necessary to make the statements contained therein not misleading.

6.7 Litigation and Pending Proceedings. Except as set forth in the First Merchants Disclosure Letter, there are no claims of any kind, nor any action, suits, proceedings, arbitrations or investigations pending or to the knowledge of First Merchants’ Management threatened in any court or before any government agency or body, arbitration panel or otherwise (nor does First Merchants’ Management have any knowledge of a basis for any claim, action, suit, proceeding, arbitration or investigation) which could be reasonably expected to have a Material Adverse Effect. To the knowledge of First Merchants’ Management, there are no material uncured violations, criticisms or exceptions, or violations with respect to which material refunds or restitutions may be required, cited in any report, correspondence or other communication to First Merchants as a result of an examination by any regulatory agency or body.

6.8 Financial Statements.

(a) First Merchants’ consolidated audited balance sheets as of the end of the two (2) fiscal years ended December 31, 2015 and 2014, the unaudited consolidated balance sheet for the nine months ended September 30, 2016 and the related consolidated statements of income, shareholders’ equity and cash flows for the years or period then ended (hereinafter collectively referred to as the “First Merchants Financial Information”) present fairly the consolidated financial condition or position of First Merchants as of the respective dates thereof and the consolidated results of operations of First Merchants for the respective periods covered thereby and have been prepared in conformity with GAAP applied on a consistent basis.

(b) All loans reflected in the First Merchants Financial Information and which have been made, extended or acquired since September 30, 2016 (i) have been made for good, valuable and adequate consideration in the ordinary course of business; (ii) constitute the legal, valid and binding obligation of the obligor and any guarantor named therein; (iii) are evidenced by notes, instruments or other evidences of indebtedness which are true, genuine and what they purport to be; and (iv) to the extent that FMB has a security interest in collateral or a mortgage securing such loans, are secured by perfected security interests or mortgages naming FMB as the secured party or mortgagee, except for such unperfected security interests or mortgages naming FMB as secured party or mortgagee which, on an individual loan basis, would not materially adversely affect the value of any such loan and the recovery of payment on any such loan if FMB is not able to enforce any such security interest or mortgage.

6.9 Absence of Certain Changes. Except for events and conditions relating to the business and interest rate environment in general, the accrual or payment of Merger-related expenses, or as set forth in the First Merchants Disclosure Letter, since September 30, 2016, no events have occurred which could reasonably be expected to have a Material Adverse Effect. Except as set forth in the First Merchants Disclosure Letter, between the period from September 30, 2016 to the date of this Agreement, First Merchants and each First Merchants Subsidiary have carried on their respective businesses in the ordinary and usual course consistent with their past practices (excluding the incurrence of reasonable fees and expenses of professional advisors related to this Agreement and the transactions contemplated hereby). Since September 30, 2016, there has not been any declaration, setting aside or payment of any dividend or other distribution (whether in cash, stock or property) with respect to First Merchants’ Common Stock (other than normal quarterly cash dividends) or any split, combination or reclassification of any stock of First Merchants or any First Merchants Subsidiary or any issuance or the authorization of any issuance of any securities in respect of, or in lieu of, or in substitution for First Merchants’ Common Stock.

6.10 Absence of Undisclosed Liabilities. Except as set forth in the First Merchants Disclosure Letter, neither First Merchants nor any First Merchants Subsidiary has any liabilities, whether accrued, absolute, contingent, or otherwise, existing or arising out of any transaction or state of facts existing on or prior to the date hereof, except (a) as and to the extent disclosed, reflected or reserved against in the First Merchants Financial Information, (b) any agreement, contract, obligation, commitment, arrangement, liability, lease or license which individually is less than Five Hundred Thousand and 00/100 Dollars ($500,000.00) per year and which may be terminated within one year from the date of this Agreement, and (c) unfunded loan commitments made in the ordinary course of IALB’s business consistent with past practices.

6.11 Taxes, Returns and Reports. First Merchants and FMB have (a) duly filed all federal, state, local and foreign tax returns of every type and kind required to be filed by them as of the date hereof, and each return is true, complete and accurate in all material respects; (b) paid all material taxes, assessments and other governmental charges due and payable or claimed to be due and payable upon them or any of their income, properties or assets; and (c) not requested an extension of time for any such payments (which extension is still in force). Except for taxes not yet due and payable, the reserve for taxes on the First Merchants Financial Information is adequate to cover all of First Merchants’ and FMB’s tax liabilities (including, without limitation, income taxes and franchise fees) that may become payable in future years with respect to any transactions consummated prior to September 30, 2016. Neither First Merchants nor FMB has or will have, any liability for taxes of any nature for or with respect to the operation of their business, including the assets of any subsidiary, from September 30, 2016, up to and including the Effective Date, except to the extent reflected on the First Merchants Financial Information or on financial statements of First Merchants or any subsidiary subsequent to such date and as set forth in the First Merchants Disclosure Letter. Neither First Merchants nor FMB has received written notice that it is currently under audit by any state or federal taxing authority. Except as set forth in the First Merchants Disclosure Letter, none of the federal, state, or local tax returns of First Merchants or FMB have been audited by any taxing authority during the past five (5) years.

6.12 Deposit Insurance. The deposits of FMB are insured by the FDIC in accordance with the Federal Deposit Insurance Act, and FMB has paid all premiums and assessments with respect to such deposit insurance.

6.13 Reports. Since January 1, 2014, First Merchants and the First Merchants Subsidiaries have timely filed all reports, registrations and statements, together with any required amendments thereto, that they were required to file with (i) the Board of Governors of the Federal Reserve System, (ii) the Office of the Comptroller of the Currency, (iii) the FDIC, (iv) the Indiana Department of Financial Institutions, and (v) any federal, state, municipal or local government, securities, banking, environmental, insurance and other governmental or regulatory authority, and the agencies and staffs thereof (collectively, the “FMC Regulatory Authorities”), except where such failure would not have a Material Adverse Effect. All such reports filed by First Merchants and the First Merchants Subsidiaries complied in all material respects with all applicable rules and regulations promulgated by the applicable FMC Regulatory Authorities and were true, accurate and complete in all material respects and, to the extent required, were prepared in conformity with GAAP applied on a consistent basis. There is no unresolved violation with respect to any report or statement filed by, or any examination of First Merchants or FMB.

6.14 Absence of Defaults. Neither First Merchants nor FMB is in violation of its Articles of Incorporation or By-Laws or, to the knowledge of First Merchants’ Management, in default under any material agreement, commitment, arrangement, loan, lease, insurance policy or other instrument, whether entered into in the ordinary course of business or otherwise and whether written or oral, and there has not occurred any event known to First Merchants’ Management that, with the lapse of time or giving of notice or both, would constitute such a default, except for defaults which would not have a Material Adverse Effect.

6.15 Tax and Regulatory Matters. Neither First Merchants nor any First Merchants Subsidiary has taken or agreed to take any action or has any knowledge of any fact or circumstance that would (a) prevent the transactions contemplated hereby from qualifying as a reorganization within the meaning of Section 368 of the Code or (b) materially impede or delay receipt of any regulatory approval required for consummation of the transactions contemplated by this Agreement.

6.16 Securities Law Compliance. First Merchants’ common stock is traded on the NASDAQ Global Select Market under the symbol of “FRME.” First Merchants has complied in all material respects with all applicable state, federal or foreign securities laws, statutes, rules, regulations or orders, injunctions or decrees of any applicable government agency relating thereto. Since January 1, 2015, First Merchants has filed all reports and other documents required to be filed by it under the Securities and Exchange Act of 1934 (the “1934 Act”) and the Securities Act of 1933 (the “1933 Act”), including First Merchants’ Annual Report on Form 10-K for the year ended December 31, 2015, copies of which have previously been delivered to IALB. Since January 1, 2015, all such SEC filings were true, accurate and complete in all material respects as of the dates of the filings (except for information included therein as of a certain date, which shall have been true and correct as of such date), and no such filings, at the time they were filed, contained any untrue statement of a material fact or omitted to state a material fact necessary in order to make the statements made, at the time and in the light of the circumstances under which they were made, not false or misleading.

6.17 Broker’s or Finder’s Fees. Except for SunTrust Robinson Humphrey and Sandler O’Neill & Partners, L.P., no agent, broker or other person acting on behalf of First Merchants or under any authority of First

Merchants is or shall be entitled to any commission, broker’s or finder’s fee or any other form of compensation or payment from any of the parties hereto, other than attorneys’ or accountants’ fees, in connection with any of the transactions contemplated by this Agreement.

6.18 Indemnification Agreements. Except as set forth in the First Merchants Disclosure Letter, neither First Merchants nor any First Merchants Subsidiary is a party to any indemnification, indemnity or reimbursement agreement, contract, commitment or understanding to indemnify any present or former director, officer, employee, shareholder or agent against any liability or hold the same harmless from liability other than as expressly provided in the Articles of Incorporation or By-Laws of First Merchants and the First Merchants Subsidiaries.

6.19 Nonsurvival of Representations and Warranties. The representations and warranties contained in this Section 6 shall expire on the Effective Date or the earlier termination of this Agreement, and thereafter First Merchants and the First Merchants Subsidiaries and all directors and officers of First Merchants and the First Merchants Subsidiaries shall have no further liability with respect thereto.

6.20 Employee Benefit Plans.

(a) The First Merchants Disclosure Letter contains a list identifying each “employee benefit plan,” as defined in Section 3(3) of ERISA, which (i) is subject to any provision of ERISA, and (ii) is currently maintained, administered or contributed to by First Merchants or any entity, trade or business that, together with First Merchants, would be treated as a single employer under the provisions of Sections 414(b), (c), (m) or (o) of the Code (“First Merchants ERISA Affiliate”), and covers any employee, director or former employee or director of First Merchants or any First Merchants ERISA Affiliate under which First Merchants or any First Merchants ERISA Affiliate has any liability. The First Merchants Disclosure Letter also contains a list of all “employee benefit plans” as defined under ERISA which have been terminated by First Merchants or any First Merchants ERISA Affiliate since January 1, 2012. Copies of such plans (and, if applicable, related trust agreements or insurance contracts) and all amendments thereto and written interpretations thereof have been furnished to IALB together with the three (3) most recent annual reports (Form 5500) prepared in connection with any such plan and the current summary plan descriptions (and any summary of material modifications thereto). Such plans are hereinafter referred to individually as a “First Merchants Employee Plan” and collectively as the “First Merchants Employee Plans.” The First Merchants Employee Plans which individually or collectively would constitute an “employee pension benefit plan” as defined in Section 3(2)(A) of ERISA are identified as such in the list referred to above.

(b) The First Merchants Employee Plans have been operated in material compliance with all applicable laws, regulations, rulings and other requirements, as well as pursuant to the terms of their governing documents (to the extent consistent with ERISA).

(c) Except as set forth in the First Merchants Disclosure letter, to the knowledge of First Merchants’ Management, no “prohibited transaction,” as defined in Section 406 of ERISA or Section 4975 of the Code, for which no statutory or administrative exemption exists, and no “reportable event,” as defined in Section 4043(c) of ERISA, for which a notice is required to be filed, has occurred with respect to any First Merchants Employee Plan that could subject First Merchants to material taxes or penalties. Neither First Merchants nor any First Merchants ERISA Affiliate has any material liability to the PBGC, to the IRS, to the DOL, to the Employee Benefits Security Administration, with respect to any First Merchants Employee Plan, except for routine premium payments to the PBGC.

(d) To the knowledge of First Merchants’ Management, no “fiduciary,” as defined in Section 3(21) of ERISA, of a First Merchants Employee Plan has failed to comply with the requirements of Section 404 of ERISA in such a way as to cause material liability to First Merchants or any First Merchants ERISA Affiliate.

(e) Each of the First Merchants Employee Plans which is intended to be qualified under Section 401(a) of the Code has been timely amended to comply in all material respects with the applicable requirements of the Code. Except as set forth in the First Merchants Disclosure Letter, First Merchants and/or any First Merchants ERISA Affiliate, as applicable, sought and received favorable determination letters from the IRS and has furnished to IALB copies of the most recent IRS determination letters with respect to any such Employee Plan that is intended to be qualified under Section 401(a) of the Code.

(f) No First Merchants Employee Plan has incurred an “accumulated funding deficiency,” as determined under Section 412 of the Code and Section 302 of ERISA. First Merchants has at all times met the minimum funding standard, and has made all contributions required, under Section 412 of the Code and Section 302 of ERISA. No facts or circumstances exist that may subject First Merchants, or any First Merchants ERISA Affiliate, to any liability under Sections 4062, 4063 or 4064 of ERISA. Neither First Merchants nor any First Merchants ERISA Affiliate ever has engaged in any transaction within the meaning of Section 4069 of ERISA. Except as disclosed in the First Merchants Disclosure Letter, there exist no facts or circumstances which could subject First Merchants, or any First Merchants ERISA Affiliate thereof, to withdrawal liability within the meaning of Section 4201 of ERISA or to contingent withdrawal liability under Section 4204 of ERISA. Neither First Merchants nor any First Merchants ERISA Affiliate ever has been a party to a transaction within the meaning of Section 4212(c) of ERISA.

(g) No First Merchants Employee Plan subject to Title IV of ERISA has been terminated or incurred a partial termination (either voluntarily or involuntarily), in such a way as to cause material additional liability to First Merchants or any First Merchants ERISA Affiliate.

(h) No claims involving a First Merchants Employee Plan (other than normal benefit claims) have been filed in a court of law or, to the knowledge of First Merchants’ Management, have been threatened to be filed in a court of law.

(i) There is no contract, agreement, plan or arrangement covering any employee, director or former employee or director of First Merchants or any Subsidiary that, individually or collectively, could give rise to the payment of any amount that would not be deductible by reason of Section 280G or Section 162(a)(1) of the Code.

(j) To the knowledge of First Merchants’ Management, no event has occurred that would cause the imposition of the tax described in Section 4980B of the Code on First Merchants or any First Merchants ERISA Affiliate. To the knowledge of First Merchants’ Management, First Merchants has materially complied with all requirements of Section 601 or ERISA, as applicable, with respect to any First Merchants Employee Plan.

(k) The First Merchants Disclosure Letter contains a list of each employment, severance or other similar contract, arrangement or policy and each plan or arrangement (written or oral) providing for insurance coverage (including any self-insured arrangements), workers’ compensation, disability benefits, supplemental unemployment benefits, vacation benefits, retirement benefits or deferred compensation, profit sharing, bonuses, stock options, stock appreciation or other forms of incentive compensation or post-retirement insurance, compensation or benefits which (i) is not a First Merchants Employee Plan, (ii) was entered into, maintained or contributed to, as the case may be, by First Merchants or any First Merchants Subsidiary and (iii) covers any employee, director or former employee or director of First Merchants or any First Merchants Subsidiary. Such contracts, plans and arrangements as are described above, copies or descriptions of all of which have been furnished previously to First Merchants, are hereinafter referred to collectively as the “First Merchants Benefit Arrangements.” Each of the First Merchants Benefit Arrangements has been maintained in compliance in all material respects with its terms and with the requirements prescribed by any and all statutes, orders, rules and regulations which are applicable to such First Merchants Benefit Arrangements.

(l) Except as set forth in the First Merchants Disclosure Letter, neither First Merchants nor any First Merchants ERISA Affiliate has any present or future liability in respect of post-retirement health and medical benefits for former employees or directors of First Merchants or any First Merchants ERISA Affiliate.

(m) Except as set forth in the First Merchants Disclosure Letter, there has been no amendment to, written interpretation or announcement (whether or not written) by First Merchants or any First Merchants ERISA Affiliate relating to, or change in employee participation or coverage under, any First Merchants Employee Plan or Benefit Arrangement administered by First Merchants or any First Merchants ERISA Affiliate which would increase materially the expense of maintaining such First Merchants Employee Plans or First Merchants Benefit Arrangements above the level of the expense incurred in respect thereof for the fiscal year ended December 31, 2015.

(n) Except as otherwise provided in the First Merchants Disclosure Letter, the transactions contemplated by the Agreement will not cause acceleration of vesting in, or payment of, any material benefits under any First Merchants Employee Plan or Benefit Arrangement and will not otherwise materially accelerate or increase any obligation under any First Merchants Employee Plan or Benefit Arrangement.

(o) With respect to any nonqualified deferred compensation plan that is subject to Section 409A of the Code, such plan has been identified on the Disclosure Letter and has been operated in accordance with, and is in documentary compliance with, Section 409A of the Code and the guidance issued thereunder.

SECTION 7

COVENANTS OF IALB

IALB covenants and agrees with First Merchants and covenants and agrees to cause the Bank to act, as follows:

7.1 Shareholder Approval.

(a) Following the execution of this Agreement, IALB shall take, in accordance with applicable law and its Articles of Incorporation and Bylaws, all action necessary to convene a meeting of its shareholders as promptly as practicable (and in any event within forty-five (45) days following the time when the Registration Statement becomes effective, subject to extension with the consent of First Merchants, which shall not unreasonably be withheld, conditioned or delayed) to consider and vote upon the adoption of this Agreement and approval of the transactions contemplated hereby (including the Merger) and any other matter required to be approved by the shareholders of IALB in order to consummate the Merger and the transactions contemplated hereby (including any adjournment or postponement thereof, the “Shareholder Meeting”).

(b) Subject to Section 7.5 hereof, IALB shall cooperate with First Merchants in the preparation of an appropriate proxy statement and other proxy solicitation materials (the “Proxy Statement”) and use its reasonable best efforts to obtain the requisite vote of IALB’s shareholders to consummate the Merger and the other transactions contemplated hereby, and shall ensure that the Shareholder Meeting is called, noticed, convened, held and conducted, and that all proxies solicited by IALB in connection with the Shareholder Meeting are solicited in compliance with the Indiana Business Corporation Law, the Articles of Incorporation and Bylaws of IALB, and all other applicable legal requirements. IALB shall keep First Merchants updated with respect to the proxy solicitation results in connection with the Shareholder Meeting as reasonably requested by First Merchants.

(c) Subject to Section 7.5 hereof, IALB’s Board of Directors shall recommend that IALB’s shareholders vote to adopt this Agreement and approve the transactions contemplated hereby (including the Merger) and any other matters required to be approved by IALB’s shareholders for consummation of the Merger and the transactions contemplated hereby.

7.2 Other Approvals. As soon as reasonably practicable following the date hereof, IALB and the Bank shall use their reasonable best efforts to procure upon reasonable terms and conditions any consents, authorizations, approvals, registrations, and certificates from any applicable Regulatory Authorities as may be required by applicable law, and to satisfy all other requirements prescribed by law which are necessary for consummation of the Merger and the Bank Merger on the terms and conditions provided in this Agreement.

7.3 Conduct of Business.

(a) Except as otherwise set forth on the IALB Disclosure Letter, on and after the date of this Agreement and until the Effective Date or until this Agreement shall be terminated as herein provided, neither IALB nor any Subsidiary shall, without the prior written consent (which may include consent via electronic mail) of First Merchants, (i) make any changes in their capital structure, including, but not limited to the redemption of shares of common stock; (ii) authorize an additional class of stock or issue, or authorize the issuance of any capital stock or any options or other instruments convertible into shares of capital stock, except pursuant to the exercise of stock options outstanding as of the date of this Agreement); (iii) declare, distribute or pay any dividends on their common shares, or authorize a stock split, or make any other distribution to their shareholders, except for IALB’s quarterly cash dividend in an amount not to exceed $0.22 per share; provided, however, IALB and First Merchants shall coordinate IALB’s dividend schedule for the quarter in which Closing occurs so that holder of IALB Common Stock does not receive dividends on both First Merchants and IALB common stock attributable to the same calendar quarter; (iv) merge, combine or consolidate with or, other than in the ordinary course of business consistent with past practice (including the sale, transfer or disposal of other real estate owned), sell their assets or any of their securities to any other person, corporation or entity, effect a share exchange or enter into any other transaction not in the ordinary course of business; (v) incur any new liability or obligation, make any new commitment, payment or disbursement, enter into any new contract, agreement, understanding or arrangement or engage in any new transaction, or acquire or dispose of any property, other than other real estate owned, or asset the fair market value of which exceeds One Hundred Fifty Thousand and 00/100 Dollars ($150,000.00), in the aggregate, except for payments or disbursements made in the ordinary course of business consistent with past practice, the acquisition or disposition of personal or real property in connection with either foreclosures on mortgages or enforcement of security interests, the origination or sale of loans by the Bank in the ordinary course of business and the creation of deposit liabilities and advances from the Federal Home Loan Bank in each case in the ordinary course of business consistent with past practice; (vi) subject any of their properties or assets to a mortgage, lien, claim, charge, option, restriction, security interest or encumbrance, except for such mortgages, liens or other encumbrances incurred in the ordinary course of business consistent with past practice; (vii) promote or increase or decrease the rate of compensation (except for promotions and non-material increases in the ordinary course of business and in accordance with past practices) or enter into any agreement to promote or increase or decrease the rate of compensation of any director, officer or employee of IALB or the Bank; (viii) except as set forth in the IALB Disclosure Letter, as specifically authorized by this Agreement or as required by applicable law, execute, create, institute, modify or amend any pension, retirement, savings, stock purchase, stock bonus, stock ownership, stock option, stock appreciation or depreciation right or profit sharing plans, any employment, deferred compensation, consultant, bonus or collective bargaining agreement, group insurance contract or other incentive, welfare or employee benefit plan or agreement for current or former directors, officers or employees of IALB or any Subsidiary, change the level of benefits or payments under any of the foregoing or increase or decrease any severance or termination pay benefits or any other fringe or employee benefits or pay any bonuses other than as required by law or regulatory authorities; (ix) amend their respective Articles of Incorporation or By-Laws from those in effect on the date of this Agreement; (x) except as set forth in the IALB Disclosure Letter or as specifically authorized by this Agreement, modify, amend or institute new employment policies or practices, or enter into, renew, modify, amend or extend any employment or severance agreements with respect to any present or former directors, officers or employees of IALB or any Subsidiary; (xi) give, dispose, sell, convey, assign, hypothecate, pledge, encumber or otherwise transfer or grant a security interest in any capital stock of any Subsidiary; (xii) fail to make additions to the Bank’s reserve for loan losses, or any other reserve account, in the ordinary course of business and in accordance with sound banking practices; (xiii) other than in the ordinary course of business consistent with past practice, incur any indebtedness for borrowed money or assume, guarantee, endorse or otherwise as an accommodation become responsible or liable for the obligations of any other individual, corporation or other entity; and (xiv) agree in writing or otherwise to take any of the foregoing actions. The prior consent of First Merchants for the items listed above may be withheld, conditioned or delayed in its sole discretion.

(b) IALB and the Subsidiaries shall maintain, or cause to be maintained, in full force and effect insurance on its properties and operations and fidelity coverage on its directors, officers and employees in such amounts and with regard to such liabilities and hazards as customarily are maintained by other companies operating similar businesses.

(c) IALB shall provide and shall cause the Subsidiaries to provide First Merchants and its representatives full access, during normal business hours and on reasonable advance notice to IALB, to further information (to the extent permissible under applicable law) and the Subsidiaries’ premises for purposes of (i) observing the Subsidiaries’ business activities and operations and to consult with IALB’s officers and employees regarding the same on an ongoing basis to verify compliance by IALB with all terms of this Agreement, and (ii) making all necessary preparations for conversion of the Bank’s information technology systems, including, but not limited to, installation of a hardware or software device(s) within the Bank’s network to perform system penetration testing or assess previous security breaches. First Merchants may hire, at its expense, a mutually-agreeable third party consultant to perform cybersecurity system testing and monitoring (based on a mutually-agreeable project scope) in order to confirm that the Bank’s technology systems are free of security breaches and, if necessary, provide remediation and notices related thereto. IALB and First Merchants shall each receive the results of the testing and reasonably coordinate their efforts on any potential remediation and notices. None of the foregoing actions shall unduly interfere with the business operations of IALB or the Subsidiaries nor shall such actions be permitted if such access relates to, (i) pending or threatened litigation or investigations if, in the opinion of counsel to IALB, such access would or might adversely affect the confidential nature of, or any privilege relating to, the matters being discussed, or (ii) matters involving an Acquisition Proposal. No investigation pursuant to this Section 7.3 shall affect or be deemed to modify any representation or warranty made in this Agreement by IALB. First Merchants will use such information as is provided to it by IALB or the Subsidiaries, or representatives thereof, solely for the purpose of conducting business, legal and financial reviews of IALB and the Subsidiaries and for such other purposes as may be related to this Agreement, and First Merchants will, and will direct all of its agents, employees and advisors to, maintain the confidentiality of all such information in accordance with the terms of Section 8.5 below. Neither IALB nor any of the Subsidiaries shall be required to provide access to or to disclose information where such access or disclosure would violate or prejudice the rights of its customers, jeopardize the attorney-client privilege of the entity in possession or control of such information or contravene any law, rule, regulation, order, judgment, decree, fiduciary duty or binding agreement entered into prior to the date of this Agreement. The parties will make appropriate and reasonable substitute disclosure arrangements under circumstances in which the restrictions of the preceding sentence apply.

7.4 Preservation of Business. On and after the date of this Agreement and until the Effective Date or until this Agreement is terminated as herein provided, IALB and the Subsidiaries shall (a) carry on their business diligently, substantially in the same manner as heretofore conducted, and in the ordinary course of business; (b) use commercially reasonable efforts to preserve their business organizations intact, to keep their present officers and employees and to preserve their present relationship with customers and others having business dealings with them; and (c) not do or fail to do anything which will cause a material breach of, or material default in, any contract, agreement, commitment, obligation, understanding, arrangement, lease or license to which they are a party or by which they are or may be subject or bound.

7.5 Other Negotiations.

(a) IALB shall not, and shall cause the Bank to not, during the term of this Agreement, directly or indirectly, solicit, encourage or facilitate inquiries or proposals or enter into any agreement with respect to, or initiate or participate in any negotiations or discussions with any person or entity concerning, any proposed transaction or series of transactions involving or affecting IALB or the Subsidiaries (or the securities or assets of the foregoing) that, if effected, would constitute an acquisition of control of either IALB, or the Subsidiaries within the meaning of 12 U.S.C. §1817(j) (disregarding the exceptions set forth in 12 U.S.C. §1817(j)(17)) and the regulations of the Federal Reserve Board thereunder (each, an “Acquisition Proposal”), or furnish any information to any person or entity proposing or seeking an Acquisition Proposal.

(b) Notwithstanding the foregoing, in the event that IALB’s Board of Directors determines in good faith and after consultation with outside counsel, that in light of an Acquisition Proposal, it is necessary to provide such information or engage in such negotiations or discussions in order to act in a manner consistent with such Board’s fiduciary duties, IALB’s Board of Directors may, in response to an Acquisition Proposal which was not solicited by or on behalf of IALB or the Bank or which did not otherwise result from a breach of Section 7.5(a), subject to its compliance with Section 7.5(c), (i) furnish information with respect to IALB or the Bank to such person or entity making such Acquisition Proposal pursuant to a customary confidentiality agreement that is no less restrictive than the Confidentiality Agreement between IALB and First Merchants and (ii) participate in discussions or negotiations regarding such Acquisition Proposal. In the event that IALB’s Board of Directors determines in good faith and after consultation with outside counsel, that the Acquisition Proposal is a Superior Acquisition Proposal (as defined below) and that it is necessary to pursue such Superior Acquisition Proposal in order to act in a manner consistent with such Board’s fiduciary duties, IALB may (A) withdraw, modify or otherwise change in a manner adverse to First Merchants, the recommendation of IALB’s Board of Directors to its shareholders with respect to this Agreement and the Merger, and/or (B) terminate this Agreement in order to concurrently enter into an agreement with respect to such Superior Acquisition Proposal; provided, however, that IALB’s Board of Directors may not terminate this Agreement pursuant to this Section 7.5(b) unless and until (x) ten (10) business days have elapsed following the delivery to First Merchants of a written notice of such determination by IALB’s Board of Directors and during such ten (10) business-day period, IALB and the Bank otherwise cooperate with First Merchants with the intent of enabling the parties to engage in good faith negotiations so that the Merger and other transactions contemplated hereby may be effected and (y) at the end of such ten (10) business-day period IALB’s Board of Directors continues reasonably to believe the Acquisition Proposal at issue constitutes a Superior Acquisition Proposal. A “Superior Acquisition Proposal” shall mean any Acquisition Proposal containing terms which IALB’s Board of Directors determines in its good faith judgment (based on the advice of an independent financial advisor) to be more favorable to IALB’s shareholders than the Merger and for which financing, to the extent required, is then committed or which, in the good faith judgment of IALB’s Board of Directors, is reasonably capable of being obtained by such third party, but shall exclude any Acquisition Proposal the terms of which were made known to IALB’s Board of Directors prior to the date of this Agreement.

(c) In addition to the obligations of IALB set forth in Section 7.5(a) and (b), IALB shall advise First Merchants orally and in writing as soon as reasonably practicable of any request (whether oral or in writing) for information or of any inquiries, proposals, discussions or indications of interest (whether oral or in writing) with respect to any Acquisition Proposal, the material terms and conditions of such request or Acquisition Proposal and the identity of the person or entity making such request or Acquisition Proposal. IALB shall keep First Merchants reasonably informed of the status and details (including amendments or proposed amendments) of any such request or Acquisition Proposal, including the status of any discussions or negotiations with respect to any Superior Acquisition Proposal.

7.6 Announcement; Press Releases. In connection with the execution of this Agreement, IALB and First Merchants intend to jointly issue a press release mutually acceptable to the parties. Except as otherwise required by law, neither IALB nor the Bank shall issue any additional press releases or make any other public announcements or disclosures relating to the Merger and the other transactions contemplated hereby without the prior approval of First Merchants provided, however, that nothing in this Section 7.6 shall be deemed to prohibit any party from making any disclosure that its counsel deems necessary in order to satisfy such party’s disclosure obligation imposed by law.

7.7 IALB Disclosure Letter. IALB shall supplement, amend and update as of the Effective Date the IALB Disclosure Letter with respect to any matters hereafter arising which, if in existence or having occurred as of the date of this Agreement, would have been required to be set forth or described in the IALB Disclosure Letter. If, at any time prior to the Effective Date, IALB becomes aware of a fact or matter that might indicate that any of the representations and warranties of IALB herein may be untrue, incorrect or misleading in any material respect, IALB shall promptly disclose such fact or matter to First Merchants in writing.

7.8 Confidentiality. IALB and the Subsidiaries shall use commercially reasonable efforts to cause their respective officers, employees, and authorized representatives to hold in strict confidence all confidential data and information obtained by them from First Merchants, unless such information (a) was already known to IALB and the Subsidiaries, (b) becomes available to IALB and the Subsidiaries from other sources, (c) is independently developed by IALB and the Subsidiaries, (d) is disclosed by IALB or the Subsidiaries with and in accordance with the terms of prior written approval of First Merchants, or (e) is or becomes readily ascertainable from public or published information or trade sources or public disclosure of such information is required by law or requested by a court or other governmental agency, commission, or regulatory body. IALB and the Subsidiaries further agree that, in the event this Agreement is terminated, they will return to First Merchants, or destroy, all information obtained by IALB and the Subsidiaries from First Merchants or a First Merchants Subsidiary, including all copies made of such information by IALB and the Subsidiaries. This provision shall survive the Effective Date or the earlier termination of this Agreement.

7.9 Cooperation. IALB and the Bank shall generally cooperate with First Merchants and its officers, employees, attorneys, accountants and other agents, and, generally, do such other acts and things in good faith as may be reasonable, necessary or appropriate to timely effectuate the intents and purposes of this Agreement and the consummation of the transactions contemplated hereby, including, without limitation, (a) IALB shall cooperate and assist First Merchants in the preparation of and/or filing of all regulatory applications, the Registration Statement, and all other documentation required to be prepared for consummation of the Merger and the Bank Merger and obtaining all necessary approvals, and (b) IALB shall furnish First Merchants with all information concerning itself and the Subsidiaries that First Merchants may request in connection with the preparation of the documentation referenced above.

7.10 IALB Fairness Opinion. On the date hereof or as soon as reasonably practicable following the date hereof, IALB shall use its reasonable best efforts to procure the written opinion from ProBank Austin to the Board of Directors of IALB to the effect that, as of the date of this Agreement, the Exchange Ratio is fair, from a financial point of view, to the holders of IALB Common Stock (the “IALB Fairness Opinion”). The IALB Fairness Opinion shall be included in the Proxy Statement (as defined below).

7.11 Financial Statements and Other Reports. Promptly upon its becoming available, IALB shall furnish to First Merchants one (1) copy of each financial statement, report, notice, or proxy statement sent by IALB to its shareholders generally or filed with any Regulatory Authorities.

7.12 Adverse Actions. Neither IALB nor the Bank shall (a) take any action while knowing that such action would, or is reasonably likely to, prevent or impede the Merger from qualifying as a reorganization within the meaning of Section 368 of the Code; or (b) knowingly take any action that is intended or is reasonably likely to result in (i) any of its representations and warranties set forth in this Agreement being or becoming untrue in any material respect at any time at or prior to the Effective Date, (ii) any of the conditions to the Merger set forth in Section 9 not being satisfied, (iii) a material violation of any provision of this Agreement, or (iv) a material delay in the consummation of the Merger except, in each case, as may be required by applicable law or regulation.

7.13 Bank Merger Agreement. IALB shall cause the appropriate officers of the Bank to execute and deliver the Bank Merger Agreement contemporaneously herewith.

7.14 Change in Control and Severance Agreements. Prior to the Effective Date, IALB will use its reasonable best efforts to cause the termination of the IALB change in control and severance agreements as more fully described in the IALB Disclosure Letter (the “Change in Control Agreements”).

7.15 Long-Term Incentive Plan. Prior to the Effective Date, IALB shall terminate the iAB Financial Bank Long-Term Incentive Plan and provide for distributions of IALB Common Stock as described in such plan and the IALB Disclosure Letter. Such IALB Common Stock shall be exchanged for Merger Consideration pursuant to the terms of this Agreement.

7.16 401(k) Profit Sharing Plan. If requested by First Merchants, IALB shall cause the IAB 401(k) Profit Sharing Plan to be terminated prior to the Effective Date.

SECTION 8

COVENANTS OF FIRST MERCHANTS

First Merchants covenants and agrees with IALB as follows:

8.1 Approvals. As soon as reasonably practicable, but in any event within sixty (60) days following execution and delivery of this Agreement, First Merchants will file an application with the Federal Reserve Board and the Indiana Department of Financial Institutions (“IDFI”) for approval of the Merger and an application with the IDFI and the FDIC for approval of the Bank Merger, and take all other appropriate actions necessary to obtain the regulatory approvals referred to herein, and IALB will use all reasonable and diligent efforts to assist in obtaining all such approvals. In advance of filing any applications for such regulatory approvals, First Merchants shall provide IALB and its counsel with a copy of such applications (but excluding any information contained therein regarding First Merchants and its business or operations for which confidential treatment has been requested) and provide an opportunity to comment thereon, and thereafter shall promptly advise IALB and its counsel of any material communication received by First Merchants or its counsel from any regulatory authorities with respect to such applications. In addition, First Merchants agrees to prepare, in cooperation with and subject to the review and comment of IALB and its counsel, a registration statement on Form S-4, including a prospectus of First Merchants (the “Registration Statement”), to be filed no later than sixty (60) days after the date hereof by First Merchants with the SEC in connection with the issuance of First Merchants Common Stock in the Merger (including the proxy statements and prospectus and other proxy solicitation materials of, and to be filed by, IALB and First Merchants constituting a part thereof (the “Proxy Statement”) and all related documents). First Merchants agrees to use its reasonable best efforts to have the Registration Statement declared effective by the SEC and to keep the Registration Statement effective so long as is necessary to consummate the Merger and the transactions contemplated hereby. First Merchants agrees to advise IALB, promptly after First Merchants receives notice thereof, of the time when the Registration Statement has become effective or any supplement or amendment has been filed, of the issuance of any stop order or the suspension of the qualification of First Merchants Common Stock for offering or sale in any jurisdiction, of the initiation or threat of any proceeding for any such purpose, or of the receipt of any comment letters from the SEC regarding, or of any request by the SEC for the amendment or supplement of, the Registration Statement, or for additional information. First Merchants agrees to use its reasonable best efforts to list, prior to the Effective Date, on the NASDAQ Global Select Market (subject to official notice of issuance), the shares of First Merchants Common Stock to be issued to the holders of shares of IALB Common Stock in the Merger.

8.2 Employee Benefit Plans.

(a) First Merchants shall take such action as may be necessary so that, as soon as reasonably practicable following the Effective Date, employees of IALB and the Subsidiaries shall be entitled to participate in the employee benefit plans of First Merchants. With respect to each employee benefit plan or benefit arrangement maintained by First Merchants in which employees of IALB or the Subsidiaries subsequently participate, for purposes of determining eligibility, vesting, vacation and severance entitlement, First Merchants will ensure that service with IALB or the Subsidiaries will be treated as service with First Merchants; provided, however, that service with IALB or the Bank shall not be treated as service with First Merchants for purposes of benefit accrual, except with respect to severance benefits. At its discretion, First Merchants shall either (a) cause the IAB 401(k) Profit Sharing Plan to be merged with and into the First Merchants’ Retirement Income and Savings Plan, with employees of IALB and the Subsidiaries eligible to participate in such First Merchants plan subject to and pursuant to the terms thereof; (b) assume sponsorship of the IAB 401(k) Profit Sharing Plan effective as of the Effective Date; or (c) direct IALB to take such steps to terminate the Plan prior to the Effective Date, in which case, First Merchants agrees that any outstanding participant loans under the IAB 401(k) Profit Sharing Plan may be rolled over to the First Merchants’ Retirement Income and Savings Plan so that participants can continue to repay outstanding loans via payroll deduction, if permitted under the terms of the respective plans.

(b) Coverage Under First Merchants’ Health and Welfare Plan. With respect to First Merchants’ health and welfare plans under which employees of IALB or the Subsidiaries and their eligible dependents become participants, First Merchants agrees to (i) waive all restrictions and limitations for pre-existing conditions, (ii) honor any deductible, co-payments and out-of-pocket maximums incurred by IALB’s or the Subsidiaries’ employees and their eligible dependents under the health plans in which they participated immediately prior to the Effective Date during the portion of the calendar year prior to the Effective Date in satisfying any deductibles, co-payments or out-of-pocket maximums under health plans of First Merchants in which they are eligible to participate after the Effective Date in the same plan year in which such deductibles, co-payments or out-of-pocket maximums were incurred, and (iii) waive any waiting period limitation or evidence of insurability requirement that would otherwise be applicable to an employee of IALB or the Subsidiaries and his or her eligible dependents on or after the Effective Date, in each case to the extent such employee or eligible dependent had satisfied any similar limitation or requirement under an analogous plan prior to the Effective Date.

(c) Severance. For any employee of IALB who did not have an employment agreement, change in control agreement or severance agreement, who is not offered employment with First Merchants or FMB with salary and bonus opportunities substantially the same as the salary and bonus opportunities of their current employment with IALB or whose employment is terminated by First Merchants or FMB (other than for cause) on or within six (6) months of the Effective Date, First Merchants agrees that it shall provide such employees with severance and outplacement benefits identical to those offered to First Merchants employees as listed on the First Merchants Disclosure Letter.

(d) COBRA. First Merchants shall be responsible for providing COBRA continuation coverage to any qualified employee or former employee of IALB or the Subsidiaries and to their respective qualified beneficiaries, on and after the Effective Date, regardless of when the qualifying event occurred.

(e) Employment and Transition Period Retention Agreements. At the time of Closing, First Merchants shall enter into employment agreements, non-compete/non-solicit agreements and transition period retention agreements, as further described in the First Merchants Disclosure Letter.

(f) Deferred Compensation Plans. First Merchants shall work with IALB to find a mutually agreeable transition or termination with respect to the IALB supplemental executive retirement plans and director deferred compensation plans.

8.3 Announcement; Press Releases. In connection with the execution of this Agreement, IALB and First Merchants intend to jointly issue a press release mutually acceptable to the parties. Except as otherwise required by law, neither First Merchants nor a First Merchants Subsidiary shall issue any additional press releases or make any other public announcements or disclosures relating to the Merger or the Bank Merger without the prior approval of IALB provided, however, that nothing in this Section 8.3 shall be deemed to prohibit any party from making any disclosure that its counsel deems necessary in order to satisfy such party’s disclosure obligation imposed by law.

8.4 Confidentiality. First Merchants shall, and shall use its best efforts to cause the First Merchants Subsidiaries and its officers, employees, and authorized representatives to, hold in strict confidence all confidential data and information obtained by them from IALB, unless such information (i) was already known to First Merchants prior to entering into merger discussions with IALB, (ii) becomes available to First Merchants from other sources, (iii) is independently developed by First Merchants, (iv) is disclosed by First Merchants with and in accordance with the terms of prior written approval of IALB, or (v) is or becomes readily ascertainable from public or published information or trade sources or public disclosure of such information is required by law or requested by a court or other governmental agency, commission, or regulatory body. First Merchants further agrees that in the event this Agreement is terminated, it will return to IALB, or will destroy, all information obtained by it regarding IALB or the Bank, including all copies made of such information by First Merchants. This provision shall survive the Effective Date or the earlier termination of this Agreement.

8.5 Directors and Officers Insurance.

(a) For a period of at least six (6) years from the Effective Date (the “Tail Coverage Period”), First Merchants shall use its reasonable best efforts to obtain an endorsement to its director’s and officer’s liability insurance policy to cover the present and former officers and directors of IALB and the Bank (determined as of the Effective Date) with respect to claims against such directors and officers arising from facts or events which occurred before the Effective Date, which insurance shall contain at least the same coverage and amounts, and contain terms and conditions no less advantageous, as that coverage currently provided by IALB; provided however, that if First Merchants is unable to obtain such endorsement, then First Merchants may purchase tail coverage under IALB’s existing director and officer liability insurance policy for such claims; provided further that in no event shall First Merchants be required to expend in the aggregate during each year of the Tail Coverage Period more than 1.5 times the annual amount paid by IALB for its director and officer liability insurance coverage prior to the Effective Date (the “Insurance Amount”); provided further, that if First Merchants is unable to maintain or obtain the insurance called for by this Section 8.5, First Merchants shall use its reasonable best efforts to obtain as much comparable insurance as is available for the Insurance Amount; provided, further, that officers and directors of IALB or the Bank may be required to make application and provide customary representations and warranties to First Merchants’ insurance carrier for the purpose of obtaining such insurance.

(b) Following the Effective Date, First Merchants will provide any IALB or Subsidiary officers, directors and employees who become officers, directors and employees of the Continuing Company or its subsidiaries with the same directors and officers liability insurance coverage and indemnification protections that First Merchants provides to other officers, directors and employees of First Merchants or its subsidiaries. In addition, First Merchants further agrees to indemnify and advance expenses to the current and former directors and officers of IALB and the Subsidiaries after the Effective Date, for all actions taken by them prior to the Effective Date in their respective capacities as directors and officers of IALB or the Subsidiaries to the same extent (and subject to the same limitations) as the indemnification provided by IALB and the Subsidiaries under their respective Articles of Incorporation and By-laws (as applicable) to such directors and officers immediately prior to the Effective Date and as permitted under applicable law. Notwithstanding the foregoing, the indemnity obligations contained herein shall be limited as may be required by applicable federal banking laws and regulations.

(c) All rights to indemnification and exculpation from liabilities for acts or omissions occurring on or prior to the Effective Date now existing in favor of the current or former directors or officers of IALB and the Subsidiaries as provided in their respective Articles of Incorporation and By-laws and any existing indemnification agreements or arrangements of IALB or the Subsidiaries described in the IALB Disclosure Letter, shall survive the Merger and shall continue in full force and effect in accordance with their terms to the extent permitted by law, and shall be honored by First Merchants following the Effective Date with respect to acts or omissions of such individuals occurring or alleged to occur on or prior to the Effective Date.

(d) In the event of any threatened or actual claim, action, suit, proceeding or investigation, whether civil, criminal or administrative, including, without limitation, any such claim, action suit, proceeding or investigation in which any individual who is now, or has been at any time prior to the date of this Agreement, or who becomes prior to the Effective Date, a director or officer of IALB or any Subsidiary (the “Indemnified Parties”), is, or is threatened to be, made a party based in whole or in part on, or arising in whole or in part out of, or pertaining to (i) the fact that he is or was a director, officer or employee of IALB or a Subsidiary or any of their predecessors or (ii) this Agreement or any of the transactions contemplated hereby, whether in any case asserted or arising before or on or after the Effective Date, the parties hereto agree to cooperate and use their best reasonable efforts to defend against and respond thereto.

(e) If First Merchants shall consolidate with or merge into any other entity and shall not be the continuing or surviving entity of such consolidation or merger or shall transfer all or substantially all of its assets to any entity, then and in each case, proper provision shall be made so that the successors and assigns of First Merchants shall assume the obligations set forth in this Section 8.5.

8.6 SEC and Other Reports. Promptly upon its becoming available, First Merchants shall furnish to IALB one (1) copy of each financial statement, report, notice, or proxy statement sent by First Merchants to its shareholders generally and of each regular or periodic report, registration statement or prospectus filed by First Merchants with the SEC or any successor agency, and of any notice or communication received by First Merchants from the SEC, which is not available on the SEC’s EDGAR internet database.

8.7 First Merchants Disclosure Letter. First Merchants shall supplement, amend and update as of the Effective Date the First Merchants Disclosure Letter with respect to any matters hereafter arising which, if in existence or having occurred as of the date of this Agreement, would have been required to be set forth or described in the First Merchants Disclosure Letter. If, at any time prior to the Effective Date, First Merchants becomes aware of a fact or matter that might indicate that any of the representations and warranties of First Merchants herein may be untrue, incorrect or misleading in any material respect, First Merchants shall promptly disclose such fact or matter to First Merchants in writing.

8.8 Adverse Actions. Neither First Merchants nor any First Merchants Subsidiary shall (a) take any action while knowing that such action would, or is reasonably likely to, prevent or impede the Merger from qualifying as a reorganization within the meaning of Section 368 of the Code; or (b) knowingly take any action that is intended or is reasonably likely to result in (i) any of its representations and warranties set forth in this Agreement being or becoming untrue in any respect at any time at or prior to the Effective Date, (ii) any of the conditions to the Merger set forth in Section 9 not being satisfied, (iii) a material violation of any provision of this Agreement, or (iv) a material delay in the consummation of the Merger except, in each case, as may be required by applicable law or regulation.

8.9 Cooperation. First Merchants shall generally cooperate with IALB and its officers, employees, attorneys, accountants and other agents, and, generally, do such other acts and things in good faith as may be reasonable, necessary or appropriate to timely effectuate the intents and purposes of this Agreement and the consummation of the transactions contemplated hereby.

8.10 Bank Merger Agreement. First Merchants shall cause the appropriate officers of FMB to execute and deliver the Bank Merger Agreement upon approval by FMB’s Board of Directors.

8.11 Preservation of Business. On and after the date of this Agreement and until the Effective Date or until this Agreement is terminated as herein provided, First Merchants and the First Merchants Subsidiaries shall (a) except as set forth in the First Merchants Disclosure Letter, carry on their business diligently, substantially in the same manner as heretofore conducted, and in the ordinary course of business; (b) use commercially reasonable efforts to preserve their business organizations intact, to keep their present officers and employees and to preserve their present relationship with customers and others having business dealings with them; and (c) not do or fail to do anything which will cause a material breach of, or material default in, any contract, agreement, commitment, obligation, understanding, arrangement, lease or license to which they are a party or by which they are or may be subject or bound.

8.12 Representation on FMC Board. First Merchants shall cause one (1) Person who is currently a member of the IALB Board of Directors (who shall be chosen by First Merchants after the opportunity for consultation regarding its choice having been afforded to IALB) to be vetted and appointed to the First Merchants Board of Directors according to the First Merchants Corporate Governance guidelines as soon as practicable after the Effective Date.

SECTION 9

CONDITIONS PRECEDENT TO THE MERGER AND THE BANK MERGER

The obligation of each of the parties hereto to consummate the transactions contemplated by this Agreement is subject to the satisfaction and fulfillment of each of the following conditions on or prior to the Effective Date:

9.1 Shareholder Approval. The shareholders of IALB shall have approved the Merger as required by applicable law.

9.2 Registration Statement Effective. First Merchants shall have registered its shares of First Merchants Common Stock to be issued to shareholders of IALB in accordance with this Agreement with the SEC pursuant to the 1933 Act, and all state securities and “blue sky” approvals and authorizations required to offer and sell such shares, if any, shall have been received by First Merchants. The Registration Statement shall have been declared effective by the SEC and no stop order shall have been issued or threatened. The shares of First Merchants Common Stock shall have been listed for trading on the NASDAQ Global Select Market (subject to official notice of issuance).

9.3 Tax Opinions.

(a) First Merchants shall have obtained an opinion of Bingham Greenebaum Doll LLP, in form and substance reasonably acceptable to the parties, dated on or about the Effective Date to the effect that the Merger effected pursuant to this Agreement shall constitute a reorganization within the meaning of Section 368(a) of the Code. Such opinion shall be based upon factual representations received by counsel from IALB and First Merchants, which representations may take the form of written certifications.

(b) IALB shall have received a letter from Bingham Greenebaum Doll LLP addressed to the shareholders of IALB, in form and substance reasonably acceptable to the parties, dated on or about the Effective Date, to the effect that such shareholders shall be permitted to rely on the opinion referred to in Section 9.3(a) above.

9.4 Regulatory Approvals. The Federal Reserve Board and the IDFI shall have authorized and approved the Merger and the transactions related thereto. The IDFI and FDIC shall have approved the Bank Merger and the transactions related thereto. In addition, all appropriate orders, consents, approvals and clearances from all other regulatory agencies and governmental authorities whose orders, consents, approvals or clearances are required by law for consummation of the transactions contemplated by this Agreement shall have been obtained. All regulatory approvals remain in full force and effect and all statutory waiting periods shall have expired or been terminated.

9.5 Officer’s Certificate. First Merchants and IALB shall have delivered to each other a certificate signed by their respective Chairman or President and their Secretary, dated the Effective Date, certifying that (a) all of the representations and warranties of their respective corporations are true, accurate and correct in all material respects on and as of the Effective Date, except that representations and warranties that are qualified by materiality or a Material Adverse Effect shall be true and correct in all respects, and provided that for those representations and warranties which address matters only as of an earlier date, then they shall be tested as of such earlier date; (b) all the covenants of their respective corporations have been complied with in all material respects from the date of this Agreement through and as of the Effective Date; and (c) their respective corporations have satisfied and fully complied with in all material respects all conditions necessary to make this Agreement effective as to them. Additionally IALB shall certify as to the number of shares of its capital stock are issued and outstanding as of the Effective Date.

9.6 No Judicial Prohibition. Neither IALB, the Bank nor First Merchants shall be subject to any order, decree or injunction of a court or agency of competent jurisdiction which enjoins or prohibits the consummation of the Merger or the Bank Merger.

9.7 IALB Fairness Opinion. IALB shall have obtained the IALB Fairness Opinion. Such opinion shall be provided orally to IALB Board of Directors on or prior to the date hereof and a written copy of such fairness opinion shall be delivered to IALB within thirty (30) days of the date hereof.

9.8 Bank Merger Agreement. FMB and the Bank shall have entered into the Bank Merger Agreement.

SECTION 10

TERMINATION OF MERGER

10.1 Manner of Termination. This Agreement and the transactions contemplated hereby may be terminated at any time prior to the Effective Date by written notice delivered by First Merchants to IALB or by IALB to First Merchants only for the following reasons:

(a) By the mutual consent of First Merchants and IALB, if the Board of Directors of each so determines by vote of a majority of the members of its entire Board;

(b) By First Merchants or IALB, if its respective Board of Directors so determines by vote of a majority of the members of its entire Board, in the event of either: (i) a material breach by the other party of any representation or warranty contained herein which breach cannot be or has not been cured within thirty (30) days after the giving of written notice to the breaching party of such breach; (ii) a material breach by the other party of any of the covenants or agreements contained herein, which breach cannot be or has not been cured within thirty (30) days after the giving of written notice to the breaching party of such breach; or (iii) any event, fact or circumstance shall have occurred with respect to the other party that has had or could be reasonably expected to have a Material Adverse Effect on such party;

(c) by either First Merchants or IALB, in the event of the failure of IALB’s shareholders to approve the Agreement at the Shareholder Meeting; provided, however, that IALB shall only be entitled to terminate the Agreement pursuant to this clause if it has complied in all material respects with its obligations under Section 7.1;

(d) by either First Merchants or IALB, if either (i) any approval, consent or waiver of any governmental or regulatory authority, agency, court, commission, or other administrative entity (“Governmental Entity”) required to permit consummation of the transactions contemplated by this Agreement shall have been denied and such denial has become final and non-appealable or (ii) any court or other Governmental Entity of competent jurisdiction shall have issued a final, unappealable order enjoining or otherwise prohibiting consummation of the transactions contemplated by this Agreement;

(e) By IALB or First Merchants, if the transaction contemplated herein has not been consummated by December 31, 2017; provided that the terminating party is not then in material breach of any representation, warranty, covenant or other agreement contained herein; and provided further, that if the sole impediment to closing is the lack of receipt of any necessary regulatory approvals described in Section 9.4, then such termination date shall be extended to March 31, 2018;

(f) By IALB, in accordance with the terms of Section 7.5(b) of this Agreement;

(g) By First Merchants, if IALB’s Board of Directors fails to make, withdraws or modifies its recommendation for IALB’s shareholders to vote in favor of the Merger following receipt of a written proposal for an Acquisition Proposal; or

(h) By First Merchants, (i) if IALB breaches in any material respect its notice obligations under Section 7.5(c) or (ii) if within sixty (60) days after giving First Merchants written notice pursuant to Section 7.5(c) of an Acquisition Proposal, IALB does not terminate all discussions, negotiations and information exchanges related to such Acquisition Proposal and provide First Merchants with written notice of such termination.

(i) By IALB, if IALB’s Board of Directors so determines by a majority vote of the members of such Board, at any time during the five (5) business day period commencing on the Determination Date if both of the following conditions are satisfied:

(i) The FMC Market Value is less than eighty percent (80%) of the Initial FMC Market Value; and

(ii) The quotient obtained by dividing the FMC Market Value by the Initial FMC Market Value (“Buyer Ratio”) shall be less than the quotient obtained by dividing the Final Index Price by the Initial Index Price, minus 0.20 (the “Index Ratio”)

If IALB elects to exercise its termination right pursuant to this Section 10.1(i), it shall give prompt written notice thereof to First Merchants. During the five (5) business day period commencing with its receipt of such notice, First Merchants shall have the option to increase the Exchange Ratio, at its sole discretion, to (x) the quotient, the numerator of which is equal to the product of the Initial FMC Market Value, the Exchange Ratio (as then in effect) and the Index Ratio, and the denominator of which is equal to the FMC Market Value, or (y) the quotient determined by dividing the Initial FMC Market Value by the FMC Market Value, and multiplying the quotient by the product of the Exchange Ratio (as then in effect) and 0.80. If First Merchants so elects, it shall give, within such five (5) business day period, written notice to IALB of such election and the revised Exchange Ratio, whereupon no termination shall be deemed to have occurred pursuant to this Section 10.1(i) and this Agreement shall remain in full force and effect in accordance with its terms, except as the Exchange Ratio shall have been so modified.

For purposes of this Section 10.1(i), the following terms shall have the meanings indicated below:

“Determination Date” shall mean the later of the date on which (i) all regulatory approvals required pursuant to Section 9.4 (and waivers, if applicable) have been received (disregarding any waiting period), and (ii) the approval of this Agreement, the Merger and any other matter required to be approved by the shareholders of IALB in order to consummate the Merger and the transactions contemplated herein is obtained.

“Final Index Price” means the average of the closing price of the Index on each of ten (10) consecutive trading days immediately preceding the Determination Date.

“FMC Market Value” shall be the average of the daily closing sales prices of a share of First Merchants Common Stock as reported on NASDAQ for the ten (10) consecutive trading days immediately preceding the Determination Date.

“Index” means the NASDAQ Bank Index; provided, however, that if the NASDAQ Bank Index is not available for any reason, “Index” shall mean such substitute or similar index as substantially replicates the NASDAQ Bank Index.

“Initial FMC Market Value” means the average of the daily closing sales prices of a share of First Merchants Common Stock, as reported on NASDAQ, for the ten (10) consecutive trading days immediately preceding the date of this Agreement.

“Initial Index Price” means the average of the closing prices of the Index for the ten (10) consecutive trading days immediately preceding the date of this Agreement.

If First Merchants or any company belonging to the Index declares or effects a stock split, stock dividend, recapitalization, reclassification, or similar transaction with respect to the outstanding common stock, and the record date therefor shall be after the date of this Agreement and prior to the Determination Date, the prices for the common stock of such company shall be proportionately and appropriately adjusted for the purpose of applying this Section 10.1(i).

(j) By First Merchants if greater than twenty percent (20%) of the outstanding shares of IALB Common Stock have become and remain Dissenting Shares as described in Section 4.

10.2 Effect of Termination. Except as provided below, in the event that this Agreement is terminated pursuant to the provisions of Section 10.1 hereof, this Agreement shall forthwith become void and, no party shall have any liability to any other party for costs, expenses, damages or otherwise, except that Sections 7.8, 8.4, 10.2, 13.9, and 13.12 shall survive any termination of this Agreement; provided, however, that notwithstanding the foregoing, in the event that this Agreement is terminated pursuant to Section 10.1(b)(i) and (ii) hereof on account of a willful breach of any of the representations and warranties set forth herein or any willful breach of any of the agreements set forth herein, then the non-breaching party shall be entitled to recover appropriate damages from the breaching party, including, without limitation, reimbursement to the non-breaching party of its costs, fees and expenses (including attorneys’, accountants’ and advisors’ fees and expenses) incident to the negotiation, preparation and execution of this Agreement and related documentation; provided further, however, that nothing in the foregoing proviso shall be deemed to constitute liquidated damages for the breach by a party of the terms of this Agreement or otherwise limit the rights of the non-breaching party. Notwithstanding the foregoing, in the event of termination by IALB in accordance with Section 10.1(f) or by First Merchants in accordance with Section 10.1(g), Section 10.1(h)(i) or Section 10.1(h)(ii), then IALB shall pay First Merchants the sum of Five Million and 00/100 Dollars ($5,000,000.00) as a termination fee. Such payment shall be made within ten (10) days of the date of notice of termination. First Merchants shall also be entitled to recover from IALB its reasonable attorneys’ fees incurred in the enforcement of this provision. The termination fee payable by the Company constitutes liquidated damages and not a penalty and shall be the sole remedy of First Merchants in the event of termination of this Agreement based on Sections 10.1(f), 10.1(g), 10.1(h)(i) or 10.1(h)(ii).

SECTION 11

EFFECTIVE DATE OF MERGER

Subject to the terms and upon satisfaction of all requirements of law and the conditions specified in this Agreement, the Merger shall become effective at the close of business on the day specified in the Articles of Merger of IALB with and into First Merchants (the “Articles of Merger”) as filed with the Secretary of State of the State of Indiana (the “Effective Date”). Unless otherwise agreed to by the parties, the Effective Date shall be no later than the last business day of the month in which both (a) any waiting period following the last approval of the Merger and Bank Merger by a state or federal regulatory agency or governmental authority expires and (b) the conditions precedent to the Merger and the Bank Merger outlined in Section 9 have been satisfied.

SECTION 12

CLOSING

12.1 Closing Date and Place. The closing of the Merger (the “Closing”) and the Bank Merger shall take place at the main office of First Merchants on the Effective Date or at such other time and place as mutually agreed to by First Merchants and IALB.

12.2 Merger-Articles of Merger. Subject to the provisions of this Agreement, on the Effective Date, the Articles of Merger shall be duly filed with the Secretary of State of the State of Indiana.

12.3 Bank Merger-Articles of Merger. Subject to the provisions of this Agreement, on the Effective Date, the articles of merger or other filings necessary to consummate the Bank Merger shall be duly filed.

SECTION 13

MISCELLANEOUS

13.1 Effective Agreement. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns, but none of the provisions hereof shall inure to the benefit of any other person, firm, or corporation whomsoever; except that (a) the terms and provisions of Sections 8.2(c) and 8.5 of this Agreement shall inure to the benefit of the current and former employees, officers and directors of IALB, as applicable, as specified in such sections and shall be enforceable by such individuals against First Merchants, and (b) the terms and provisions of Section 3.4 shall inure to the benefit of the former shareholders of IALB. Neither this Agreement nor any of the rights, interests, or obligations hereunder shall be assigned or transferred by either party hereto without the prior written consent of the other party.

13.2 Waiver; Amendment.

(a) First Merchants and IALB may, by an instrument in writing executed in the same manner as this Agreement: (i) extend the time for the performance of any of the covenants or agreements of the other party under this Agreement; (ii) waive any inaccuracies in the representations or warranties of the other party contained in this Agreement or in any document delivered pursuant hereto or thereto; (iii) waive the performance by the other party of any of the covenants or agreements to be performed by it or them under this Agreement; or (iv) waive the satisfaction or fulfillment of any condition the nonsatisfaction or nonfulfillment of which is a condition to the right of the party so waiving to terminate this Agreement. The waiver by any party hereto of a breach of any provision of this Agreement shall not operate or be construed as a waiver of any other or subsequent breach hereunder.

(b) Notwithstanding the prior approval by the shareholders of IALB, this Agreement may be amended, modified or supplemented by the written agreement of IALB, First Merchants, the Bank and FMB without further approval of such shareholders, except that no such amendment, modification or supplement shall decrease the consideration specified in Section 3 hereof, or shall otherwise materially adversely affect the rights of the shareholders of IALB or the tax consequences of the Merger to the shareholders of IALB without the further approval of such shareholders.

13.3 Notices. Any and all notices or other communications required or permitted under this Agreement shall be in writing and shall be deemed to be given (i) when delivered in person, or (ii) on the day of transmission if sent via facsimile transmission to the facsimile number given below, provided telephonic confirmation of receipt is obtained promptly after completion of transmission, or (iii) on the fifth (5th) day after sent by certified or registered mail, postage prepaid, return receipt requested, addressed as follows:

If to First Merchants:	With a copy to:

200 E. Jackson Street Muncie, IN 47305 Attn: Brian T. Hunt, Esq. General Counsel FAX: (765) 741-7283	Bingham Greenebaum Doll LLP 2700 Market Tower 10 West Market Street Indianapolis, Indiana 46204-2982 Attn: Jeremy E. Hill, Esq. FAX: (317) 236-9907

If to IALB:	With a copy to:

118 East Ludwig Road Fort Wayne, IN 46825 Attn: Michael C. Marhenke President and Chief Executive Officer FAX: (260) 627-6522	Shumaker, Loop & Kendrick LLP 1000 Jackson Street Toledo, OH 43604 Attn: Martin D. Werner, Esq. FAX: (419) 241-6894

or to such substituted address as any of them have given to the other in writing.

13.4 Headings. The headings in this Agreement have been inserted solely for the ease of reference and should not be considered in the interpretation or construction of this Agreement.

13.5 Severability. In case any one or more of the provisions contained herein shall, for any reason, be held to be invalid, illegal, or unenforceable in any respect, such invalidity, illegality, or unenforceability shall not affect any other provision of this Agreement, but this Agreement shall be construed as if such invalid, illegal, or unenforceable provision or provisions had never been contained herein.

13.6 Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be an original, but such counterparts shall together constitute one and the same instrument. In addition, this Agreement and the documents to be delivered hereunder may be executed by the parties hereto either manually or by facsimile signatures, each of which shall constitute an original signature.

13.7 Governing Law. This Agreement is executed in and shall be construed in accordance with the laws of the State of Indiana, without regard to choice of law principles.

13.8 Entire Agreement. This Agreement supersedes any other agreement, whether oral or written, between First Merchants and IALB relating to the matters contemplated hereby, and constitutes the entire agreement between the parties hereto.

13.9 Expenses. First Merchants and IALB shall each pay their own expenses incidental to the transactions contemplated hereby. It is understood that the fees of the investment bankers for the fairness opinion desired hereunder shall be borne by the engaging party whether or not the Merger is consummated. This provision shall survive the Effective Date or the earlier termination of this Agreement.

13.10 Securityholder Litigation. Each party shall notify the other party hereto in writing of any litigation related to this Agreement, the Merger or the other transactions contemplated by this Agreement that is brought, or, to the knowledge of either party, threatened in writing, against it and/or the members of its Board of Directors (any such litigation and/or the executive officers or members of the Board of Directors of a party (a “Transaction Litigation”)), and shall keep the other party reasonably informed with respect to the status thereof. Each party shall give the other party the opportunity to participate in the defense or settlement of any Transaction Litigation, and, except to the extent required by applicable law, neither party shall settle, agree to any undertakings or approve or otherwise agree to any waiver that may be sought in connection with such Transaction Litigation, without the prior written consent of the other party (which shall not be unreasonably withheld, conditioned or delayed).

13.11 Certain Definitions. For purposes of this Agreement, “IALB’s Management” means any of Michael C. Marhenke, and Kevin J. Himmelhaver; and “First Merchants’ Management” means any of Michael C. Rechin and Mark K. Hardwick. The phrases “to the knowledge of”, “known to” and similar formulations with respect to IALB’s Management or First Merchants Management means matters that are within the actual conscious knowledge of such persons after due inquiry. For purposes of this Agreement, “business day” means any day other than a Saturday, Sunday or other day that a federal savings bank or a national banking association is authorized or required by applicable law to be closed.

13.12 Survival of Contents. The provisions of Sections 7.8, 8.4, 10.2, 13.9 and this Section 13.12 shall survive beyond the termination of this Agreement. The provisions of Sections 7.8, 8.2, 8.4, 8.5, 13.9 and this Section 13.12 shall survive beyond the Effective Date.

[THIS SPACE INTENTIONALLY LEFT BLANK.]

IN WITNESS WHEREOF, First Merchants and IALB have made and entered into this Agreement as of the day and year first above written and have caused this Agreement to be executed and attested by their duly authorized officers.

FIRST MERCHANTS CORPORATION

By:	/s/ Michael C. Rechin
Michael C. Rechin, President and Chief Executive Officer

INDEPENDENT ALLIANCE BANKS, INC.

By:	/s/ Michael C. Marhenke
Michael C. Marhenke, President and Chief Executive Officer

EXHIBIT A

AGREEMENT AND PLAN OF MERGER

Merging

IAB FINANCIAL BANK,

an Indiana commercial bank,

with and into

FIRST MERCHANTS BANK

an Indiana commercial bank

THIS AGREEMENT AND PLAN OF MERGER (this “Agreement and Plan”), made and entered into as of the      day of             , 2017, by and between FIRST MERCHANTS BANK, an Indiana commercial bank (“FMB”), and IAB FINANCIAL BANK, an Indiana commercial bank (the “Bank”) (FMB and the Bank are sometimes referred to collectively as the “Constituent Companies”).

WITNESSETH

WHEREAS, the Constituent Companies desire to consummate the business combination transaction outlined in this Agreement and Plan pursuant to which the Bank will merge with and into FMB in accordance with 12 U.S.C. §1828(c) and the Indiana Financial Institutions Act (collectively, the “Law”);

WHEREAS, this Agreement and Plan is being executed in connection with, and the consummation of this Agreement and Plan is expressly contingent upon the closing of, that certain Agreement and Plan of Reorganization and Merger (the “Merger Agreement”) between First Merchants Corporation, an Indiana corporation (“First Merchants”) and Independent Alliance Banks, Inc., an Indiana corporation (“IALB”) dated as of February 17, 2017 (the “Holding Company Merger”);

WHEREAS, the Boards of Directors of both FMB and the Bank have approved the transactions contemplated by this Agreement;

WHEREAS, First Merchants, as the sole shareholder of FMB, and IALB, as the sole shareholder of the Bank, have also approved the transactions contemplated by this Agreement and Plan;

NOW, THEREFORE, in consideration of the premises and of the mutual provisions, agreements, covenants, conditions and grants contained in this Agreement and Plan, and in accordance with the provisions of the Law, the parties mutually covenant and agree as follows:

ARTICLE I

THE MERGER

1.1 The Merger. At the “Effective Time” (as defined below), the Bank shall be merged with and into FMB in accordance with applicable provisions of the Law (the “Merger”). The separate existence and company organization of the Bank shall cease, and the company existence of FMB, including all its purposes, powers and objectives, shall continue unaffected and unimpaired by the Merger. FMB shall continue to be governed by the laws applicable to state-chartered nonmember commercial banks under the Law and the regulations promulgated thereunder and shall succeed to all the rights, privileges, immunities, powers, duties and liabilities of the Bank as set forth in the Law.

1.2 Further Assurances. If, after the Effective Time, FMB shall consider or be advised that any further deeds, assignments or assurances in the Law or any other things are necessary or desirable to (a) vest, perfect or confirm, of record or otherwise, in FMB, its right, title or interest in, to or under any rights, properties or assets of the Bank, or (b) otherwise carry out the purposes of this Agreement and Plan, the Bank and its officers and directors shall be deemed to have granted to FMB an irrevocable power of attorney to execute and deliver all such deeds, assignments or assurances in law and to do all acts necessary or proper to vest, perfect or confirm title to and possession of such rights, properties or assets in FMB and otherwise to carry out the purposes of this Agreement and Plan, and the officers and directors of FMB are authorized in the name of the Bank or otherwise to take any and all such action.

1.3 Offices. Immediately following the Merger, FMB’s principal office shall be located at 200 East Jackson Street, Muncie, Indiana 47305 and the Bank’s principal office at 118 East Ludwig Road, Fort Wayne, Indiana 46825 shall become a branch office of FMB.

1.4 Savings Accounts. By virtue of the Merger, savings accounts held at the Bank shall automatically, by operation of law, become savings accounts held at FMB.

ARTICLE II

ARTICLES OF INCORPORATION, CODE OF BYLAWS,

BOARD OF DIRECTORS AND OFFICERS

2.1 Name. The name of the surviving bank shall be “First Merchants Bank.”

2.2 Articles of Incorporation. The Articles of Incorporation of FMB shall be the Articles of Incorporation of the surviving bank.

2.3 Code of Bylaws. The Code of Bylaws of FMB (the “Code of Bylaws”) shall be the Code of Bylaws of the surviving bank.

2.4 Officers and Directors. The directors of FMB shall all remain directors of the surviving bank and shall hold such offices from the Effective Time until their respective successors are duly elected and qualified in the manner provided in the Code of Bylaws. The officers of FMB shall all remain officers of the surviving bank and shall hold such offices from the Effective Time until their respective successors are duly elected and qualified in the manner provided in the Code of Bylaws.

ARTICLE III

CAPITAL STOCK OF THE SURVIVING BANK

3.1 Shares of the Bank. At the Effective Time, by virtue of the Merger and without any further action on the part of FMB or the Bank, all nine thousand (9,000) issued and outstanding shares of the common capital stock of the Bank, whose separate existence shall cease, shall automatically and by operation of law be canceled, void and of no further effect.

3.2 Shares of FMB. At the Effective Time, by virtue of the Merger and without any further action on the part of FMB or the Bank, all one hundred fourteen thousand (114,000) issued and outstanding shares of the common capital stock of FMB, shall represent all of the issued and outstanding shares of the common capital stock of the surviving bank.

ARTICLE IV

NO DISSENTING SHAREHOLDERS

First Merchants, as the sole shareholder of FMB, and IALB, as the sole shareholder of the Bank, have approved and consented to this Merger.

ARTICLE V

GENERAL PROVISIONS

5.1 Condition Precedent to Closing. The following conditions must be satisfied prior to the closing of the Merger:

(a) appropriate approvals must be obtained from or notices filed with the Indiana Department of Financial Institutions and the Federal Deposit Insurance Corporation; and

(b) the Holding Company Merger must occur.

5.2 Effective Time. The Merger shall become effective immediately following the Holding Company Merger, or such later time as designated by First Merchants and otherwise approved by the Indiana Department of Financial Institutions and the Federal Deposit Insurance Corporation (the “Effective Time”).

5.3 Manner of Termination. This Agreement and Plan and the transactions contemplated hereby may be terminated at any time prior to the Effective Time:

(a) by the mutual consent of FMB and the Bank; or

(b) automatically and without further action by either FMB or the Bank if the Merger Agreement is terminated for any reason.

5.4 Effect of Termination. Upon termination as provided in Section 5.3, this Agreement and Plan shall be void and of no further force or effect, and there shall be no obligation on the part of FMB or the Bank or their respective officers, directors, employees, agents, or shareholders, except for payment of their respective expenses in connection with this Agreement and Plan.

[The remainder of this page was intentionally left blank.]

IN WITNESS WHEREOF, the parties have executed this Agreement and Plan by their respective officers duly authorized as of the date and year first above written.

“FMB”	FIRST MERCHANTS BANK, an Indiana state commercial bank, By: Printed: Michael C. Rechin Its: President and Chief Executive Officer
ATTEST: Secretary/Cashier

“BANK”	IAB FINANCIAL BANK, an Indiana state commercial bank, By: Printed: Michael C. Marhenke Its: President and Chief Executive Officer
ATTEST: Secretary/Cashier

ANNEX B

CHAPTER 44 OF THE INDIANA BUSINESS CORPORATION LAW

INDIANA CODE § 23-1-44

DISSENTERS’ RIGHTS

IC 23-1-44-1

“Corporation” defined

Sec. 1. As used in this chapter, “corporation” means the issuer of the shares held by a dissenter before the corporate action, or the surviving or acquiring corporation by merger or share exchange of that issuer.

IC 23-1-44-2

“Dissenter” defined

Sec. 2. As used in this chapter, “dissenter” means a shareholder who is entitled to dissent from corporate action under section 8 of this chapter and who exercises that right when and in the manner required by sections 10 through 18 of this chapter.

IC 23-1-44-3

“Fair value” defined

Sec. 3. As used in this chapter, “fair value”, with respect to a dissenter’s shares, means the value of the shares immediately before the effectuation of the corporate action to which the dissenter objects, excluding any appreciation or depreciation in anticipation of the corporate action unless exclusion would be inequitable.

IC 23-1-44-4

“Interest” defined

Sec. 4. As used in this chapter, “interest” means interest from the effective date of the corporate action until the date of payment, at the average rate currently paid by the corporation on its principal bank loans or, if none, at a rate that is fair and equitable under all the circumstances.

IC 23-1-44-4.5

“Preferred shares” defined

Sec. 4.5. As used in this chapter, “preferred shares” means a class or series of shares in which the holders of the shares have preference over any other class or series with respect to distributions.

IC 23-1-44-5

“Record shareholder” defined

Sec. 5. As used in this chapter, “record shareholder” means the person in whose name shares are registered in the records of a corporation or the beneficial owner of shares to the extent that treatment as a record shareholder is provided under a recognition procedure or a disclosure procedure established under IC 23-1-30-4.

IC 23-1-44-6

“Beneficial shareholder” defined

Sec. 6. As used in this chapter, “beneficial shareholder” means the person who is a beneficial owner of shares held by a nominee as the record shareholder.

IC 23-1-44-7

“Shareholder” defined

Sec. 7. As used in this chapter, “shareholder” means the record shareholder or the beneficial shareholder.

IC 23-1-44-8

Right to dissent and obtain payment for shares

Sec. 8.

(a)	A shareholder is entitled to dissent from, and obtain payment of the fair value of the shareholder’s shares in the event of, any of the following corporate actions:

(1)	Consummation of a plan of merger to which the corporation is a party if:

(A) shareholder approval is required for the merger by IC 23-1-40-3 or the articles of incorporation; and

(B) the shareholder is entitled to vote on the merger.

(2)	Consummation of a plan of share exchange to which the corporation is a party as the corporation whose shares will be acquired, if the shareholder is entitled to vote on the plan.

(3)	Consummation of a sale or exchange of all, or substantially all, of the property of the corporation other than in the usual and regular course of business, if the shareholder is entitled to vote on the sale or exchange, including a sale in dissolution, but not including a sale pursuant to court order or a sale for cash pursuant to a plan by which all or substantially all of the net proceeds of the sale will be distributed to the shareholders within one (1) year after the date of sale.

(4)	The approval of a control share acquisition under IC 23-1-42.

(5)	Any corporate action taken pursuant to a shareholder vote to the extent the articles of incorporation, bylaws, or a resolution of the board of directors provides that voting or nonvoting shareholders are entitled to dissent and obtain payment for their shares.

(b)	This section does not apply to the holders of shares of any class or series if, on the date fixed to determine the shareholders entitled to receive notice of and vote at the meeting of shareholders at which the merger, plan of share exchange, or sale or exchange of property is to be acted on, the shares of that class or series were a covered security under Section 18(b)(1)(A) or 18(b)(1)(B) of the Securities Act of 1933, as amended.

(c)	The articles of incorporation as originally filed or any amendment to the articles of incorporation may limit or eliminate the right to dissent and obtain payment for any class or series of preferred shares. However, any limitation or elimination contained in an amendment to the articles of incorporation that limits or eliminates the right to dissent and obtain payment for any shares:

(1)	that are outstanding immediately before the effective date of the amendment; or

(2)	that the corporation is or may be required to issue or sell after the effective date of the amendment under any exchange or other right existing immediately before the effective date of the amendment; does not apply to any corporate action that becomes effective within one (1) year of the effective date of the amendment if the action would otherwise afford the right to dissent and obtain payment.

(d)	A shareholder:

(1)	who is entitled to dissent and obtain payment for the shareholder’s shares under this chapter; or

(2)	who would be so entitled to dissent and obtain payment but for the provisions of subsection (b); may not challenge the corporate action creating (or that, but for the provisions of subsection (b), would have created) the shareholder’s entitlement.

(e)	Subsection (d) does not apply to a corporate action that was approved by less than unanimous consent of the voting shareholders under IC 23-1-29-4.5(b) if both of the following apply:

(1)	The challenge to the corporate action is brought by a shareholder who did not consent and as to whom notice of the approval of the corporate action was not effective at least ten (10) days before the corporate action was effected.

(2)	The proceeding challenging the corporate action is commenced not later than ten (10) days after notice of the approval of the corporate action is effective as to the shareholder bringing the proceeding.

IC 23-1-44-9

Dissenters’ rights of beneficial shareholder

Sec. 9.

(a)	A record shareholder may assert dissenters’ rights as to fewer than all the shares registered in the shareholder’s name only if the shareholder dissents with respect to all shares beneficially owned by any one (1) person and notifies the corporation in writing of the name and address of each person on whose behalf the shareholder asserts dissenters’ rights. The rights of a partial dissenter under this subsection are determined as if the shares as to which the shareholder dissents and the shareholder’s other shares were registered in the names of different shareholders.

(b)	A beneficial shareholder may assert dissenters’ rights as to shares held on the shareholder’s behalf only if:

(1)	the beneficial shareholder submits to the corporation the record shareholder’s written consent to the dissent not later than the time the beneficial shareholder asserts dissenters’ rights; and

(2)	the beneficial shareholder does so with respect to all the beneficial shareholder’s shares or those shares over which the beneficial shareholder has power to direct the vote.

IC 23-1-44-10

Proposed action creating dissenters’ rights; notice

Sec. 10.

(a)	If proposed corporate action creating dissenters’ rights under section 8 of this chapter is submitted to a vote at a shareholders’ meeting, the meeting notice must state that shareholders are or may be entitled to assert dissenters’ rights under this chapter.

(b)	If corporate action creating dissenters’ rights under section 8 of this chapter is taken without a vote of shareholders, the corporation shall notify in writing all shareholders entitled to assert dissenters’ rights that the action was taken and send them the dissenters’ notice described in section 12 of this chapter.

IC 23-1-44-11

Proposed action creating dissenters’ rights; assertion of dissenters’ rights

Sec. 11.

(a)	If proposed corporate action creating dissenters’ rights under section 8 of this chapter is submitted to a vote at a shareholders’ meeting, a shareholder who wishes to assert dissenters’ rights:

(1)	must deliver to the corporation before the vote is taken written notice of the shareholder’s intent to demand payment for the shareholder’s shares if the proposed action is effectuated; and

(2)	must not vote the shareholder’s shares in favor of the proposed action.

(b)	A shareholder who does not satisfy the requirements of subsection (a) is not entitled to payment for the shareholder’s shares under this chapter.

IC 23-1-44-12

Dissenters’ notice; contents

Sec. 12.

(a)	If proposed corporate action creating dissenters’ rights under section 8 of this chapter is authorized at a shareholders’ meeting, the corporation shall deliver a written dissenters’ notice to all shareholders who satisfied the requirements of section 11 of this chapter.

(b)	The dissenters’ notice must be sent no later than ten (10) days after approval by the shareholders, or if corporate action is taken without approval by the shareholders, then ten (10) days after the corporate action was taken. The dissenters’ notice must:

(1)	state where the payment demand must be sent and where and when certificates for certificated shares must be deposited;

(2)	inform holders of uncertificated shares to what extent transfer of the shares will be restricted after the payment demand is received;

(3)	supply a form for demanding payment that includes the date of the first announcement to news media or to shareholders of the terms of the proposed corporate action and requires that the person asserting dissenters’ rights certify whether or not the person acquired beneficial ownership of the shares before that date;

(4)	set a date by which the corporation must receive the payment demand, which date may not be fewer than thirty (30) nor more than sixty (60) days after the date the subsection (a) notice is delivered; and

(5)	be accompanied by a copy of this chapter.

IC 23-1-44-13

Demand for payment and deposit of shares by shareholder

Sec. 13.

(a)	A shareholder sent a dissenters’ notice described in IC 23-1-42-11 or in section 12 of this chapter must demand payment, certify whether the shareholder acquired beneficial ownership of the shares before the date required to be set forth in the dissenter’s notice under section 12(b) (3) of this chapter, and deposit the shareholder’s certificates in accordance with the terms of the notice.

(b)	The shareholder who demands payment and deposits the shareholder’s shares under subsection (a) retains all other rights of a shareholder until these rights are cancelled or modified by the taking of the proposed corporate action.

(c)	A shareholder who does not demand payment or deposit the shareholder’s share certificates where required, each by the date set in the dissenters’ notice, is not entitled to payment for the shareholder’s shares under this chapter and is considered, for purposes of this article, to have voted the shareholder’s shares in favor of the proposed corporate action.

IC 23-1-44-14

Uncertificated shares; restriction on transfer; dissenters’ rights

Sec. 14.

(a)	The corporation may restrict the transfer of uncertificated shares from the date the demand for their payment is received until the proposed corporate action is taken or the restrictions released under section 16 of this chapter.

(b)	The person for whom dissenters’ rights are asserted as to uncertificated shares retains all other rights of a shareholder until these rights are cancelled or modified by the taking of the proposed corporate action.

IC 23-1-44-15

Payment to dissenter

Sec. 15.

(a)	Except as provided in section 17 of this chapter, as soon as the proposed corporate action is taken, or, if the transaction did not need shareholder approval and has been completed, upon receipt of a payment demand, the corporation shall pay each dissenter who complied with section 13 of this chapter the amount the corporation estimates to be the fair value of the dissenter’s shares.

(b)	The payment must be accompanied by:

(1)	the corporation’s balance sheet as of the end of a fiscal year ending not more than sixteen (16) months before the date of payment, an income statement for that year, a statement of changes in shareholders’ equity for that year, and the latest available interim financial statements, if any;

(2)	a statement of the corporation’s estimate of the fair value of the shares; and

(3)	a statement of the dissenter’s right to demand payment under section 18 of this chapter.

IC 23-1-44-16

Failure to take action; return of certificates; new action by corporation

Sec. 16.

(a)	If the corporation does not take the proposed action within sixty (60) days after the date set for demanding payment and depositing share certificates, the corporation shall return the deposited certificates and release the transfer restrictions imposed on uncertificated shares.

(b)	If after returning deposited certificates and releasing transfer restrictions, the corporation takes the proposed action, it must send a new dissenters’ notice under section 12 of this chapter and repeat the payment demand procedure.

IC 23-1-44-17

Withholding payment by corporation; corporation’s estimate of fair value; after-acquired shares

Sec. 17.

(a)	A corporation may elect to withhold payment required by section 15 of this chapter from a dissenter unless the dissenter was the beneficial owner of the shares before the date set forth in the dissenters’ notice as the date of the first announcement to news media or to shareholders of the terms of the proposed corporate action.

(b)

To the extent the corporation elects to withhold payment under subsection (a), after taking the proposed corporate action, it shall estimate the fair value of the shares and shall pay this amount to each dissenter who agrees to accept it in full satisfaction of the dissenter’s demand. The corporation shall send with its offer a statement of its estimate of the fair value of the shares and a statement of the dissenter’s right to demand payment under section 18 of this chapter.

IC 23-1-44-18

Dissenters’ estimate of fair value; demand for payment; waiver

Sec. 18.

(a)	A dissenter may notify the corporation in writing of the dissenter’s own estimate of the fair value of the dissenter’s shares and demand payment of the dissenter’s estimate (less any payment under section 15 of this chapter), or reject the corporation’s offer under section 17 of this chapter and demand payment of the fair value of the dissenter’s shares, if:

(1)	the dissenter believes that the amount paid under section 15 of this chapter or offered under section 17 of this chapter is less than the fair value of the dissenter’s shares;

(2)	the corporation fails to make payment under section 15 of this chapter within sixty (60) days after the date set for demanding payment; or

(3)	the corporation, having failed to take the proposed action, does not return the deposited certificates or release the transfer restrictions imposed on uncertificated shares within sixty (60) days after the date set for demanding payment.

(b)	A dissenter waives the right to demand payment under this section unless the dissenter notifies the corporation of the dissenter’s demand in writing under subsection (a) within thirty (30) days after the corporation made or offered payment for the dissenter’s shares.

IC 23-1-44-19

Court proceeding to determine fair value; judicial appraisal

Sec. 19.

(a)	If a demand for payment under IC 23-1-42-11 or under section 18 of this chapter remains unsettled, the corporation shall commence a proceeding within sixty (60) days after receiving the payment demand and petition the court to determine the fair value of the shares. If the corporation does not commence the proceeding within the sixty (60) day period, it shall pay each dissenter whose demand remains unsettled the amount demanded.

(b)	The corporation shall commence the proceeding in the circuit or superior court of the county where a corporation’s principal office (or, if none in Indiana, its registered office) is located. If the corporation is a foreign corporation without a registered office in Indiana, it shall commence the proceeding in the county in Indiana where the registered office of the domestic corporation merged with or whose shares were acquired by the foreign corporation was located.

(c)	The corporation shall make all dissenters (whether or not residents of this state) whose demands remain unsettled parties to the proceeding as in an action against their shares and all parties must be served with a copy of the petition. Nonresidents may be served by registered or certified mail or by publication as provided by law.

(d)	The jurisdiction of the court in which the proceeding is commenced under subsection (b) is plenary and exclusive. The court may appoint one (1) or more persons as appraisers to receive evidence and recommend decision on the question of fair value. The appraisers have the powers described in the order appointing them or in any amendment to it. The dissenters are entitled to the same discovery rights as parties in other civil proceedings.

(e)	Each dissenter made a party to the proceeding is entitled to judgment:

(1)	for the amount, if any, by which the court finds the fair value of the dissenter’s shares, plus interest, exceeds the amount paid by the corporation; or

(2)	for the fair value, plus accrued interest, of the dissenter’s after-acquired shares for which the corporation elected to withhold payment under section 17 of this chapter.

IC 23-1-44-20

Costs; fees; attorney’s fees

Sec. 20.

(a)	The court in an appraisal proceeding commenced under section 19 of this chapter shall determine all costs of the proceeding, including the reasonable compensation and expenses of appraisers appointed by the court. The court shall assess the costs against such parties and in such amounts as the court finds equitable.

(b)	The court may also assess the fees and expenses of counsel and experts for the respective parties, in amounts the court finds equitable:

(1)	against the corporation and in favor of any or all dissenters if the court finds the corporation did not substantially comply with the requirements of sections 10 through 18 of this chapter; or

(2)	against either the corporation or a dissenter, in favor of any other party, if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously, or not in good faith with respect to the rights provided by this chapter.

(c)	If the court finds that the services of counsel for any dissenter were of substantial benefit to other dissenters similarly situated and that the fees for those services should not be assessed against the corporation, the court may award to these counsel reasonable fees to be paid out of the amounts awarded the dissenters who were benefited.

ANNEX C

OPINION OF PROBANK AUSTIN

7205 W. Central Avenue Toledo, OH 43617 419.841.8521 www.probank.com www.austinassociates.com

February 17, 2017

Board of Directors

Independent Alliance Banks Inc.

118 East Ludwig Road

Fort Wayne, IN 46825

Members of the Board:

You have requested our opinion as to the fairness, from a financial point of view, to Independent Alliance Banks, Inc. (“IALB”) and its shareholders, of the Exchange Ratio (as defined below) pursuant to the Agreement and Plan of Reorganization and Merger dated as of February 17, 2017 (the “Agreement”) by and between First Merchants Corporation (“First Merchants”) and IALB. The Agreement provides for the merger of IALB with and into First Merchants, with First Merchants being the surviving company. Capitalized terms used herein without definition shall have the meanings given to such terms in the Agreement.

The financial terms of the Agreement provide that IALB shareholders shall be entitled to receive in exchange for each IALB common share (“IALB Common Stock), 1.6530 (the “Exchange Ratio”) shares of First Merchants’ common stock.

ProBank Austin as part of its investment banking practice is customarily engaged in advising and valuing financial institutions in connection with mergers and acquisitions and other corporate transactions. In connection with rendering our opinion set forth herein, we have reviewed among other things:

(i)	the Agreement dated as of February 17, 2017;

(ii)	certain publicly available financial statements and other historical financial information of IALB and First Merchants that we deemed relevant;

(iii)	certain non-public internal financial and operating data of IALB and First Merchants that were prepared and provided to us by the respective management of IALB and First Merchants;

(iv)	internal financial projections for IALB for the year ending December 31, 2017 prepared by and reviewed with management of IALB;

(v)	internal financial projections for First Merchants for the year ending December 31, 2017 prepared by and reviewed with management of First Merchants;

(vi)	the pro forma financial impact of the Merger on First Merchants, based on assumptions relating to transaction expenses, acquisition accounting adjustments and cost savings as discussed with representatives of First Merchants;

(vii)	the pro forma financial impact to First Merchants relating to its announced acquisition of Arlington Bank on January 25, 2017 as discussed with representatives of First Merchants;

(viii)	publicly reported historical stock price and trading activity for IALB and First Merchants’ common stock, including an analysis of certain financial and stock information of certain other publicly traded companies deemed comparable to IALB and First Merchants;

Louisville	Nashville	Toledo

Board of Directors Independent Alliance Banks, Inc. February 17, 2017 Page 2

(ix)	the financial terms of certain recent business combinations in the commercial banking industry, to the extent publicly available, deemed comparable to the Merger;

(x)	the current market environment generally and the banking environment in particular; and,

(xi)	such other information, financial studies, analyses and investigations and financial, economic and market criteria as we considered relevant.

We also discussed with certain members of senior management of IALB the business, financial condition, results of operations and prospects of IALB, including certain operating, regulatory and other financial matters. We held similar discussions with senior management of First Merchants regarding the business, financial condition, results of operations and prospects of First Merchants.

Management of IALB and First Merchants, respectively, have represented that there has been no material adverse change in their respective company’s assets, financial condition, results of operations, business or prospects since the date of the most recent financial statements made available to us. We have assumed in all respects material to our analysis that IALB and First Merchants will remain as going concerns for all periods relevant to our analyses, that all of the representations and warranties contained in the Agreement are true and correct, that each party to the Agreement will perform all of the covenants required to be performed by such party under the Agreement, and that the conditions precedent in the Agreement are not waived. Finally, ProBank Austin expresses no view or opinion as to any of the legal, accounting and tax matters relating to the Merger and any other transactions contemplated by the Agreement or any terms or other aspects of the Agreement, the Merger or any such other transactions.

In our review and analysis, we relied upon and assumed the accuracy and completeness of the information provided to us or publicly available, and have not attempted to verify the same. As part of the due diligence process we made no independent verification as to the status and value of IALB’s or First Merchants’ assets, including the value of the loan portfolio and allowance for loan and lease losses, and have instead relied upon representations and information concerning the value of assets and the adequacy of reserves of both companies in the aggregate. In addition, we have assumed in the course of obtaining the necessary approvals for the transaction, no condition will be imposed that will have a material adverse effect on the contemplated benefits of the transaction to IALB and its shareholders.

This opinion is based on economic and market conditions and other circumstances existing on, and information made available as of, the date hereof. This opinion is limited to the fairness, from a financial point of view, of the Exchange Ratio to the holders of IALB common stock. As part of the engagement, ProBank Austin reserves the right to review any public disclosures describing this fairness opinion or its firm. In addition, IALB agreed to indemnify ProBank Austin against certain liabilities. ProBank Austin expresses no opinion as to the fairness of any consideration paid in connection with the Merger to the holders of any other class of securities, creditors or other constituencies of IALB or as to the underlying decision by IALB to engage in the Merger or enter into the Agreement. ProBank Austin did not express any opinion as to the fairness of the amount or nature of the compensation to be received in the Merger by IALB officers, directors or employees, or class of such persons, relative to the compensation to be received in the Merger by the holders of IALB common stock. This opinion has been approved by the fairness opinion committee of ProBank Austin.

Louisville	Nashville	Toledo

Board of Directors Independent Alliance Banks, Inc. February 17, 2017 Page 3

Based upon our analysis and subject to the qualifications described herein, we believe that as of the date of this letter, the Exchange Ratio is fair, from a financial point of view, to the holders of IALB common stock.

Respectfully,

ProBank Austin

Louisville	Nashville	Toledo

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.	Indemnification of Directors and Officers of First Merchants Corporation

First Merchants is an Indiana corporation. First Merchants officers and directors are and will be indemnified under Indiana law, First Merchants Articles of Incorporation, as amended and Bylaws, as amended. Section 23-1-37-1 et seq. of the Indiana Business Corporation Law (the “Indiana Business Corporation Law”) requires a corporation, unless limited by its articles of incorporation, to indemnify a director or an officer of the corporation who is wholly successful, on the merits or otherwise, in the defense of any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative, or investigative and whether formal or informal, against reasonable expenses, including counsel fees, incurred in connection with the proceeding. First Merchants’ Articles of Incorporation do not contain any provision limiting such indemnification.

The Indiana Business Corporation Law also permits a corporation to indemnify a director, officer, employee, or agent who is made a party to a proceeding because the person was a director, officer, employee, or agent of the corporation against liability incurred in the proceeding if (a) the individual’s conduct was in good faith, and (b) the individual reasonably believed (i) in the case of conduct in the individual’s official capacity with the corporation, that the conduct was in the corporation’s best interests, and (ii) in all other cases, that the individual’s conduct was at least not opposed to the corporation’s best interests, and (c) in the case of a criminal proceeding, the individual either (i) had reasonable cause to believe the individual’s conduct was lawful, or (ii) had no reasonable cause to believe the individual’s conduct was unlawful.

First Merchants’ Articles of Incorporation, as amended, and Bylaws, as amended, provide that First Merchants will indemnify any person satisfying the standard of conduct outlined above as determined by (a) the First Merchants Board of Directors acting by a quorum consisting of Directors who are not parties to or who have been wholly successful with respect to such claim, action, suit or proceeding; or (b) independent legal counsel chosen by First Merchants.

First Merchants may advance expenses to or, where appropriate, may at its expense undertake the defense of any such person upon receipt of an undertaking by such person to repay such expenses if it should ultimately be determined that he is not entitled to the indemnification outlined above.

As permitted by the Indiana Business Corporation Law, the directors and officers of First Merchants are covered by an insurance policy indemnifying them against certain civil liabilities, including liabilities under the federal securities laws, which might be incurred by them in such capacity.

Item 21.	Exhibits and Financial Statement Schedules.

(a) The following Exhibits are being filed as part of this Registration Statement except those which are incorporated by reference:

Exhibit No.	Description of Exhibit

2.1	Agreement and Plan of Reorganization and Merger, dated as of February 17, 2017 by and between First Merchants Corporation and Independent Alliance Banks, Inc. (attached as Annex A to the proxy statement and prospectus contained in this Registration Statement)

3.1	First Merchants Corporation Articles of Incorporation, as amended (incorporated by reference to Exhibit 3.1 of First Merchants’ Form 10-Q filed on November 9, 2011)

3.2	Bylaws of First Merchants Corporation, as amended (incorporated by reference to Exhibit 3.2 of First Merchants’ Form 10-K filed on March 1, 2017)

Exhibit No.	Description of Exhibit

4.1	First Merchants Corporation Amended and Restated Declaration of Trust of First Merchants Capital Trust II (incorporated by reference to Exhibit 4.1 of First Merchants’ Form 8-K filed on July 3, 2007)

4.2	Indenture of First Merchants Capital Trust II (incorporated by reference to Exhibit 4.2 of First Merchants’ Form 8-K filed on July 3, 2007)

4.3	Guarantee Agreement of First Merchants Capital Trust II (incorporated by reference to Exhibit 4.3 of First Merchants’ Form 8-K filed on July 3, 2007)

4.4	Form of Capital Securities Certificate of First Merchants Capital Trust II (incorporated by reference to Exhibit 4.4 of First Merchants’ Form 8-K filed on July 3, 2007)

4.5	First Merchants Corporation Dividend Reinvestment and Stock Purchase Plan (incorporated by reference to Exhibit 4.3 of First Merchants’ Post-Effective Amendment to Form S-3 filed on August 21, 2009)

5.1	Opinion of Bingham Greenebaum Doll LLP (legality)†

8.1	Opinion of Bingham Greenebaum Doll LLP (tax matters)†

10.1	Voting Agreement (incorporated by reference to Exhibit 10.1 of First Merchants’ Form 8-K filed on February 17, 2017)

21.1	Subsidiaries of First Merchants Corporation (incorporated by reference to Exhibit 21 of registrant’s Annual Report on Form 10-K filed on March 1, 2017)

23.1	Consent of BKD, LLP

23.2	Consent of Bingham Greenebaum Doll LLP (legality) (included in Exhibit 5.1)

23.3	Consent of Bingham Greenebaum Doll LLP (tax matters) (included in Exhibit 8.1)

23.4	Consent of ProBank Austin†

24.1	Power of Attorney

99.1	Forms of Proxy and Voting Instruction Card for Independent Alliance Banks, Inc. Shareholder Meeting

†	Previously filed.

Item 22.	Undertakings.

The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement: (i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933; (ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement (notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement); and (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(5) That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the registrant undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(6) That every prospectus (i) that is filed pursuant to paragraph (5) above, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to this registration statement and will not be used until such amendment has become effective, and that, for purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(7) To respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11 or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of this registration statement through the date of responding to the request.

(8) To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in this registration statement when it became effective.

(9) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Muncie, State of Indiana, as of the 2nd day of May, 2017.

FIRST MERCHANTS CORPORATION

By:	/s/ Michael C. Rechin
Michael C. Rechin, Chief Executive Officer and President

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed as of the 2nd day of May, 2017 by the following persons in the capacities indicated.

/s/ Michael C. Rechin Michael C. Rechin	Chief Executive Officer, President and Director (Principal Executive Officer)

/s/ Mark K. Hardwick Mark K. Hardwick	Executive Vice President, Chief Financial Officer and Chief Operating Officer (Principal Financial and Accounting Officer)

* Charles E. Schalliol	Chairman of the Board and Director

* Michael R. Becher	Director

* Michael J. Fisher	Director

* F. Howard Halderman	Director

* William L. Hoy	Director

* Gary J. Lehman	Director

* Patrick A. Sherman	Director

S-1

* Terry L. Walker	Director

* Jean L. Wojtowicz	Director

* By:	/s/ Michael C. Rechin
Michael C. Rechin Attorney-in-fact May 2, 2017

S-2

FIRST MERCHANTS CORPORATION

EXHIBIT INDEX

Exhibit No.	Description of Exhibit

2.1	Agreement and Plan of Reorganization and Merger, dated as of February 17, 2017 by and between First Merchants Corporation and Independent Alliance Banks, Inc. (attached as Annex A to the proxy statement and prospectus contained in this Registration Statement)

3.1	First Merchants Corporation Articles of Incorporation, as amended (incorporated by reference to Exhibit 3.1 of First Merchants’ Form 10-Q filed on November 9, 2011)

3.2	Bylaws of First Merchants Corporation, as amended (incorporated by reference to Exhibit 3.2 of First Merchants’ Form 10-K filed on March 1, 2017)

4.1	First Merchants Corporation Amended and Restated Declaration of Trust of First Merchants Capital Trust II (incorporated by reference to Exhibit 4.1 of First Merchants’ Form 8-K filed on July 3, 2007)

4.2	Indenture of First Merchants Capital Trust II (incorporated by reference to Exhibit 4.2 of First Merchants’ Form 8-K filed on July 3, 2007)

4.3	Guarantee Agreement of First Merchants Capital Trust II (incorporated by reference to Exhibit 4.3 of First Merchants’ Form 8-K filed on July 3, 2007)

4.4	Form of Capital Securities Certificate of First Merchants Capital Trust II (incorporated by reference to Exhibit 4.4 of First Merchants’ Form 8-K filed on July 3, 2007)

4.5	First Merchants Corporation Dividend Reinvestment and Stock Purchase Plan (incorporated by reference to Exhibit 4.3 of First Merchants’ Post-Effective Amendment to Form S-3 filed on August 21, 2009)

5.1	Opinion of Bingham Greenebaum Doll LLP (legality)†

8.1	Opinion of Bingham Greenebaum Doll LLP (tax matters)†

10.1	Voting Agreement (incorporated by reference to Exhibit 10.1 of First Merchants’ Form 8-K filed on February 17, 2017)

21.1	Subsidiaries of First Merchants Corporation (incorporated by reference to Exhibit 21 of registrant’s Annual Report on Form 10-K filed on March 1, 2017)

23.1	Consent of BKD, LLP

23.2	Consent of Bingham Greenebaum Doll LLP (legality) (included in Exhibit 5.1)

23.3	Consent of Bingham Greenebaum Doll LLP (tax matters) (included in Exhibit 8.1)

23.4	Consent of ProBank Austin†

24.1	Power of Attorney

99.1	Forms of Proxy and Voting Instruction Card for the Independent Alliance Banks, Inc. Shareholder Meeting

†	Previously filed.